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As filed with the Securities and Exchange Commission on May 18, 2007

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Scientific Learning Corporation
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	8200 (Primary Standard Industrial Classification Code Number)	94-3234458 (I.R.S. Employer Identification Number)

300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040
(510) 444-3500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Robert C. Bowen
Chief Executive Officer
Scientific Learning Corporation
300 Frank H. Ogawa Plaza, Suite 600
Oakland, CA 94612-2040
(510) 444-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Steven V. Bernard, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304-1050 (650) 493-9300	Linda L. Carloni, Esq. Vice President and General Counsel Scientific Learning Corporation 300 Frank H. Ogawa Plaza, Suite 600 Oakland, CA 94612-2040 (510) 444-3500	Marjorie Sybul Adams, Esq. Daniel I. Goldberg, Esq. DLA Piper US LLP 1251 Avenue of the Americas New York, NY 10020 (212) 335-4500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Aggregate Amount to Be Registered(1)	Proposed Maximum Offering Price per Unit(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	7,861,638	$6.58	$51,729,579	$1,589

1)
Includes shares the underwriter has the option to purchase to cover over-allotments, if any.
2)
Estimated solely for the purpose of computing the amount of registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based upon the average of the high and low prices of the registrant's common stock on the Nasdaq Global Market on May 15, 2007.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION. DATED MAY 18, 2007.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

7,661,638 Shares Common Stock $ per Share

The principal selling stockholder named in this prospectus is offering 7,661,638 shares of our common stock. We will not receive any proceeds from the sale of the shares by any of the selling stockholders.

Our common stock trades on the Nasdaq Global Market under the symbol "SCIL." On May 15, 2007, the last sale price of our common stock on the Nasdaq Global Market was $6.60 per share.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to the principal selling stockholder	$	$

Certain additional selling stockholders have granted the underwriters the right to purchase up to 200,000 additional shares of common stock to cover any over-allotments. The underwriters can exercise this right any time within 30 days after the offering. The underwriters expect to deliver the shares to purchasers on or about                      , 2007.

ThinkEquity Partners LLC

                      , 2007

Scientific Learning®

Fast, Effective, Enduring Results

Students achieve a lasting 1-2 year gain in reading skills in 8-12 weeks

Fast ForWord®

Family of Products

You should rely only on the information contained in this prospectus. We and the selling stockholders have not authorized anyone to provide you with information different from that contained in this prospectus. The principal selling stockholder and, in the event that the underwriter exercises its over-allotment option, the additional selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

Information contained in this prospectus concerning our industry and the historic growth rate of the markets in which we participate is based on industry publications, surveys and forecasts generated by the U.S. Department of Education, Education Market Research, the U.S. Census Bureau and other sources. Such industry publications, surveys and forecasts generally indicate that their information has been obtained from sources believed to be reliable but do not guarantee the accuracy and completeness of their information. Although we believe that the reports are reliable, we have not independently verified their data.

i

Prospectus summary

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this summary together with the more detailed information, including our financial statements and the related notes, elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in "Risk Factors."

Except where the context requires otherwise in this prospectus, the "Company," "Scientific Learning," "we," "us" and "our" refer to Scientific Learning Corporation, a Delaware corporation.

Scientific Learning Corporation

Overview

We leverage innovations in neuroscience and technology to dramatically improve learning outcomes. We develop and distribute our patented Fast ForWord ® family of software, which builds learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. While we primarily market our products as a reading intervention solution for struggling, at-risk, and special education K-12 students, schools successfully use Fast ForWord products for students with a wide range of abilities and accomplishments to improve their academic performance. Since our inception, learners have used our Fast ForWord products over 900,000 times.

For the fiscal year ended December 31, 2006, our revenue was $41.0 million, and we generated a 77% gross margin and $4.3 million of cash flow from operations. For the three months ended March 31, 2007, our revenue was $8.8 million, and we generated a 71% gross margin and used $4.3 million of cash in our operations. As of March 31, 2007, our deferred revenue was $16.2 million, and we had $12.1 million of cash and cash equivalents and no outstanding debt.

The ability to read effectively is essential for success in school and in life. Federal education policy has long emphasized the importance of reading; the No Child Left Behind Act of 2002 calls for all students to read at grade level by 2014. According to the U.S. Department of Education, or the USDE, in 2005, 36% of fourth graders in the United States had reading scores below basic and 69% were not proficient in reading. Among students eligible for free or reduced-price lunches, the USDE found that 84% of fourth graders were not proficient in reading. According to the USDE, between 1992 and 2005, there was no statistically significant improvement in the proportion of fourth graders reading below the basic level, despite a national focus on reading and significant and increased federal funding.

Our Fast ForWord family of 11 major software products is based on more than 30 years of neuroscience and cognitive research, and results from our products are fast, effective and enduring. These results have been demonstrated through brain imaging studies, changes in achievement on standardized reading tests and more than 130 efficacy studies based on data from over 26,000 students at more than 350 sites.

We license our products in a variety of configurations to meet our customers' needs. Schools typically purchase site or workstation licenses, which are available either as a perpetual license or for a limited term. Products licensed for administration by private practice professionals are generally purchased on a per product per student basis. Most customers also purchase access to Progress Tracker, our web-delivered data tool, which provides alerts and suggestions when intervention is appropriate and tracks the progress of students on an individual and aggregate basis.

To facilitate effective implementation, we offer on-site product training, technical installation, implementation management, consulting, and professional development services. For customers who purchase our support services, we provide progress monitoring, software technical update releases, and extensive telephone, email and web-based support.

We sell to K-12 school districts primarily using a direct sales force. Our field sales personnel typically are experienced professionals with backgrounds in selling technology-based curriculum products to the K-12 market. During the past two years, an important part of our strategy has been to increase the size as well as the productivity of our direct sales force. In addition, a critical component of our marketing strategy is our brain science events. These are Company-sponsored or co-sponsored events that provide us with a significant period of time in which to present our neuroscience approach and achievement results to educational leaders.

Our Markets

Our sales efforts focus on K-12 public schools in the United States, which are estimated to serve approximately 49 million students in the 2006/07 school year. In each of the last three fiscal years, the K-12 sector in the United States has represented more than 90% of our revenue. Since inception, approximately 4,600 schools have purchased at least $10,000 of our Fast ForWord product licenses and services, compared to 3,800 at the end of 2005. While our installed base is growing, these 4,600 schools represent a small fraction of the nearly 96,000 public K-12 schools in the United States.

The most recent annual survey summarized in Education Market Research's Complete K-12 Report estimates that the total market for K-12 supplemental instructional materials in the United States is $2.2 billion, up from $1.4 billion in the 1998/99 school year. Between 1998/99 and 2005/06, this market had an average annual growth rate of 6.8%. In addition, educational software sales are expected to grow over the long-term in the range of 7% to 9% per year. Education Market Research's Complete K-12 Newsletter estimated the market for all educational software at approximately $800 million for the 2004/05 school year. The educational materials market is expected to continue to grow, driven by increasing enrollment of pre-K-12 students, performance and educator accountability requirements of federal legislation, and a projected increase in current expenditures per student.

In addition to selling to K-12 schools, we also sell to private practice professionals and learning centers. Speech and language and other professionals recommend the use of our products to appropriate clients and then supervise the use of the software, often in connection with their other services. In 2006, approximately 450 non-school professionals and entities in the United States and Canada used our products.

Our patented products are highly differentiated by their neuroscience basis and their focus on the development of learning capacity through improving cognitive skills. While we believe we have little direct competition, we do compete vigorously for available funding against other companies offering educational software and other language and reading programs, as well as with providers of traditional methods of teaching language and reading.

Competitive Strengths

We believe that the following competitive strengths will continue to enhance our market position and contribute to our growth:

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  Highly Experienced Team of Executives, Educators and Scientists.    Our executive team has over 200 years of education market experience, with previous positions at National Computer Systems, McGraw-Hill, Pearson, Compass Learning, NovaNET, Jostens Learning, Science Research Associates and Riverdeep; 30% of our executives have hands-on experience as teachers. Our board of directors includes three world-renowned scientists, two of whom have been elected to the National Academy of Sciences. Scientists directly involved in the development of our products have authored more than 425 publications on brain plasticity, neuropsychology and cognitive development, which have been cited more than 4,100 times in the scientific literature.

  •
  Strong Intellectual Property Position.    We have rights to 79 issued patents. These include 55 issued U.S. patents that we own or co-own and 11 patents that we exclusively license. We also hold rights to 31 patent applications, including 20 pending U.S. applications that we own. We believe we possess significant proprietary know-how with respect to how to design neuroscience products to achieve successful learning outcomes.

  •
  Demonstrated Efficacy of Fast ForWord Products.    The efficacy of our neuroscience-based technology has been proven over a variety of student populations, including at-risk, English as a second language, or ESL, and special education. Our technology is based on 30 years of brain research and has been the subject of over 130 efficacy studies.

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  Platform for Additional Commercialization.    Because our products are designed to enhance cognitive skills, our products are not limited to being used to improve performance in a particular academic subject or in conjunction with any particular educational approach. We believe that our content-agnostic platform provides us with flexibility in identifying potential product extensions, new products and new markets.

Growth Strategy

Our strategic goal is to have our FastForWord products become widely accepted by educators as a solution that dramatically improves and sustains achievement patterns to meet the needs of a broad spectrum of learners across a variety of academic subjects. Critical elements of our strategy include:

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  Broadening Educator Awareness of Our Fast ForWord Products.    We intend to increase awareness of our products, including their impact on reading and learning and the research behind them, through a variety of marketing techniques, including an increased number of brain science events that we sponsor or co-sponsor.

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  Establishing Rigorously-Proven Student Results as an Important Criterion in the Selection of Educational Products.    Educators select products for their students based on many factors. We believe that we have demonstrated our products' positive impact on student achievement with an exceptionally high degree of scientific rigor. Our marketing strategy is designed to focus educators on our results, the depth of the science validating those results, and the importance of those results to their decision-making process.

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  Focusing Our Sales Efforts on Key School Districts.    We plan on continuing to target those school districts that are struggling with academic under-achievement, have high levels of funding and are headed by strong leaders.

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  Increasing Sales Capacity and Productivity.    We intend to increase our selling resources, including improving our sales infrastructure and adding additional tools and training programs for our sales force to shorten sales cycles and to increase the number of transactions valued at over $100,000. We have increased our sales force by 50% since 2004 and plan substantial additional increases this year.

  •
  Emphasizing Post-Sales Support.    We believe that effective implementation of our products in compliance with our protocols is important to obtaining the best student results. To help schools follow best practices in their implementations, we plan to continue to emphasize post-sales support, including implementation services and results monitoring, and to continue to explore innovative and cost-effective ways to provide these services.

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  Improving and Expanding Our Fast ForWord Family of Products and Services.

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  2007 — We plan to introduce the Reading Progress Indicator assessment this year. This product is designed to provide customers with a rapid and convenient way to measure a student's reading skills before and after use of our Fast ForWord products. We also plan to introduce shortened daily protocols for all of our products later in 2007. Most of our products now require use for at least 50 minutes each day for a period of eight to 12 weeks; these new protocols are designed for use 30 minutes per day, over a longer overall time period. The limited availability of time and computers in schools is an obstacle to use of our products. By shortening the protocols, we believe that these new protocols will offer our customers valuable additional flexibility.

  •
  2008 — We have begun developing major new editions of our two original products, Fast ForWord Language and Fast ForWord Language to Reading. We are utilizing our proprietary student results database to redesign these products for increased efficiency and effectiveness. In addition, we plan to improve the graphical user interface for these two products. We also anticipate redesigning other products to enable them to be provided through a web-based portal maintained by our customer.

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  Identifying and Expanding into Other New Product Areas.    We continue to identify and evaluate potential new applications for our neuroscience-based technology. These include additional products to be marketed specifically for average and gifted students, English language learners, test preparation and improving mathematics skills. While we do not currently have any of these products in development, we may pursue such expansion organically, through acquisitions, or through technology or product licensing agreements.

  •
  Increasing Our Global Presence, Particularly in Asia.    We believe that the global demand to learn English is significant, particularly in India and China. As of March 31, 2007, we had 22 value-added resellers, or VARs, and were selling in 38 countries, and we plan to increase that number.

Risk Factors

For risks regarding our company and this offering, see "Risk Factors" beginning on page 7.

Corporate Information

We are a Delaware corporation. We incorporated in 1995 in California under the name Scientific Learning Principles Corporation and reincorporated in 1997 in Delaware under our present name, Scientific Learning Corporation. Our principal executive offices are located at 300 Frank H. Ogawa Plaza, Suite 600, Oakland California 94612-2040, and our telephone number is (510) 444-3500. Our website address is www.scilearn.com. The information on our website is not part of this prospectus.

Fast ForWord is a trademark of Scientific Learning Corporation, registered in the United States and other countries. F.A.S.T. Power Learning is also a trademark of Scientific Learning Corporation. This prospectus also includes other trademarks of Scientific Learning Corporation.

The offering

Shares of common stock outstanding prior to and after this offering	17,077,571 Shares
Shares of common stock offered by the principal selling stockholder	7,661,638 Shares
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of common stock by the selling stockholders.
Nasdaq Global Market symbol	SCIL

The number of shares of common stock outstanding prior to and after this offering is based on the number of shares outstanding as of April 30, 2007, and excludes:

  •
  3,597,535 shares of common stock issuable upon the exercise of options and the vesting of restricted stock units that are outstanding as of April 30, 2007. Outstanding options have a weighted average exercise price of $4.20 per share;

  •
  1,375,000 shares of common stock issuable upon exercise of warrants to purchase common stock at an exercise price of $8.00 per share;

  •
  195,971 shares of common stock reserved for future issuance under our 1999 Equity Incentive and Milestone Incentive Plans, 70,000 shares reserved for issuance under our 1999 Non-Employee Directors' Stock Option Plan, and 47,398 shares reserved for issuance under our 2002 CEO Option Plan; and

  •
  82,324 shares of common stock reserved for future issuance under our 1999 Employee Stock Purchase Plan.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the underwriter of its right to purchase up to 200,000 shares of common stock from the additional selling stockholders to cover over-allotments.

Summary financial data

The following summary financial data should be read in conjunction with our audited financial statements and the related notes, our unaudited condensed financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The information for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and as of December 31, 2006 and December 31, 2005 has been derived from our audited financial statements included elsewhere in this prospectus. The information for the three months ended March 31, 2007 and March 31, 2006 and as of March 31, 2007 has been derived from our unaudited condensed financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited summary financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results to be obtained in the future.

(In thousands, except per share amounts)
	Year ended December 31,			Three months ended March 31,
	2006	2005	2004	2007	2006
				(unaudited)
Statements of Operations Data:
Revenues	$40,998	$40,319	$30,976	$8,812	$7,831
Cost of revenues	9,535	7,655	6,756	2,559	2,169

Gross profit	31,463	32,664	24,220	6,253	5,662
Operating expenses:
Sales and marketing	21,073	17,619	16,087	6,406	5,379
Research and development	4,129	3,896	3,555	1,146	1,022
General and administrative	6,643	5,841	5,313	1,771	1,567

Total operating expenses	31,845	27,356	24,955	9,323	7,968

Operating income (loss)	(382)	5,308	(735)	(3,070)	(2,306)
Other income from related party	150	50	99	78	37
Interest income (expense), net	643	421	(100)	255	95

Net income (loss) before income tax	411	5,779	(736)	(2,737)	(2,174)
Income tax provision (benefit)	203	182	(43)	(109)	—

Net income (loss)	$208	$5,597	$(693)	$(2,628)	$(2,174)

Basic net income (loss) per share	$0.01	$0.33	$(0.04)	$(0.15)	$(0.13)

Shares used in computing basic net income (loss) per share	16,846	16,715	16,408	17,003	16,797

Diluted net income (loss) per share	$0.01	$0.31	$(0.04)	$(0.15)	$(0.13)

Shares used in computing diluted net income (loss) per share	17,740	18,023	16,408	17,003	16,797

	As of December 31,
			As of March 31, 2007
	2006	2005
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$16,364	$12,065	$12,108
Working capital(1)	3,951	2,842	1,070
Total assets	26,283	18,734	20,141
Total liabilities	25,266	20,569	20,943
Total stockholders' equity (deficit)	1,017	(1,835)	(802)

1)
Working capital is current assets minus current liabilities.

Risk factors

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes, before deciding to purchase any shares of our common stock.

Risks Related to Our Business and Industry

To grow our business, we need to increase acceptance of our products among K-12 education purchasers. Failure to do so would materially and adversely impact our revenue, profit and growth prospects.

We believe that to date most educators who have used Fast ForWord products are "early adopters." Early adopters comprise a relatively small proportion of the K-12 market, so in order to grow our revenue and profit, we need to increase our reach beyond early adopters to more conservative customers. We believe that our ability to grow acceptance of our products in the conservative K-12 education market will depend largely on the critical factors discussed below.

Our Fast ForWord products use an approach that differs from the approaches that schools have traditionally used to address reading problems. In particular, our products work because they increase learning capacity, are based on neuroscience research and focus on the development of cognitive skills. All of these concepts may be unfamiliar to educators. K-12 educational practices are slow to change, and it can be difficult to convince educators of the value of a substantially different approach.

In order to obtain the best student results from using our product, schools must follow a recommended protocol for Fast ForWord use, which requires a substantial amount of time out of a limited and already crowded school day. Our recommendation that schools follow a prescribed protocol in using our products may limit the number of schools willing to purchase from us. In addition, if our products are not used in accordance with the protocol, they may not produce the expected student results, which may lead to customer dissatisfaction and decreased revenue.

Our products are generally implemented in a computer lab with a lab coach or teacher rather than in the classroom with the students' regular classroom teachers. To reach a broader group of customers, encourage additional sales from existing customers and improve student achievement results, we need to better engage classroom teachers in the products' implementation, in an effective and efficient manner.

We encourage our customers to purchase significant levels of on-site service because we believe that these services enable more effective product use and lead to stronger student achievement gains. If we are unable to continue to convince customers to purchase these levels of service, customers may experience more difficulty with their implementations.

If we are unable to convince our market of the value of our significantly different approach and otherwise overcome the challenges identified above, our revenue and growth prospects could be materially and adversely impacted and our net income could decline.

Our sales cycle tends to be long and somewhat unpredictable, which may result in delayed or lost revenue, which could materially and adversely impact our revenue and net income.

Like other companies in the instructional market, our sales to K-12 schools are affected by school purchasing cycles and procedures, which can be quite bureaucratic. The cost of some of our K-12 license packages requires multiple levels of approval in a political environment, which results in a time-consuming sales cycle that can be difficult to predict. When a school district decides to finance its license purchase, the time required to obtain necessary approvals can be extended even further. In addition, sales to schools are subject to budgeting constraints, which may require schools to find available discretionary funds, obtain grants or wait until subsequent budget cycles. As a result, our sales cycle generally takes months, and in some cases, can take a year or longer. Therefore, we may devote significant time and energy to a particular customer sale over the course of many months, and then not make the sale when expected or at all. This can result in lost opportunities that can materially and adversely impact our revenue and net income.

It is difficult to accurately forecast our future financial results. This may cause us to fail to achieve the financial performance anticipated by investors and financial analysts, which could cause the price of our stock to decline.

Our revenue and net income or loss are difficult to predict and may fluctuate substantially from quarter to quarter as a result of many factors, including those discussed below.

A significant proportion of our customers' purchases are made within the last two weeks of each quarter. We therefore have limited visibility on revenue for the quarter until the end of the quarter. If a customer unexpectedly postpones or cancels an expected purchase due to changes in the customer's objectives, priorities, budget or personnel, we may experience an unexpected shortfall that cannot be made up in the quarter. The effect of the concentration of sales at the end of the quarter is compounded by the fact that our various license and service packages have substantially differing revenue recognition periods. Even when the amount and timing of a transaction can be accurately projected, it may be difficult to predict which license package a customer will purchase.

Our quarterly revenue from perpetual licenses became more unpredictable in 2006 than in prior years. Since our December 2004 pricing change, we recognize revenue from most of our perpetual license sales at the time of sale. Before that change, perpetual license revenue was recognized over the related service period. Because of this transition, in 2005 we recognized substantial revenue from perpetual licenses booked in 2003 and 2004, as well as perpetual license sales in 2005. In 2006, a greater proportion of our perpetual license revenue was derived from sales in the current quarter, and we expect that this will persist in 2007.

In addition, our sales strategy emphasizes district-level, multi-site transactions. The receipt or implementation of a single large order, or conversely its loss or delay, can significantly impact the level of sales booked and revenue recognized in a given quarter.

Our expense levels are based on our expectations of future revenue and are primarily fixed in the short term. We may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, which could cause our net income to fluctuate unexpectedly.

Failure to achieve the financial results expected by investors and financial analysts in a given quarter could cause an immediate and significant decline in the trading price of our common stock.

Our historical profit has been inconsistent, and our profit levels continue to be uncertain.

We started operations in February 1996 and through 2002 incurred significant operating losses. We first became profitable in 2003, incurred a net loss in 2004, were again profitable in 2005 and had a modest operating loss and modest net income in 2006. As of March 31, 2007, we had an accumulated deficit of $80.5 million.

Our strategic and operating goals include increasing our booked sales, revenue and profit. In 2006, our booked sales increased 37% over 2005 levels, when booked sales had fallen approximately 15% from 2004. In the first quarter of 2007, our booked sales decreased 14% compared to the first quarter of 2006. Booked sales in the first quarter of 2006 increased 44% compared to the first quarter of 2005. Our ability to achieve increased booked sales, revenue and profit depends on many factors, including but not limited to market acceptance of our products, availability of funding, customers' prior experience with our products, and general economic conditions, some of which are outside of our control. To meet our targets, we will need to make substantial investments in operations. We cannot assure you that we will meet our targets with respect to revenue or operating results.

We rely on studies of student performance results to demonstrate the effectiveness of our products. If the validity of these studies or the conclusions that we draw from them are challenged, our reputation could be harmed and our business prospects and financial results could be materially and adversely affected.

We rely heavily on statistical studies of student results on assessments to demonstrate that our Fast ForWord products lead to improved student achievement. Reliance on these studies to support our claims about the effectiveness of our products involves risks, including the following:

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  The results of studies depend on schools appropriately implementing the products and adhering to the product protocol. If a school does not do so, the study may not show that our products produce substantial student improvements.

  •
  Some studies on which we rely may be challenged because the studies use a limited sample size, lack a randomly selected control group, include assistance or participation from us or our scientists, or have other design characteristics that are not optimal. These challenges may assert that these studies are not sufficiently rigorous or free from bias, and may lead to criticism of the validity of the studies and the conclusions that we draw from them.

  •
  Schools studying the effectiveness of our products use the product with different types of students and use different assessments, sometimes making it difficult to aggregate or compare results.

Our sales and marketing efforts, as well as our reputation, could be adversely impacted if the studies upon which we rely to demonstrate the effectiveness of our products, or the conclusions we draw from those studies, are seen to be insufficient.

If our products contain errors or if customer access to our Progress Tracker product is disrupted, we could lose new sales and be subject to significant liability claims.

Because our software products are complex, they may contain undetected errors or defects, known as bugs. Bugs can be detected at any point in a product's life cycle, but are more common when a new product is introduced or when new versions are released. In the past, we have encountered unexpected bugs in our products shortly after release. We expect that, despite our testing, errors will be found in new products and product enhancements in the future. Significant errors in our products could lead to:

  •
  delays in or loss of market acceptance of our products;

  •
  diversion of our resources;

  •
  a lower rate of expansion purchases from current customers;

  •
  injury to our reputation; and

  •
  increased service expenses or payment of damages.

Our Progress Tracker data tool is a web-delivered product. Unanticipated problems affecting our network systems could cause interruptions or delays in the delivery of that product. The servers that support Progress Tracker are currently located in a third-party co-location facility in Sacramento, California. While we believe that the services provided by this facility are robust, interruptions in customer access could be caused by the occurrence of a natural disaster, power loss, vandalism or other telecommunications problems. We have experienced problems due to power loss in the past, and we will continue to be exposed to the risk of access failure in the future.

If our products do not work properly, or if there are problems with customer access to Progress Tracker, we may be required to issue credits, customers may elect not to renew their support or access contracts or not to purchase additional licenses, we may lose sales to potential customers and we may be subject to liability claims. We cannot be certain that the limitations of liability set forth in our agreements would be enforceable or would otherwise protect us from liability for damages. A material liability claim against us, regardless of its merit or its outcome, could result in substantial costs, significantly harm our business reputation and divert management's attention from our operations.

We will be required to comply with the management report requirements of Sarbanes-Oxley Section 404 as of December 31, 2007, and we may also be required to comply with the auditor attestation requirements at that time. If we are unable to comply with Section 404 when we are required to do so or are unable to conclude that our internal control over financial reporting is effective for the 2007 fiscal year, such non-compliance or ineffective controls could have a materially adverse effect on us.

Under Sarbanes-Oxley Section 404, as implemented by the SEC and PCAOB, we will be required to provide a management report and auditors' attestation and report on our internal control over financial reporting. We have not previously been subject to this requirement. Under current rules and with our current stockholder base and stock price, our deadline for compliance will be December 31, 2007 for the management report requirement and December 31, 2008 for the auditor attestation requirement. However, if the ownership of our common stock changes or our stock price increases substantially prior to June 30, 2007 (the measurement date for determining which provisions of Section 404 of the Sarbanes-Oxley Act apply to our company), we would likely become an "accelerated filer" and, therefore, would have to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for our fiscal year ending December 31, 2007. We will not know whether we will become an "accelerated filer" as of December 31, 2007 until June 30, 2007.

While we evaluate our internal controls on an on-going basis, we or our auditors may nevertheless discover significant deficiencies or material weaknesses in our internal controls. For instance, in connection with our restatements that we filed in 2005, we concluded that we had a material weakness in our internal controls relating to revenue and deferred revenue. To address this material weakness, we hired additional accounting staff and we implemented changes in our processes, procedures and controls relating to revenue and deferred revenue. In connection with the audit of our financial statements for the year ended December 31, 2005, management concluded and the Audit Committee concurred that, as of December 31, 2005, we no longer had a material weakness in our internal control over financial reporting. Nevertheless, we cannot assure you that, in the course of implementing our processes to achieve compliance with Section 404, we or our auditors will not detect additional material weaknesses in our internal control over financial reporting.

Claims relating to data collection from our user base may subject us to liabilities and additional expenses.

Schools and clinicians that use our products frequently use students' names to register them in our products and enter into our database academic, diagnostic and/or demographic information about the students. In addition, the results of student use of our products are uploaded to our database. We have designed our system to safeguard this personally-identifiable information, but the protection of such information is an area of increasing public concern and significant government regulation, including but not limited to the Children's Online Privacy Protection Act. If our privacy protection measures prove to be ineffective, we could be subject to liability claims for unauthorized access to or misuses of personally-identifiable information stored in our database. We may also face additional expenses to analyze and comply with increasing regulation in this area.

Sales of our products depend on the availability of government funding for public school reading intervention purchases, which is variable and outside the control of both us and our direct customers. If such funding becomes less available, our public school customers may be unable to purchase our products and services on a scale or at prices that we anticipate, which would materially and adversely impact our revenue and net income.

U.S. public schools are funded primarily through state and local tax revenues, which are devoted primarily to school building costs, teacher salaries and general operating expenses. Public schools also receive funding from the federal government through a variety of federal programs, many of which target children who are poor and/or are struggling academically. Federal funds typically are restricted to specified uses.

We believe that the funding for a substantial portion of our K-12 sales comes from federal funding, in particular the Individuals with Disabilities Education Act, or IDEA, and Title One funding, which supplements funding for schools with low income students. The current federal budget deficit and competing federal priorities may impact the availability of federal education funding. A cutback in federal education funding could have a materially adverse impact on our revenue.

State and local school funding can be significantly impacted by fluctuations in tax revenues due to changing economic conditions. We expect that future levels of state and local school spending will continue to be significantly affected by the general economic conditions and outlook. A downturn in the economy that results in a significant reduction in state tax revenues could have a materially adverse impact on our revenue.

The availability of funding for instructional products like ours can also be affected by unpredictable events, such as increases in energy costs or damage due to severe weather. We believe that severe storms and spiking energy costs adversely impacted our sales in 2005. Unpredictable events of similar magnitude could adversely impact our revenue and net income in the future.

We compete for sales with companies that have longer histories and greater resources than we do. We may not be able to compete effectively in the education market.

The market in which we operate is very competitive. While our products are highly differentiated by their neuroscience basis and their focus on building learning capacity and developing cognitive skills, we nevertheless compete vigorously for the funding available to schools. We compete not only against other software-based reading intervention products but also against print and service-based offerings from other companies and against traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than we are, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Encouraged by the No Child Left Behind Act, new competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although traditional approaches to language and reading are fundamentally different from our approach, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

If we lose key personnel or are unable to hire additional qualified personnel as necessary, we may not be able to achieve our business goals, which could materially and adversely affect our financial results and share price.

We depend on the performance of Robert Bowen, our Chairman and Chief Executive Officer, and on other senior management, sales, marketing, development, research, educational, finance and other administrative personnel with extensive experience in our industry and with our Company. Mr. Bowen's current employment agreement with us expires in June 2008. The loss of key personnel could harm our ability to execute our business strategy, which could adversely affect our financial results and share price. In addition, we believe that our future success will depend in large part on our continued ability to identify, hire, retain and motivate highly skilled employees who are in great demand. We cannot assure you that we will be able to do so.

Our current liquidity resources may not be sufficient to meet our needs.

We believe that cash flow from operations will be our primary source of funding for our operations during 2007 and the next several years. In 2006, we generated $4.3 million in cash from operating activities, and we ended the year with $16.4 million in cash and equivalents. In 2005, we used $2.1 million in cash in our operating activities, reflecting the decline in our booked sales from 2004 and higher expenses to support our growth goals. In the quarter ended March 31, 2007, we used cash in our operating activities of $4.3 million, compared to $3.9 million in the first quarter of 2006. As of March 31, 2007, we had $12.1 million in cash and cash equivalents.

In addition, we have a line of credit with Comerica Bank totaling $5.0 million, which expires June 2, 2007. As of April 30, 2007, no borrowings were outstanding and we were in compliance with the covenants of that line.

Funding our liquidity needs out of cash flow from operations will require us to achieve certain levels of booked sales and expenses. If we are unable to achieve sufficient levels of cash flow from operations, or are unable to obtain waivers or amendments from Comerica in the event we do not comply with our covenants, we would be required either to obtain debt or equity financing from other sources, or to reduce expenses. Reducing our expenses could adversely affect our operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms, if at all.

If we are unable to maintain our access to the intellectual property rights that we license from third parties, our sales and net income will be materially and adversely affected.

Our most important products are based on patented inventions licensed from the University of California and Rutgers, the State University of New Jersey. In 2006, we generated approximately 76% of our booked sales from products that use this licensed technology. If we were to lose our rights under these licenses (whether through expiration of our exclusive license period, expiration of the underlying patent's exclusivity, a breach by us of the terms of the license agreements or otherwise), such a loss of these licensed rights or a requirement that we must re-negotiate these licenses could materially harm our booked sales, our revenue and our net income.

If we are unable to adequately protect our intellectual property rights or if we infringe on the rights of others, we could become subject to significant liabilities, need to seek licenses or lose our rights to sell our products.

Our ability to compete effectively depends in part on whether we are able to maintain the proprietary aspects of our technology and to operate without infringing on the proprietary rights of others. It is possible that our issued patents will not offer sufficient protection against competitors with similar technology, that our trademarks will be challenged or infringed by competitors, or that our pending patent applications will not result in the issuance of patents. We also typically do not register our copyrights in the United States, which may make it difficult to collect damages from a third party who may be infringing our copyright. The degree of future protection for our proprietary rights is also uncertain for products or product improvements in early-stage development, because it is difficult to predict from early-stage development efforts which product(s) will ultimately be marketed or what form the ultimately marketed product(s) will take.

In addition, we could become party to patent or trademark infringement claims, litigation or interference proceedings. These proceedings could result from claims that we are violating the rights of others or may be necessary to enforce our own rights. Any such proceedings would result in substantial expense and significant diversion of management effort, and the outcome of any such proceedings cannot be accurately predicted. An adverse determination in such proceedings could subject us to significant liabilities or require us to seek licenses from third parties, which may not be available on commercially reasonable terms or at all. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture or increase their market share with respect to related technologies.

We generally require the execution of a written licensing agreement, which restricts the use and copying of our software products. However, if unauthorized copying or misuse were to occur to a substantial degree, our sales could be adversely affected.

The export of some of our products was not made in compliance with applicable export control regulations, and as a result we may be subject to fines and penalties.

In September 2006, we began shipping a new version of our Fast ForWord products that uses limited encryption features. Such software is subject to U.S. export control regulations and requires a one-time review from the Bureau of Industry and Security, or BIS, of the U.S. Department of Commerce to obtain authorization to ship the product outside of the United States and Canada under a License Exception. Although we made the required filing on May 8, 2007 (and the filing was registered on May 10, 2007), our exports of this product between September 2006 and May 4, 2007 were not made in compliance with the regulations. We have voluntarily reported this violation to BIS. BIS can assess monetary fines and penalties for each export made in violation of the regulations. Although we do not expect that any fines or penalties imposed on us will be material, we cannot assure you that the actual amount of such fines and penalties, if any, will not have a material adverse effect on our financial condition.

Risks Related to this Offering and Our Common Stock

The sale of shares of our common stock in this offering by the selling stockholder may cause the market price of our stock to decline.

Although our common stock is quoted on the Nasdaq Global Market, it does not have a high average trading volume. For example, during 2006, our average daily trading volume was approximately 6,000 shares. In large part because of this low trading volume, the price of our common stock has been highly volatile since our July 1999 initial public offering. The last reported sales price of our common stock on the Nasdaq Global Market on May 15, 2007 was $6.60 per share. The 7,661,638 shares that the principal selling stockholder is selling in this offering represent 44.9% of our 17,077,571 outstanding shares of common stock as of April 30, 2007. After the completion of this offering, the market price of our common stock may decline significantly in response to the addition of such a large number of freely tradable shares into a thinly traded public market for our common stock.

Our stock price is volatile and you may lose all or a part of your investment.

The market price of our common stock may be subject to significant fluctuations after this offering. It is possible that in some future periods our results of operations may be below the expectations of securities analysts who may choose to follow our common stock, if any, and investors. If this occurs, our stock price may decline. Factors that could affect our stock price include the following:

  •
  actual or anticipated fluctuations in our operating results;

  •
  changes in securities analysts' recommendations or estimates, if any, of our financial performance;

  •
  publication of research reports by analysts, if any;

  •
  changes in market valuations of similar companies;

  •
  announcements by us, our competitors or other retailers;

  •
  additions or departures of key personnel;

  •
  the trading volume of our common stock in the public market;

  •
  general economic conditions;

  •
  financial market conditions;

  •
  changes in accounting principles or policies;

  •
  acts of terrorism; and

  •
  war or threats of war.

As a result of the sale of our shares of common stock in this offering by the principal selling stockholder, we expect that our ability to utilize our net operating loss carryforwards will be limited.

We expect that this offering will result in a change-of-control of the Company for income tax purposes, which will result in an annual limitation on our use of our net operating loss carryforwards. Future transactions may also result in further limitations in our use of net operating loss carryforwards.

If our net operating loss carryforwards are limited, and we have taxable income which exceeds the available net operating loss carryforwards for that period, we would incur an income tax liability even though net operating loss carryforwards may be available in future years prior to their expiration. As a result, our future cash flow, financial position and financial results may be negatively impacted.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

  •
  the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

  •
  the ability of the board of directors to issue, without stockholder approval, up to 1,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

  •
  unless and until our stockholders approve our proposal to declassify our board of directors at our annual stockholder meeting on June 1, 2007, our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible;

  •
  no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

  •
  stockholders may not call special meetings of the stockholders; and

  •
  our board of directors will be able to alter our bylaws without obtaining stockholder approval.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

Special note regarding forward-looking statements

This prospectus includes forward-looking statements, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Use of proceeds

We will not receive any of the proceeds from the sale of the shares of common stock offered by this prospectus. Any proceeds from the sale of the shares offered by this prospectus will be received by the selling stockholders.

Price range of common stock

Our common stock was traded on the Nasdaq National Market from July 22, 1999, the effective date of our initial public offering, through July 21, 2002, when our common stock was delisted from the Nasdaq National Market. From July 22, 2002 until December 30, 2003, our common stock was traded on the OTC Bulletin Board. From December 31, 2003 until July 2004, our common stock was traded on the Nasdaq Small Cap Market. Since July 2004, our common stock has traded on the Nasdaq National Market, now the Nasdaq Global Market, under the symbol "SCIL". The following table sets forth, for the periods indicated, the high and low closing sale prices of our common stock as reported by the Nasdaq and may not necessarily represent actual transactions. As of April 30, 2007, we had 114 record holders of our common stock. This figure does not reflect persons or entities that hold their stock in nominee or "street" name through various brokerage firms.

	Price range of common stock
	High	Low
Fiscal Year Ending December 31, 2007
First Quarter	$7.72	$5.30
Second Quarter (through May 15, 2007)	$7.71	$6.41
Fiscal Year Ended December 31, 2006
First Quarter	$6.11	$5.25
Second Quarter	$6.58	$5.80
Third Quarter	$6.58	$4.97
Fourth Quarter	$5.65	$4.45
Fiscal Year Ended December 31, 2005
First Quarter	$5.96	$4.28
Second Quarter	$5.20	$3.91
Third Quarter	$5.25	$3.82
Fourth Quarter	$6.09	$4.44

On May 15, 2007, the closing price per share of our common stock was $6.60, as reported on the Nasdaq Global Market.

Dividend policy

We have never declared or paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. Our current Loan and Security Agreement with Comerica Bank provides that we may not pay any dividends other than stock dividends during the term of the Agreement.

Capitalization

The following table sets forth our cash and cash equivalents and our capitalization as of March 31, 2007. You should read the information below in conjunction with our condensed unaudited financial statements and their notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

(in thousands, except per share amounts)	As of March 31, 2007
(unaudited)
Cash and cash equivalents	$12,108

Total debt	—
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—
Common Stock, $0.001 par value; 40,000,000 authorized, 17,076,470 shares issued and outstanding, and additional paid-in capital	79,718
Accumulated deficit	(80,520)

Total stockholders' equity (deficit)	$(802)

Total capitalization	$(802)

Selected financial data

The following selected financial data should be read in conjunction with our audited financial statements and the related notes thereto, our unaudited condensed financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The information as of December 31, 2004, December 31, 2003 and December 31, 2002 and for the years ended December 31, 2003 and December 31, 2002 has been derived from our audited financial statements, which are not included herein. The information as of December 31, 2006 and December 31, 2005 and for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 has been derived from our audited financial statements included elsewhere in this prospectus. The information as of March 31, 2007 and for the three months ended March 31, 2007 and March 31, 2006 has been derived from our unaudited condensed financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited selected financial data presented below under the headings "Statement of Operations Data" and "Balance Sheet Data" reflect all adjustments, which include only normal and recurring adjustments, necessary to present fairly our results of operations for and as of the periods presented. Historical results are not necessarily indicative of the results to be obtained in the future.

(in thousands except per share amounts)
	Year ended December 31,					Three months ended March 31,
	2006	2005	2004	2003	2002	2007	2006
						(unaudited)
Statement of Operations Data:
Revenues:
Products	$29,966	$30,263	$22,802	$24,491	$17,879	$5,453	$5,348
Service and support	11,032	10,056	8,174	5,425	3,958	3,359	2,483

Total revenues	40,998	40,319	30,976	29,916	21,837	8,812	7,831
Cost of revenues:
Cost of products	1,638	2,018	1,775	2,127	2,109	306	320
Cost of service and support	7,897	5,637	4,981	3,872	1,502	2,253	1,849

Total cost of revenues	9,535	7,655	6,756	5,999	3,611	2,559	2,169

Gross profit	31,463	32,664	24,220	23,917	18,226	6,253	5,662
Operating expenses:
Sales and marketing	21,073	17,619	16,087	12,961	14,554	6,406	5,379
Research and development	4,129	3,896	3,555	3,500	2,985	1,146	1,022
General and administrative	6,643	5,841	5,313	4,529	4,776	1,771	1,567
Restructuring	—	—	—	(7)	3,365	—	—

Total operating expenses	31,845	27,356	24,955	20,983	25,680	9,323	7,968

Operating income (loss)	(382)	5,308	(735)	2,934	(7,454)	(3,070)	(2,306)
Other income from related party	150	50	99	448	—	78	37
Interest income (expense), net	643	421	(100)	(1,209)	(1,241)	225	95

Net income (loss) before income tax	411	5,779	(736)	2,173	(8,695)	(2,737)	(2,174)
Income tax provision (benefit)	203	182	(43)	43	—	(109)	—

Net income (loss)	$208	$5,597	$(693)	$2,130	$(8,695)	$(2,628)	$(2,174)

Basic net income (loss) per share	$0.01	$0.33	$(0.04)	$0.13	$(0.56)	$(0.15)	$(0.13)

Shares used in computing basic net income (loss) per share	16,846	16,715	16,408	16,007	15,641	17,003	16,797

Diluted net income (loss) per share	$0.01	$0.31	$(0.04)	$0.13	$(0.56)	$(0.15)	$(0.13)

Shares used in computing diluted net income (loss) per share	17,740	18,023	16,408	16,908	15,642	17,003	16,797

	As of December 31,
						As of March 31, 2007
	2006	2005	2004	2003	2002
Balance Sheet Data:
Cash and cash equivalents	$16,364	$9,022	$10,281	$3,648	$4,613	$12,108
Short-term investments	—	3,043	—	—	—	—
Working capital	3,951	2,842	(3,986)	(11,331)	(10,879)	1,070
Total assets	26,283	18,734	22,958	15,597	18,531	20,141
Long-term debt, including current portion	—	—	—	—	5,000	—
Stockholders' equity (deficit)(1)	1,017	(1,835)	(8,111)	(8,544)	(11,363)	(802)

1)
We have paid no cash dividends since our inception.

Management's discussion and analysis of financial
condition and results of operations

The following discussion and analysis should be read in conjunction with our audited financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled "Risk Factors" and elsewhere in this prospectus.

Overview

We develop and distribute the Fast ForWord family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. Extensive research by independent researchers, our founding scientists, school districts and our company demonstrates the rapid and lasting gains achieved through Fast ForWord participation. Our products are marketed primarily to K-12 schools in the United States, to which we sell through a direct sales force. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. Since our inception, learners have used our Fast ForWord products over 900,000 times and approximately 4,600 schools have purchased at least $10,000 of our Fast ForWord product licenses and services. As of March 31, 2007, we had 204 full-time employees, compared to 195 as of December 31, 2006 and 179 as of March 31, 2006.

Business Highlights

We market our Fast ForWord products primarily as a reading intervention solution for struggling, at-risk, English Language Learners, and special education students. Approximately 70% of the 55 million U.S. student population, including both public and private school students, tests as not proficient in reading. While our installed base is growing, the 4,600 schools that have purchased at least $10,000 of our product licenses and services represent a small fraction of the nearly 96,000 public K-12 schools in the United States.

Sales of our products are included in the growing supplemental education materials segment of the overall education materials market. The most recent annual survey summarized in Education Market Research's Complete K-12 Report estimates that the total market for K-12 supplemental instructional materials in the United States is $2.2 billion, up from $1.4 billion in the 1998/99 school year. Between 1998/99 and 2005/06, this market had an average annual growth rate of 6.8%. In addition, educational software sales are expected to grow over the long-term in the range of 7% to 9% per year. Education Market Research's Complete K-12 Newsletter estimated the market for all educational software at approximately $800 million for the 2004/05 school year. The educational materials market is expected to continue to grow, driven by increasing enrollment of pre-K-12 students, performance and educator accountability requirements of federal legislation, and a projected increase in current expenditures per student.

Federal education funds are a critical resource in helping school districts address the needs of the most challenged learners. We believe that a significant proportion of our sales are funded by federal sources, particularly Title One and IDEA (special education). In fiscal 2006, the federal government appropriated $10.6 billion to state grants for IDEA and $12.7 billion to Title One grants to local education agencies.

Company Highlights

Three Months Ended March 31, 2007 and March 31, 2006

For the three months ended March 31, 2007, our total booked sales decreased by 14% over the same period in 2006. (Booked sales is a non-GAAP financial measure. For more explanation on booked sales, see "Booked sales and selling activity" below).

For the three months ended March 31, 2007, we closed eight transactions in excess of $100,000, compared to 18 in the first quarter of 2006. One of our major goals is to increase the number of large booked sales, which we believe to be an important indicator of education industry acceptance and critical to achieving our targets. These large transactions frequently require school board approvals and their timing is often difficult to predict.

For the three months ended March 31, 2007, our total revenue increased by 13% compared to the same period in 2006. Product revenue was up by 2% compared to the same period in 2006. The small increase in product revenues was mainly due to an increase in revenue recognized from sales booked in previous periods, which more than offset the decrease in booked sales for the current quarter. Service and support revenue increased by 35% due to a higher number of schools on support and more services delivered.

For the three months ended March 31, 2007, gross profit decreased slightly due to a change in revenue mix towards proportionately lower product revenues (which have significantly higher gross margins than service and support revenue) and proportionately higher services and support revenues. Operating expenses increased 17%, mostly due to headcount growth.

We recorded a net loss of $2.6 million for the three months ended March 31, 2007 compared to a net loss of $2.2 million in the same period in 2006.

As of March 31, 2007 and 2006, we had no outstanding debt.

Years Ended December 31, 2006, 2005 and 2004

In 2006, total booked sales increased by 37% compared to 2005 as K-12 booked sales were up 41%. This compares to a decrease of 15% in 2005 compared to 2004. We attribute our K-12 booked sales increase primarily to:

  •
  Our improved sales capacity resulting from additional sales representatives hired in 2005 who became productive in 2006.

  •
  An increased focus within our sales organization on quickly closing transactions over $100,000.

  •
  An improved purchasing environment in key states, especially Texas, Florida, Louisiana and Mississippi. In 2005, the Gulf Coast regions of these states were impacted by severe weather that disrupted school operations. In addition, Texas in particular experienced serious state funding uncertainty. These factors, together with instability in energy prices generally, were diminished in 2006.

  •
  The contribution from new products released in late 2005 and 2006.

We also saw growth in our international sales, which increased over 100% in 2006 compared to 2005. In 2006, international sales comprised approximately 1.5% of total booked sales. We conduct our international business through value-added resellers or VARs. As of December 31, 2006, we had 21 VARs selling in 29 countries.

In 2006, we closed 102 transactions in excess of $100,000 compared to 59 in 2005 and 66 in 2004. Larger booked sales tend to have a longer sales cycle and involve a more complex decision process. Increases in the proportion of our business from these large booked sales may cause increased fluctuations and unpredictability in the timing of our booked sales and revenue. As previously discussed, the characteristics of our public school market cause us to have a somewhat long and unpredictable sales cycle.

In 2006, our booked sales were $43.1 million and our revenue was $41.0 million. Revenue in 2006 grew 2% compared to 2005 in contrast to our 37% increase in total booked sales. Our 2005 revenue of $40.3 million was substantially higher than booked sales of $31.5 million. Historically, booked sales have been greater than revenue. The divergence of booked sales and revenue in fiscal 2005 was primarily attributable to our December 2004 strategic pricing change. As a result of this strategic pricing change, we began to recognize revenue for most sales of perpetual licenses up front, rather than ratably over the related support period. Therefore, in 2005, we recognized substantial revenue both from sales booked in 2004 and 2003 and from sales booked in 2005. In 2004 booked sales were $37.3 million and revenue was $31.0 million.

We reported net income of $0.2 million in 2006, compared to net income of $5.6 million in 2005. This decrease in net income results from higher costs, primarily due to the implementation of Statement of Financial Accounting Standard No. 123(R), "Share-Based Payment," or SFAS 123(R), and increases in incentive compensation and commissions due to the higher booked sales.

We ended 2006 with $16.4 million in cash and cash equivalents and had no outstanding debt. We did not make use of our credit line during 2006. Net cash generated from operating activities was $4.3 million.

Results of Operations

Three Months Ended March 31, 2007 and March 31, 2006

    Revenues

	Three months ended March 31,
(dollars in thousands)	2007	Change	2006
	(unaudited)
Products	$5,453	2%	$5,348
Service and support	3,359	35%	2,483

Total revenues	$8,812	13%	$7,831

Product revenues, which comprise the majority of our revenue, increased modestly during the three months ended March 31, 2007, compared to the same period in 2006. Although booked sales decreased in the three months ended March 31, 2007 compared to the three months ended March 31, 2006, approximately $1.1 million more revenue was recognized from sales booked in previous quarters for which revenue had been deferred.

Our service and support revenue increased significantly during the three months ended March 31, 2007 compared to the same period in 2006 due to a higher number of schools on support and more services delivered.

Booked Sales and Selling Activity:    Booked sales is a non-GAAP financial measure that management uses to evaluate current selling activity. We believe that booked sales is a useful metric for investors as well as management because it is the most direct measure of current demand for our products and services. Booked sales equals the total value (net of allowances) of software, services and support invoiced in the period. We record booked sales and deferred revenue when all of the requirements for revenue recognition have been met, other than the requirement that the revenue for software licenses and services has been earned. We use booked sales information for resource allocation, planning, compensation and other management purposes. We believe that revenue is the most comparable GAAP measure to booked sales. However, booked sales should not be considered in isolation from revenues and is not intended to represent a substitute measure of revenues or any other performance measure calculated under GAAP.

The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the three months ended March 31, 2007 and 2006:

	Three months ended March 31,
(dollars in thousands)	2007	Change	2006
	(unaudited)
Booked sales	$5,838	(14)%	$6,784
Less revenue	8,812	13%	7,831

Net decrease in deferred revenue	(2,974)		(1,047)

Total deferred revenue end of period	$16,185	1%	$15,956

Booked sales in the K-12 sector decreased 16% to $5.3 million during the three months ended March 31, 2007, compared to $6.3 million in the same period in 2006. The first quarter historically is our lowest booked sales quarter, and comparisons are made more difficult by the fact that we experienced a 48% increase in K-12 booked sales in the first quarter of 2006 compared to the same period in the prior year. As we have discussed before, the characteristics of our public school market cause us to have a somewhat long and unpredictable sales cycle.

Booked sales in the K-12 sector for the three months ended March 31, 2007 were 91% of total booked sales, compared to 93% in the same period in 2006. Booked sales to non-school customers, primarily private practice clinicians, increased by $40,000, or 8%, for the three months ended March 31, 2007.

We believe large booked sales are an important indicator of mainstream education industry acceptance and an important factor in reaching our goal of increasing sales force productivity. During the first quarter of 2007, we closed eight sales that had a contract value in excess of $100,000 compared to 18 during the same period in 2006. For the three months ended March 31, 2007, approximately 37% of our K-12 booked sales were realized from booked sales over $100,000. For the comparable period in 2006, these large booked sales accounted for approximately 70% of booked sales. Large booked sales include volume and negotiated discounts but the percentage discount applicable to any given transaction will vary and the relative percentage of large booked sales and smaller booked sales in a given quarter may fluctuate. Because we discount product license fees but do not discount service and support fees, product booked sales and revenue are disproportionately affected by discounting. We cannot predict the size and number of large transactions in the future.

Although federal, state and local budget pressures make for an uncertain funding environment for our customers, we remain optimistic about our growth prospects in the K-12 market. However, achieving our booked sales growth objectives will depend on increasing customer acceptance of our products, which requires us to continue to focus on improving our products' ease of use, their fit with school requirements, and our connection with classroom teachers and administrators. Our K-12 growth prospects are also influenced by factors outside our control, including the overall level, certainty and allocation of state, local and federal funding. In addition, the revenue recognized from our booked sales can be unpredictable. Our various license and service packages have substantially differing revenue recognition periods, and it is often difficult to predict which license package a customer will purchase, even when the amount and timing of a sale can be reasonably projected. See "Management's Discussion and Analysis – Application of Critical Accounting Policies" for a discussion of our revenue recognition policy. In addition, the timing of a single large order or its implementation can significantly impact the level of booked sales and revenue at any given time. See "Risk Factors" for a further discussion of some of the factors that affect our sales and revenue.

    Gross Profit and Cost of Revenues

	Three months ended March 31,
(dollars in thousands)	2007	2006
	(unaudited)
Gross profit on products	$5,147	$5,028
Gross profit margin on products	94%	94%
Gross profit on service and support	1,106	634
Gross profit margin on services and support	33%	26%

Total gross profit	$6,253	$5,662

Total gross profit margin	71%	72%

The overall gross profit margin decreased slightly due to a revenue mix shift. Higher margin product revenues made up 62% of total revenues in the three months ended March 31, 2007, compared to 68% in the same period in 2006. Product margins remained unchanged at 94% during the two periods. The 35% revenue growth in service and support more than offset higher expenses which were 22% higher, due to additional staff and their associated expenses.

    Operating Expenses

	Three months ended March 31,
(dollars in thousands)	2007	Change	2006
	(unaudited)
Sales and marketing	$6,406	19%	$5,379
Research and development	1,146	12%	1,022
General and administrative	1,771	13%	1,567

Total operating expenses	$9,323	17%	$7,968

Sales and Marketing Expenses:    For the three months ended March 31, 2007, our sales and marketing expenses increased 19% or approximately $1 million. This increase is due to multiple factors, including salary and benefits costs due to increased staffing ($316,000), consulting expenses ($190,000), travel expenses ($191,000) and trade shows and meeting costs ($253,000). These increases were partially offset by a $165,000 decrease in commission expense as a result of lower booked sales. As of March 31, 2007, we had 46 quota-bearing field sales personnel compared to 39 as of March 31, 2006.

Research and Development Expenses:    Research and development expenses increased by $124,000 for the three months ended March 31, 2007, compared to the same period in 2006 primarily due to higher headcount and consulting costs. Research and development expenses principally consist of compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs.

General and Administrative Expenses:    The primary reason for the $204,000 increase in general and administrative expenses in the three months ended March 31, 2007, compared to the same period in 2006, was an $87,000 increase in bad debt expense. We recorded a bad debt expense of $60,000 in the three months ended March 31, 2007, compared to a credit of $27,000 in the three months ended March 31, 2006. We also had small increases in headcount related and consulting expenses.

    Other Income from Related Party

In September 2003, we signed an agreement with Posit Science Corporation, or PSC, transferring technology to PSC for use in the health field. During the quarter ended March 31, 2007, we recorded $78,000 in royalties receivable from PSC. For the comparable period in 2006, we recorded $37,000 in royalties receivable. Amounts received to date and any future receipts are being reported as other income as we do not consider these royalties to be part of our recurring operations.

    Interest and Other Income, Net

	Three months ended March 31,
(dollars in thousands)	2007	Change	2006
	(unaudited)
Interest and other income, net	$255	168%	$95

For the three months ended March 31, 2007, interest and other income, net, consisted primarily of interest earned on our invested cash of $167,000 and a reclassification of $87,000 of service and support revenue relating to two customers for whom we are no longer performing services. In the three months ended March 31, 2006, interest and other income, net, comprised mainly interest earned on our invested cash of $94,000.

    Income Tax Provision (Benefit)

In the three months ending March 31, 2007, we recorded an income tax benefit of $109,000, based on our expectation that we will be profitable for the fiscal year. For the three months ended March 31, 2006 we recorded no income tax provision. The tax provision for the three months ended March 31, 2007 principally consists of federal and state taxes currently payable offset by the utilization of net operating losses resulting in an effective tax rate of approximately 4%.

Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and previously reported net losses, we continue to maintain a full valuation allowance against our remaining net deferred tax assets.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any. Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date.

As a result of the implementation of FIN 48, we did not recognize any increase or decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, therefore, there was no corresponding adjustment to the opening balance of retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current and long term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and March 31, 2007 was $1.4 million. Also, we have no unrecognized tax benefits that, if recognized, would affect our current or future effective tax rate.

Our continuing practice is to recognize interest and penalties relating to income tax matters in income tax expense. We recorded approximately $2,000 for these expenses in the three month period ended March 31, 2007, and had no accruals as of March 31, 2007.

Our only major tax jurisdiction is the United States and our 2003-2006 tax years remain subject to examination by the appropriate governmental agencies due to our operating loss positions. Our federal income tax return for 2004 is currently under examination.

Years Ended December 31, 2006, 2005 and 2004

    Revenues

	Year ended December 31,
(dollars in thousands)	2006	Change	2005	Change	2004
Products	$29,966	(1)%	$30,263	33%	$22,802
Service and support	11,032	10%	10,056	23%	8,174

Total revenues	$40,998	2%	$40,319	30%	$30,976

2006 Revenue Compared to 2005:    Product revenue declined in 2006 compared to 2005 because we recognized approximately $6.5 million less revenue from sales made in prior periods. This decrease was almost offset by increased revenue recognized on sales booked in 2006. On average 52% of booked sales in 2006 were recognized into revenue in the quarter in which the sale occurred.

Service and support revenue increased in 2006 by 10%, primarily due to stronger sales of on-site services, partially offset by a lower level of revenue recognized from sales made in prior years. Service and support revenue also reflected the increase in the number of schools purchasing ongoing Progress Tracker access and support contracts. We had 21% more customers on support as of December 31, 2006 than as of December 31, 2005.

2005 Revenue Compared to 2004:    The increase in product revenue primarily reflected our December 2004 pricing change that eliminated the initial license fee for our Progress Tracker online product. This change in our pricing structure resulted in a far higher proportion of booked sales from a given period in 2005 being recognized into revenue in the period in which the sale was booked than in 2004. For the year ended December 31, 2005, approximately $15.2 million, or 48%, of total booked sales were recognized as revenue in the quarter in which the sale occurred. For the comparable periods in 2004, a negligible amount of booked sales was recognized into revenue in the quarter of sale. Our December 2004 strategic pricing change had little impact in 2004, because the software for many December perpetual licenses was not delivered until January 2005. The impact on January 2005 revenue from products shipped in December 2004 was approximately $2.0 million.

Service and support revenues increased, primarily due to increased sales of on-site services. Service and support revenue also increased as a result of the increase in the number of schools purchasing ongoing Progress Tracker access and support.

Booked Sales and Selling Activity:    The following reconciliation table sets forth our booked sales, revenues and change in deferred revenue for the twelve months ended December 31, 2006, 2005 and 2004:

	Year ended December 31,
(dollars in thousands)	2006	Change	2005	Change	2004
Booked sales	$43,154	37%	$31,538	(15)%	$37,260
Less revenue	40,998	2%	40,319	30%	30,976

Net increase/(decrease) in deferred revenue	$2,156		$(8,781)		$6,284

Total deferred revenue end of period	$19,159	13%	$17,003	(34)%	$25,784

Booked sales in the K-12 sector, which accounted for 93% of booked sales in 2006, increased 41% to $40.2 million compared to $28.4 million in 2005. Booked sales in the K-12 sector were $34.3 million in 2004.

We believe that the principal reasons for our increase in 2006 booked sales are:

  •
  Our improved sales capacity resulting from additional sales representatives hired in 2005 who became productive in 2006.

  •
  An increased focus within our sales organization on quickly closing transactions over $100,000.

  •
  An improved purchasing environment in key states, especially Texas, Florida, Louisiana and Mississippi. In 2005, the Gulf Coast regions of these states were impacted by severe weather that disrupted school operations. In addition, Texas in particular experienced serious state funding uncertainty. These factors, together with instability in energy prices generally, were diminished in 2006.

  •
  The contribution from new products released in late 2005 and 2006.

We believe large booked sales are an important indicator of mainstream education industry acceptance and an important factor in reaching our goal of increasing sales force productivity. In 2006 we continued to focus our sales force on multi-site sales. The number of booked sales over $100,000 increased to 102 in 2006 from 59 in 2005 and 66 in 2004. For the year ended December 31, 2006, 67% of our K-12 booked sales were realized from sales over $100,000. For the comparable periods ending December 31, 2005 and 2004, large booked sales accounted for 59% and 67% of booked sales respectively.

Fiscal 2006, 2005 and 2004 included booked sales from a single large contract with the School District of Philadelphia. The total contract value was $10.4 million, with $6.0 million booked in 2004 and an additional $1.4 million booked in each of fiscal 2005 and 2006. The remaining $1.6 million is scheduled to be recorded as booked sales in the coming two years.

Booked sales outside the K-12 market (primarily private practice clinicians and international customers) were flat in 2006 relative to 2005, compared to a 2% increase in 2005 over 2004. Our primary focus remains the U.S. K-12 market.

    Gross Profit and Cost of Revenues

	Year ended December 31,
(dollars in thousands)	2006	2005	2004
Gross profit on products	$28,328	$28,245	$21,027
Gross product margin on products	95%	93%	92%
Gross profit on service and support	3,135	4,419	3,193
Gross profit margin on services and support	28%	44%	39%

Total gross profit	$31,463	$32,664	$24,220

Total gross profit margin	77%	81%	78%

The overall gross profit margin declined in 2006 compared to 2005, as a small improvement in product margin was more than offset by a substantial decrease in services and support margin. Product margins improved primarily because capitalized software amortization, which was charged to product cost of revenue, ceased in June 2006. We also reduced costs by limiting the quantity of electronic media that we send to customers. Service and support margins have declined primarily due to our investment in a new support center in Tucson, Arizona, which replaced an outside vendor. We also hired additional service staff in anticipation of increased service sales.

The overall gross profit margin improved in 2005 compared to 2004, primarily because of a 5% increase in services and support margin. Service and support margins improved from 2004 to 2005 as we increased the sales of services to our customers, significantly increased Progress Tracker revenues and maintained our support base. Due to the semi fixed cost nature of services and support, revenue growth resulted in margin improvement.

Revenue mix in all recent years was similar, as we had 73% of revenues from products in 2006, versus 75% in 2005 and 74% in 2004. The remainder of revenues in each year was from services and support.

    Operating Expenses

	Year ended December 31,
(dollars in thousands)	2006	Change	2005	Change	2004
Sales and marketing	$21,073	20%	$17,619	10%	$16,087
Research and development	4,129	6%	3,896	10%	3,555
General and administrative	6,643	14%	5,841	10%	5,313

Total operating expenses	$31,845	16%	$27,356	10%	$24,955

Operating Expenses:    Operating expenses increased $4.5 million in 2006 compared to 2005. Of this increase:

  •
  $1.7 million relates to the net increase in stock-based compensation expenses resulting from the adoption of FAS 123R in 2006. $1.9 million of stock-based compensation expenses are included within operating expenses, whereas in 2005 we expensed $207,000 in stock-based compensation.

  •
  $1.3 million relates to increased commission expense due to higher sales activity.

  •
  $1.4 million relates to increases in incentive compensation resulting from improved sales and cash flow performance in 2006 compared to 2005.

  •
  Approximately $1.0 million relates to higher salaries and benefits charged to operating expenses due to increased headcount in the relevant departments.

The above increases were partially offset by some cost reductions, primarily in accounting and audit costs.

Sales and Marketing:    In 2006, our sales and marketing expenses increased over 2005, primarily due to increased sales and marketing staff, more marketing activities and higher commissions reflecting higher booked sales. Commissions in 2006 were $1.3 million higher than in 2005. In 2005, our sales and marketing expenses grew less rapidly, because increases in sales and marketing staff and marketing activities were partially offset by lower commissions and incentive compensation which were 49%, or $2.1 million, lower than in 2004 as a result of lower booked sales. Sales and marketing expenses consist principally of salaries and incentive compensation paid to employees engaged in sales and marketing activities, travel costs, tradeshows, conferences, and marketing and promotional materials. As of December 31, 2006, we had 44 field-based quota-bearing sales personnel selling to public schools, compared to 36 and 32 as of December 31, 2005 and 2004 respectively.

Research and Development:    Research and development expenses increased by 6% in 2006 due primarily to stock compensation expenses and legal fees related to patent filings, following a 10% increase in 2005 which was mainly due to additional staff compensation expenses. Research and development expenses principally consist of compensation paid to employees and consultants engaged in research and product development activities and product testing, together with software and equipment costs.

General and Administrative:    General and administrative expenses increased by 14% in 2006 due primarily to stock compensation expenses and incentive compensation expenses, partially offset by a reduction in accounting and legal fees relating to the restatement of financial results that were expensed in 2005. Accounting and legal fees associated with the restatement that were expensed in 2005 totaled approximately $380,000. General and administrative expenses increased in 2005 over 2004 primarily due to additional accounting staff and audit and tax fees, partially offset by a decline in incentive compensation. General and administrative expenses principally consist of salaries and compensation paid to our executives, accounting staff and other support personnel, as well as travel expenses for these employees, and outside legal and accounting fees.

    Other Income from Related Party

In September 2003, we signed an agreement with PSC transferring our patented technology to PSC for use in the health field. During the twelve months ended December 31, 2006, 2005 and 2004 we recorded $150,000, $50,000 and $99,000 respectively, for royalties received and services provided to PSC. Amounts received to date and any future receipts are being reported as other income as we do not consider these royalties to be part of our recurring operations.

    Interest and Other Income (Expense), Net

	Year ended December 31,
(dollars in thousands)	2006	Change	2005	Change	2004
Interest and other income (expense), net	$643	53%	$421	(521)%	$(100)

For 2006, interest and other income (expense), net, consisted primarily of interest earned on our invested cash of $494,000 and a reclassification of $143,000 of service and support revenue relating to two customers for whom we are no longer performing services. In 2005, interest and other income (expense), net, comprised mainly interest earned on our invested cash of $242,000 and interest on officer loans of $170,000. All officer loans were repaid in full by March 31, 2006. For 2004, interest and other income (expense), net, consisted primarily of the amortization of deferred financing expenses of $232,000, partially offset by officer loan interest. The amortization of deferred financing expenses was completed in the third quarter of 2004.

    Income Tax Provision (Benefit)

We have recorded tax provisions of $203,000 and $182,000 for the years ended December 31, 2006 and 2005, respectively. Income tax provisions principally consist of federal and state taxes currently payable offset by the utilization of net operating losses resulting in an effective tax rate of 49.3% and 3.1%, respectively. The effective rate increased in the year ended December 31, 2006 primarily due to the non-deductibility of share based compensation expense for tax purposes and state income taxes resulting from additional state nexus. We recorded a tax benefit of $43,000 for the year ended December 31, 2004 relating to the reversal of a provision for U.S. federal alternative minimum tax for the year ended December 31, 2003. As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $65 million. Unutilized net operating loss carryforwards will expire in the years 2018 through 2024. Utilization of the net operating losses may be subject to a substantial annual limitation due to the ownership change limitations. We expect the offering described in this prospectus will result in a change-of-control for income tax purposes, which would result in a limitation on our use of our net operation loss carryforwards, and future transactions may result in further limitations in our use of net operating loss carryforwards. The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities. As of December 31, 2006, we had approximately $28.8 million of deferred tax assets, comprised primarily of net operating loss carryforwards. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and previously reported net losses, as of December 31, 2006 we continue to maintain a full valuation allowance against our remaining net deferred tax assets as they are not yet realizable.

Liquidity and Capital Resources

Our cash and cash equivalents were $12.1 million as of March 31, 2007 compared to $16.4 million at December 31, 2006. As of March 31, 2007 there were no borrowings outstanding under our credit line.

Net cash used in operating activities for the three months ended March 31, 2007 was $4.3 million versus net cash used of $3.9 million during the same period in 2006. This difference was the result of higher spending, primarily due to increased headcount, and higher commission and bonus payments, reflecting the booked sales increase during the fourth quarter of 2006 compared to the corresponding quarter in 2005.

Net cash generated by operations in 2006 was $4.3 million, compared to net cash used by operations of $2.1 million in 2005 and $6.3 million generated by operations in 2004. Overall, our receivable collection experience has remained strong throughout 2006. We collected $40.3 million of receivables in 2006, compared with $34.1 million in 2005 and $37.4 million in 2004. There were no payments for previously expensed restructuring charges for the twelve months ended December 31, 2006 or 2005. For the comparable period in 2004 the payments for previously expensed restructuring charges were $1.8 million.

Net cash used in investing activities for the three months ended March 31, 2007 was $0.3 million, entirely due to capital spending. Net cash generated by investing activities for the three months ended March 31, 2006 was $3.1 million, due to the maturity of $3.0 million of short term investments. We also received the final payment on our outstanding officer loans during the three months ended March 31, 2006 of $0.2 million.

Net cash generated by investing activities in 2006 was $2.4 million, consisting of the maturity of short-term investments of $3.0 million and officer loan repayments of $0.2 million, partially offset by property and equipment purchases of $0.8 million. During the year ended December 31, 2006, we purchased an enterprise-wide customer relationship management system. As of December 31, 2006, a net book value of $0.5 million related to the purchase and subsequent implementation of this system was included in property and equipment. These costs will be depreciated over the initial estimated useful life of five years.

Net cash generated by investing activities in 2005 was $0.4 million, consisting of the purchase of $3.0 million of short-term investments and the purchase of hardware and software for $0.2 million, which were more than offset by the repayment of $3.6 million of officer loans. Net cash used in investing activities in 2004 was $0.6 million consisting of the purchase of computer hardware and software.

Financing activities generated $0.3 million for the three months ended March 31, 2007 and $0.6 million in 2006, $0.5 million in 2005, and $0.9 million in 2004, each from the sale of stock upon option exercises and through purchases of stock through the employee stock purchase plan. In 2004, we borrowed and repaid $3.0 million, resulting in no net activity. There was no borrowing on our credit line in the three months ended March 31, 2007 or in 2006 or 2005.

Because our booked sales tend to be seasonal, we may have negative cash flows in particular quarters, particularly the first quarter, when booked sales tend to be substantially lower than in other quarters. We borrowed money for working capital purposes in the first quarter of 2004 and may borrow again from time to time. No funds were borrowed in the three months ended March 31, 2007 or in 2005 or 2006.

We have a line of credit with Comerica Bank totaling $5.0 million which expires June 2, 2007. The line is subject to limitations based on our quick ratio and tangible net worth. Borrowings under the line are subject to various covenants, which may limit our financial and operating flexibility. In September 2006, we further amended the agreement to include a letter of credit sub-limit not to exceed $1.0 million. As of March 31, 2007, we have an outstanding letter of credit for $0.2 million. There were no other borrowings outstanding under the line as of March 31, 2007 and we have no current intentions of borrowing any funds. As of March 31, 2007, we were in compliance with all our covenants.

We expect that cash flow from operations will continue to be our primary source of funds for the next several years. Again, this will require us to achieve certain levels of booked sales. If we are unable to achieve sufficient levels of cash flow from operations, we may seek other sources of debt or equity financing, or may be required to reduce expenses. Reducing our expenses could adversely affect our operations by reducing the resources available for sales, marketing, research or development efforts. We cannot assure you that we will be able to secure additional debt or equity financing on acceptable terms.

    Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

    Contractual Obligations and Commitments

We have a non-cancelable lease agreement for our corporate office facilities. The minimum lease payment is approximately $78,000 per month through 2008. After 2008 the base lease payment increases at a compound annual rate of approximately 5%. The lease expires in December 2013. We also have a lease agreement for our Tucson, Arizona office through April 2009 at an average rent of approximately $4,500 per month for the period subsequent to January 1, 2007.

We also make royalty payments to the institutions that participated in the original research that produced our initial products. Our minimum royalty payments are $150,000 per year.

The following table summarizes our obligations as of December 31, 2006, and the effects such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

(in thousands)	2007	2008	2009	2010	2011	2012 and thereafter	Total
Contractual Obligations:
Operating lease obligations	$993	$995	$1,003	$1,032	$1,079	$2,312	$7,414
Purchase obligations	150	150	150	150	150	450	1,200

Total Contractual Cash Obligations	$1,143	$1,145	$1,153	$1,182	$1,229	$2,762	$8,614

Our purchase order commitments as of December 31, 2006 were not material.

    Loans to Current and Former Officers

In March 2001 we made full recourse loans to certain of our officers, in amounts totaling $3.1 million. In 2002 some of these officers left our company. The notes were secured by shares of our Common Stock owned by the current and former officers. The loans bore interest at 4.94%. Principal and interest were due December 31, 2005. During the twelve months ended December 31, 2005 we received $3.6 million in loan repayments, including interest. As of December 31, 2005 there was a remaining balance due of $297,000. This represented principal and interest from one of the former officers. During the first quarter of 2006 we received the balance due in the form of cash and stock.

Application of Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. These accounting principles require us to make certain estimates, assumptions and judgments. We believe that the estimates, assumptions and judgments upon which we rely are reasonable based upon information available to us at the time. The estimates, assumptions and judgments that we make can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates and actual results, our financial statements would be affected.

We believe that the estimates, assumptions and judgments pertaining to revenue recognition and allowance for doubtful accounts are the most critical assumptions to understand in order to evaluate our reported financial results. A detailed discussion of our use of estimates, assumptions and judgments as they relate to these polices is presented below. We have discussed the application of these critical accounting policies with the Audit Committee of the Board of Directors.

    Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9, or SOP 97-2. SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. The application of SOP 97-2 requires us to exercise significant judgment related to our specific transactions and transaction types.

Sales to our school customers typically include multiple elements (e.g., Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). We allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence", or VSOE, if VSOE exists for each element. If we do not have VSOE for one or more delivered elements in an arrangement (typically software), we recognize revenue using the residual method, whereby the difference between the total arrangement fee and the total fair value of the undelivered elements is recognized as revenue relating to the delivered elements. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. All revenue from transactions that include new products that have not yet been delivered is deferred until the delivery of all products. Deferred revenue is recognized as revenue as discussed below.

    Product Revenue

Product revenue is primarily derived from the licensing of software and is recognized as follows:

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  Perpetual licenses – software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

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  Term licenses – software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

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  Individual participant licenses – software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

    Service and Support Revenue

Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

    Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. We adjust this allowance periodically based on our historical experience of bad debt write offs, which have been low in recent years. Cancellations and refunds are allowed in limited circumstances, and such amounts have not been significant.

    Income Taxes

We account for income taxes using the liability method, which requires the recognition of deferred tax assets or liabilities for the tax-effected temporary differences between the financial reporting and tax bases of our assets and liabilities and for net operating loss and tax credit carryforwards. We have recorded a full valuation allowance to reserve for the benefit of our deferred tax assets due to the uncertainty surrounding our ability to realize these assets. As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $65 million. Unutilized net operating loss carryforwards will expire in the years 2018 through 2024. We expect the offering described in this prospectus to result in a change-in-control for federal income tax purposes, which would result in an annual limitation on our use of our net operation loss carryforwards, and future transactions may result in further limitations in our use of net operating loss carryforwards. The annual limitation may result in the expiration of net operating losses before they become available to reduce future tax liabilities.

    Stock-Based Compensation

Under the fair value recognition provisions of SFAS No. 123R, we use the Black-Scholes option valuation model to estimate stock-based compensation expense at the grant date based on the fair value of the award and recognize the expense ratably over the requisite service period of the award. Determining the appropriate fair value model and assumptions used in calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates and expected life. Stock compensation expense may be adjusted in the future if actual forfeiture rates differ significantly from our current estimates.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk

Because substantially all of our revenue comes from sales in the United States, we are not exposed to material foreign currency exchange risk.

Interest Rate Sensitivity

Our exposure to market risks for changes in interest rates relates primarily to the rate of interest that we earn on our cash and cash equivalents. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates as of March 31, 2007 would not have a material effect on our results of operation.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures", or "SFAS 157". SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, or GAAP, expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 will have a material impact on our financial position, results of operations, and cash flows.

Business

Overview

We develop and distribute the Fast ForWord family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. Our products are marketed primarily to K-12 schools in the United States. While we recommend our products as a reading intervention solution for struggling, at-risk, and special education students, schools successfully use Fast ForWord products for students with a wide range of abilities and accomplishments to improve their academic performance.

The ability to read effectively is essential for success in school and in life. Federal education policy has long emphasized the importance of reading; the No Child Left Behind Act of 2002 calls for all students to read at grade level by 2014. According to the USDE, in 2005, 36% of fourth graders in the United States had reading scores below basic and 69% were not proficient in reading. Among students eligible for free or reduced-price lunches, the USDE found that 84% of fourth graders were not proficient in reading. According to the USDE, between 1992 and 2005, there was no statistically significant improvement in the proportion of fourth graders reading below the basic level, despite a national focus on reading and significant and increased federal funding.

Since our inception, learners have used our Fast ForWord products over 900,000 times, and approximately 4,600 schools have purchased at least $10,000 of our Fast ForWord product licenses and services.

The Fast ForWord family of products is distinguished by its basis in independent and peer-reviewed scientific research, specifically in neuroscience. The understanding that the organization of the brain can be modified throughout life through experience – the concept of brain plasticity – led us to create a novel approach to learning. This approach focuses on increasing learning capacity by improving basic cognitive skills through the rigorous and systematic application of neuroscience principles. Our approach uses computer technology because it affords the only practical way to effectively and consistently deliver individualized training to a large number of students simultaneously.

Our Fast ForWord family includes 11 major software products that share this common neuroscience approach, implemented in a variety of reading intervention contexts – early literacy development, foundational language skills, linking spoken language and print, reading skills for grade levels K-5 and adolescent intervention.

Our focus on science continues in our emphasis on generating rigorous proof that our products produce substantial improvements for different types of struggling readers in a variety of settings. Through April 30, 2007, over 130 efficacy studies, including the results from more than 26,000 aggregate participants, demonstrate the academic gains achieved through the Fast ForWord products. These studies show gains for students at all K-12 grade levels, and for at-risk students, special education students, English language learners, Title One students, and a variety of other demographic groups. Gains have been demonstrated throughout the United States and in seven other countries. Studies show that these gains endure over time.

To assist educators in getting the best results from their Fast ForWord implementations, we offer a web-delivered data analysis and reporting tool that uses sophisticated algorithms to provide diagnostic and prescriptive information and intervention strategies and allows educators to track student progress and move students appropriately through the product sequence. To achieve the best results with our products, it is important that educators adhere to our protocols for product use. To support and encourage these best practices in the use of our products, we provide a variety of on-site, web-based and telephone-based services and support.

Growth Strategy

Our strategic goal is to have our FastForWord products become widely accepted by educators as a solution that dramatically improves and sustains achievement patterns to meet the needs of a broad spectrum of learners across a variety of academic subjects.

Critical elements of our strategy include:

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  Broadening Educator Awareness of Our Fast ForWord Products.    We intend to increase awareness of our products, including their impact on reading and learning and the research behind them, through a variety of marketing techniques, including an increased number of brain science events that we sponsor or co-sponsor.

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  Establishing Rigorously Proven Student Results as an Important Criterion in the Selection of Educational Products.    Educators select products for their students based on many factors. We believe that we have demonstrated our products' positive impact on student achievement with an exceptionally high degree of scientific rigor. Our marketing strategy is designed to focus educators on our results, the depth of the science validating those results, and the importance of those results to their decision-making process.

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  Focusing Our Sales Efforts on Key School Districts.    We plan on continuing to target those school districts that are struggling with academic under-achievement, have high levels of funding and are headed by strong leaders.

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  Increasing Sales Capacity and Productivity.    We intend to increase our selling resources, including improving our sales infrastructure and adding additional tools and training programs for our sales force to shorten sales cycles and to increase the number of transactions valued at over $100,000. We have increased our sales force by 50% since 2004 and plan substantial additional increases this year.

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  Emphasizing Post-Sales Support.    We believe that effective implementation of our products in compliance with our protocols is important to obtaining the best student results. To help schools follow best practices in their implementations, we plan to continue to emphasize post-sales support, including implementation services and results monitoring, and to continue to explore innovative and cost-effective ways to provide these services.

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  Improving and Expanding Our Fast ForWord Family of Products and Services.

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  2007 – We plan to introduce the Reading Progress Indicator assessment this year. This product is designed to provide customers with a rapid and convenient way to measure a student's reading skills before and after use of our Fast ForWord products. We also plan to introduce shortened daily protocols for all of our products later in 2007. Most of our products now require use for at least 50 minutes each day for a period of eight to 12 weeks; these new protocols are designed for use 30 minutes per day, over a longer overall time period. The limited availability of time and computers in schools is an obstacle to use of our products. By shortening the protocols, we believe that these new protocols will offer our customers valuable additional flexibility.

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    2008 – We have begun developing major new editions of our two original products, Fast ForWord Language and Fast ForWord Language to Reading. We are utilizing our proprietary student results database to redesign these products for increased efficiency and effectiveness. In addition, we plan to improve the graphical user interface for these two products. We also anticipate redesigning other products to enable them to be provided through a web-based portal maintained by our customer.

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  Identifying and Expanding into Other New Product Areas.    We continue to identify and evaluate potential new applications for our neuroscience-based technology. These include additional products to be marketed specifically for average and gifted students, English language learners, test preparation and improving mathematics skills. While we do not currently have any of these products in development, we may pursue such expansion organically, through acquisitions, or through technology or product licensing agreements.

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  Increasing Our Global Presence, Particularly in Asia.    We believe that the global demand to learn English is significant, particularly in India and China. As of March 31, 2007, we had 22 value-added resellers, or VARs, and were selling in 38 countries, and we plan to increase that number.

Markets

Our Fast ForWord products are available worldwide to educational institutions, speech and language clinics, and learning and tutorial centers. Since our inception through March 31, 2007, learners have used our products over 900,000 times, an increase of 50% over year-end 2005.

United States K-12 Market

Our sales are concentrated in K-12 public schools in the United States, which in 2006/2007 are estimated to serve approximately 49 million students. In each of the last three fiscal years, the U.S. K-12 sector has represented more than 90% of our revenue. Approximately 4,600 schools have purchased at least $10,000 of our Fast ForWord product licenses and services, compared to 3,800 at the end of 2005. While our installed base is growing, these 4,600 schools represent a small fraction of the nearly 96,000 public K-12 schools in the United States.

We market our Fast ForWord products primarily as a reading intervention solution, to be used as an interventional or remedial supplement to existing curriculum materials for struggling, at-risk, English language learner, or ELL, and special education students, at both the elementary and secondary school levels to improve reading and learning. Despite a national focus on reading and increased federal funding to improve reading proficiency and school district accountability, independent evaluations of student performance have demonstrated little improvement in reading results. According to the USDE, in 2005, 36% of fourth graders in the United States had below basic reading scores and 69% were not proficient in reading. Among students eligible for free or reduced-price lunches, the USDE found that 84% of fourth graders were not proficient in reading. According to the USDE, between 1992 and 2005, there was no statistically significant change in the proportion of fourth graders performing at the "below basic" level.

Sales of our products are included in the growing supplemental education materials segment of the overall education materials market. The ninth annual survey summarized in Education Market Research's Complete K-12 Report (December 2006) estimates that:

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  The total market for K-12 instructional materials is approaching $15 billion.

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  The supplemental materials segment of that market is $2.2 billion, up from $1.4 billion in the 1998/99 school year.

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  Between the 1998/99 and 2005/06 school years, the supplemental materials market has had an average annual growth rate of 6.8%.

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  Educational software sales are expected to grow over the long-term in the range of 7% to 9% per year. Education Market Research's Complete K-12 Newsletter (July 2005) estimated the market for all educational software at approximately $800 million for the 2004/05 school year.

We do not compete in the separate basal materials market (a $3.1 billion market, according to Education Market Research), which consists primarily of textbook programs that include student editions, teacher editions and companion materials to teach particular scope and sequence of a subject area for a span of grades. We also do not compete in the market for formative, summative or clinical assessments, estimated by Education Market Research to be $1.95 billion in 2003, or in the market for school library and reference products.

The educational materials market is expected to continue to grow, driven by several factors:

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  Increasing enrollment of pre-K-12 students, projected by the National Center for Education Statistics of the U.S. Department of Education to grow from 48.9 million students in 2006 to 51 million students in 2015.

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  Performance and educator accountability requirements of federal legislation, including the No Child Left Behind Act of 2002, and persistent achievement gaps based primarily on income and ethnicity which are driving the use and growth of programs addressing the needs of struggling readers.

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  Increase in current expenditures per student. Current expenditures per pupil in constant 2002/03 dollars increased 21% from 1990/91 to 2002/03. From 2002/03 to 2015/16, current expenditures in constant 2002/03 dollars per pupil are projected to increase 34 percent, to approximately $11,000.

The pre-K-12 education materials market includes approximately 14,000 public school districts, 96,000 public schools and 29,000 private schools. Purchasing decisions for Fast ForWord products are primarily made by district level administrators.

No Child Left Behind Act of 2002

The criteria established by No Child Left Behind federal funding has affected school district purchases. Under the No Child Left Behind Act, the term "scientifically based research" means research that involves the application of rigorous, systematic and objective procedures to obtain reliable and valid knowledge relevant to education activities and programs. It includes research that employs systematic, empirical methods that draw on observation or experiment, involves rigorous data analyses, provides reliable and valid data, uses experimental or quasi-experimental designs, preferably random-assignment experiments, allows for replication or further experimentation and has been peer reviewed or approved.

Our products are based on more than 30 years of neuroscience and cognitive research, and the results that can be achieved through our products are established by research conducted by independent academic researchers and school districts as well our founding scientists and our company. We believe that the research behind our products qualifies as "scientifically based" and that our products' alignment with the important national priorities outlined in No Child Left Behind assists us in marketing and selling our products.

The No Child Left Behind Act is scheduled for reauthorization in September 2007. Some aspects of No Child Left Behind, in particular the emphasis on testing and the consequences of failing to meet specified achievement criteria, have been controversial. We believe that while there may be some changes to No Child Left Behind, these changes will not decrease the need to improve reading performance, the market for Fast ForWord products or the federal funding supporting elementary and secondary education.

Accountability

Parents and policy makers are exerting greater pressure to hold teachers and administrators accountable for student performance. School report cards, sanctions for lack of learner improvement, financial incentives, school vouchers, extended day programs, enhanced intervention services, professional development for teachers, and supplementary educational services alternatives are some of the techniques used by states and the federal government to increase local educator accountability and student performance. The Fast ForWord products help schools respond to these accountability pressures in a variety of ways, including:

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  Fast ForWord products can improve academic achievement in students for whom other approaches have failed.

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  Fast ForWord products can be used to increase the scores of children who are "on the bubble" (just below a desired score on an achievement test).

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  Educators can use Progress Tracker to track the progress of students by demographic group, responding to the requirement to achieve Adequate Yearly Progress for all defined groups.

Funding Sources

Funding for educational materials comes from a variety of federal, state and local sources. According to the U.S. Census Bureau, in school year 2003/2004, 47% of district funding was from state sources; 44% from local sources and 9% from federal sources. The federal government spent $25 billion on elementary and secondary schools in 2005, up from $15 billion in 2000. Some funding sources are allocated for specific uses, such as improving reading performance, depending on the policy objectives of the funding source.

Federal funds are a critical resource to help school districts address the needs of the most challenged learners. The primary federal support for education dates back to 1965 with the introduction of the Elementary and Secondary Education Act. We believe that a significant proportion of our sales are funded by two key federal sources that support struggling readers. Title One supplements funding for schools with low income students; IDEA provides funding for special education students. These programs are projected to total $24.4 billion for fiscal year 2008 compared to $15.1 billion in 2001, an increase of 62%.

Other Markets

In addition to selling to K-12 schools, we also sell to and through private practice professionals and learning centers. These speech and language and other professionals recommend the use of our products to appropriate clients and then supervise the use of the software, often in connection with their other services. In 2006, approximately 450 non-school professionals and entities in the United States and Canada used our products. Our business in this sector has declined since 1999, both in absolute dollars and as a percentage of our business, because of the size of this segment, product use practices, and our primary focus on the large K-12 market. These professionals nevertheless remain significant to us. Private practice professionals were our first market, and many have extensive knowledge about our products and their use that can be valuable for us and for all of our customers. These professionals sometimes provide contract services to schools and from time to time recommend Fast ForWord products for students in those schools.

Sales to countries other than the United States and Canada are a small but growing part of our business. We are developing a network of value added resellers to serve these markets. Since our inception, international participants have used our products more than 6,700 times. During 2006, Fast ForWord products were marketed to customers in 29 countries, up from 17 in 2005. As of March 31, 2007, we were represented by 22 value-added resellers, up from 16 at year end 2005. Research studies of the results of Fast ForWord users in Australia, Germany, Singapore, India, Ireland and the United Kingdom have demonstrated the efficacy of the products. International revenues represented approximately 1% of our total revenues in 2006.

Our strategy for international markets thus far has been conservative, so that we do not divert resources from our U.S. K-12 market, but we believe the potential opportunity is significant. Outside the United States and Canada, our products are used in three primary applications: in tutoring and learning centers to strengthen academic skills, by clinical professionals with relatively impaired children, and to assist in the acquisition of English as a second language. English has become the second language of choice in most countries, with approximately 340 million people speaking English worldwide. About one-fourth to one-third of the population worldwide now understand and speak English to some degree, and English is the international language of business, travel, and diplomacy. While the Fast ForWord products do not provide all the components necessary to teach English to non-native speakers, they have been demonstrated to be extremely effective in assisting in English language instruction, through building the necessary underlying cognitive, acoustic processing, phonological and other skills needed to learn and speak English fluently.

We continue to explore and evaluate other potential markets where Fast ForWord can help struggling learners, including correctional institutions and tutoring centers.

Products

Our Fast ForWord family of products consists of award-winning software that combines neuroscience, cognitive science and computer technology to change the neurological patterns in students' brains. Our products build learning capacity by systematically and rigorously applying proven neuroscience principles to develop the cognitive skills required to read and learn effectively, using exercises based on language and reading skills. The results from our products are fast, effective and enduring; results have been demonstrated through brain imaging studies, changes in achievement on standardized reading tests and more than 130 efficacy studies.

Cognitive Skills Development

Reading and learning require a variety of foundational cognitive skills, all functioning together. The Fast ForWord products build learning capacity by developing the prerequisite skills that enable students to take greater advantage of their reading and other academic instruction and improve their reading proficiency. Fast ForWord products do this by building these cognitive skills, including memory, attention, processing and sequencing (we refer to these as Learning MAPs).

Memory.    Working memory is the aspect of memory that allows one to keep information available while thinking about meanings and relationships, and is used in sentence and paragraph comprehension, remembering instructions and reasoning. The Fast ForWord exercises systematically vary the amount of information that must be retained to successfully complete the exercise task, using individually adaptive methods to gradually expand the working memory demands of the task.

Attention.    Attention is the ability to focus on tasks and ignore distractions. Every exercise in our product family requires selective and focused attention in order to advance. Specific vigilance tasks require sustained attention over progressively longer time frames, building the attentional skills needed in all reading and learning.

Processing.    Processing means the ability to address information such as images and sounds quickly enough to discriminate their differences. Processing skills are an essential prerequisite for phonemic awareness (the ability to distinguish among and manipulate the smallest sounds in language that can change meaning) and reading. Our exercises build processing rate and accuracy in the skills addressed by the exercises. For example, exercises in our Fast ForWord Language to Reading and Literacy Advanced products focus on the accuracy and rate of processing for letter-sound correspondence, leading to the automaticity in those skills needed for reading.

Sequencing.    Sequencing refers to the ability to quickly and accurately determine the identity of specific stimuli and the order in which the stimuli occur. This ability is supported by both working and longer-term memory, attention, and processing. Sequencing of auditory, language and written information is critical for the accurate understanding of meaning. The Fast ForWord exercises systematically and individually adapt the complexity of the sequencing tasks needed to develop phonemic awareness, word fluency, oral and reading comprehension, and other critical cognitive operations.

Neuroscience-Based Learning Principles

The Fast ForWord products apply learning principles that have been established through neuroscience and cognitive research as being critical to learning new tasks and establishing rapid change in brain function: frequency and intensity, adaptivity, simultaneous development, and timely motivation. In our marketing, we refer to our application of these principles as F.A.S.T. Power Learning.™

Frequency and Intensity:    The cortex of the human brain contains millions of neurons arranged in regions that represent our sensory systems, control our motor systems and provide for higher-order associative interactions. These regions contain networks of neurons that connect within and between regions. These functional networks develop and maintain their connections through a process that is driven by neural activity. The stronger the neural activity, the stronger the network becomes. As a result, completing a series of learning tasks in frequent, intense sessions is needed to make the changes in brain functioning that enhance learning. Our product use protocols call for customers to use the products five days a week, between 30 and 100 minutes (depending on the product) per day, providing the frequency and intensity needed. The Fast ForWord products also contain substantially more learning activities per 50 minute session than do other computer-based reading intervention products, providing more intense neural activity and therefore greater effectiveness.

Adaptivity:    The mechanisms of brain plasticity are best engaged in learning a new task when new populations or new areas of neurons are engaged. Continually adjusting the learning tasks to become progressively more difficult provides better cortical activation for learning. The Fast ForWord products use sophisticated algorithms to analyze student learning data using a complex set of rules. These algorithms regulate the products' speech modification rules and otherwise adjust content exposure to advance the individual student through the products at a rate specifically tailored to that student. The products adjust content exposure in a variety of ways. For example, many of the exercises automatically adjust the specific content presented to the student so that the student can make correct responses approximately 80% of the time for each discrete skill. This adjustment is designed to keep cortical activation up and to keep the exercises challenging and engaging, while allowing the student to experience a feeling of accomplishment and to avoid the frequent failure that can discourage a student's learning.

Simultaneous Development:    Complex behaviors require the coincident and sequential engagement of multiple cortical systems. The Fast ForWord products simultaneously develop both major and supporting cognitive skills for enduring learning improvements. While each exercise is designed to develop underlying cognitive skills such as memory, attention, processing and sequencing, it also focuses on a specific set of reading or language tasks.

Timely Motivation:    A critical factor in strengthening neural connections, and therefore maximizing critical learning changes, is the input from the neuromodulatory reward systems that are activated by meaningful consequences of behavior. These reward systems need to be activated within tens of milliseconds of the neural synaptic activity to maximize the potential for synaptic strengthening. In the Fast ForWord exercises, learners are rewarded for a correct answer quickly, within this critical time frame, and on their first attempt only, in order to drive learning behavior. To keep students active and engaged, the products also feature a bonus point system and the delivery of special animations that signify milestones as students progress.

Products in the Fast ForWord Family

Since 1997, when we introduced the first Fast ForWord product, our product family has expanded to 11 major software offerings. During 2006, our Fast ForWord family of products accounted for 73% of revenue. The software products function with a wide variety of hardware and software configurations and are designed to work with the computer technology widely available in schools.

Product	Description
Language Series Products
Fast ForWord Language Basics
Fast ForWord Language Basics targets early literacy development, building visual attention, auditory discrimination and sustained auditory attention, using exercises that improve sound sequencing skills, fine motor skills, hand-eye coordination, pattern recognition and color and shape identification.
Fast ForWord Language
Our first product, Fast ForWord Language builds learning capacity using exercises that specifically focus on oral language comprehension and listening, including phonological awareness (the understanding that words are composed of sounds and the ability to identify and manipulate the sounds of language), listening accuracy and comprehension, working memory, and familiarity with language structures. The Fast ForWord Language product uses acoustically modified speech, which stretches and emphasizes particular sounds in an adaptive manner, to help children learn to quickly isolate and recognize individual speech sounds, an underlying skill critical to reading.
Fast ForWord Language to Reading
Fast ForWord Language to Reading software builds learning capacity through improving cognitive skills while helping students make the link between spoken and written language, using exercises that focus on listening comprehension, sound-letter recognition, phonological awareness, beginning word recognition and English language conventions.
Fast ForWord to Literacy
The Fast ForWord to Literacy product is specifically designed for adolescents and adults who lack reading proficiency. Its content and exercises are similar to those in the Fast ForWord Language product, but have been adapted to maximize impact for adolescents and English language learners based on actual learning results from those groups. Using graphics, characters and themes appealing to adolescents, the product progressively increases the demand on cognitive skills. This product replaces our earlier Fast ForWord Middle & High product.
Fast ForWord to Literacy Advanced
Fast ForWord to Literacy Advanced software includes content and exercises similar to those in the Fast ForWord Language to Reading software. Like the Literacy product, the content has been tuned to maximize impact using actual learning results, and the user interface is designed to appeal to adolescents. The product includes age-targeted exercises that emphasize phonemic awareness, decoding, word recognition, sequential and inferential comprehension and the ability to sequence multi-step instructions.
Reading Series Products

The Fast ForWord to Reading series of products builds learning capacity through developing cognitive skills using exercises focused on critical reading abilities. The Reading Series exercises focus on phonemic awareness, phonics and decoding, spelling, vocabulary, fluency and comprehension. The content of each product is correlated to the reading standards for the end of the grade level indicated by the product number. (Reading Prep is correlated to kindergarten.) However, the increasingly demanding cognitive complexity of the products can take the learner well beyond that grade level.

Fast ForWord to Reading Prep
The Fast ForWord to Reading Prep product builds learning capacity through exercises that prepare the student for reading, focusing on phonemic identification, categorization and blending, letter names, sound and letter correspondence, rapid letter/word recognition, and oral vocabulary.
Fast ForWord to Reading 1
The Fast ForWord to Reading 1 product builds learning capacity while introducing familiarity with print. The exercises emphasize sound-letter correspondence, rapid letter-word comprehension, high-frequency words and beginning print comprehension.
Fast ForWord to Reading 2
Fast ForWord to Reading 2 software builds learning capacity through exercises that build a spectrum of reading skills, focusing on comprehension at the sentence and paragraph level, vocabulary, spelling, punctuation and capitalization. The product continues work in phonics and decoding and introduces morphological structures such as prefixes and suffixes. Morphology relates to the use of words, letters, and letter combinations that change the meaning of a word.
Fast ForWord to Reading 3
The Fast ForWord to Reading 3 product builds learning capacity by continuing to improve cognitive skills through exercises that focus on increasing fluency. The exercises focus on semantic, syntactic, phonological and morphological categories, phonics, spelling and comprehension. Sentences in the exercise incorporate a high level of syntactic complexity. Syntax relates to how grammatical markers and words are combined to make meaningful sentences.
Fast ForWord to Reading 4
Fast ForWord to Reading 4 software builds learning capacity by improving cognitive skills in the context of a focus on text interpretation. The exercises focus on comprehension and vocabulary, and build word skills relating to compound works, prefixes and homophones.
Fast ForWord to Reading 5
The Fast ForWord to Reading 5 product builds learning capacity by improving cognitive skills while strengthening advanced comprehension strategies. The exercises carry a significant working memory load, as they build vocabulary, improve critical thinking and abstract reasoning, improve composition skills, and focus on accuracy, fluency and comprehension.

Internet-Based Tools
Progress Tracker
Progress Tracker, our Internet-based data analysis and reporting tool, analyzes student learning results to provide diagnostic and prescriptive intervention information and allows educators to track and report their students' learning progress. It also provides information aligning the Fast ForWord products to basal reading programs and correlating the products to state standards. Progress Tracker generates status flags using sophisticated algorithms to analyze student learning data with a complex set of rules partially based on past data patterns. These status flags alert the educator when intervention is necessary for a student, and suggest to the educator when to move the student to a lower or higher level product or to complete product use. Progress Tracker provides detailed reports at the student, classroom, school, and district level, and can be reported by subgroup, providing a tool for educators to analyze their progress towards the Annual Yearly Progress requirements mandated by No Child Left Behind. Customers can configure the system to send automatic emails to parents, teachers, administrators or others to provide easy periodic updates. Progress Tracker also provides the ability to collect behavioral survey data from teachers and parents prior to and after product use.

Product Effectiveness

Research by our school district customers, independent academics and our own scientists has demonstrated that Fast ForWord products improve language and reading skills across a broad spectrum of demographic groups, and we continue to accumulate outcomes data from students in classrooms across the country. To date, more than 130 research studies, including the results from more than 26,000 aggregate participants, demonstrate the academic gains achieved through the Fast ForWord products. Published studies show outcomes from more than 350 learning organizations.

As of March 31, 2007, research substantiating the outcomes that can be achieved through using the Fast ForWord products includes:

By region	Skills	Students	Other
Northeast (33 reports) Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island, Virginia	State Assessments (33 reports) BLT, DIBELS, DRP, DSTP, EOG, FCAT, ISAT, MCT, MSA, OAT, OPT, SAT-9, TAAS, TCAP, Terra Nova, TPRI	At-Risk Learners (15 reports) Oral Language, Phoneme Awareness, 30 Minute Protocol	Brain Plasticity is well-founded in research. More than 30,000 articles relating to research on "Brain Plasticity" for the years 1967-2007 have been indexed by scholar.google.com.

South (20 reports) Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, Tennessee	Reading Skills (102 reports) Phoneme Awareness, Reading Comprehension, Vocabulary, Fluency, Listening Comprehension	Title I Schools (27 reports) Reading achievement results for elementary, middle and secondary schools
Independent reviews substantiate the research basis of the Fast ForWord products. Independent reviews of the Fast ForWord research have been published by the USDE's What Works Clearinghouse, the Metiri Group, the Florida Center for Reading Research and the Milken Family Foundation.
Midwest (21 reports) Illinois, Kentucky, Michigan, Minnesota, Missouri, Ohio, South Dakota, Wisconsin	Cognitive Skills (11 reports) Memory, Attention, Processing, Sequencing	English Language Learners (7 reports) Reading skills and achievement for elementary, middle and secondary schools
Fast ForWord product effectiveness research continues to grow. Research demonstrating the positive impact of Fast ForWord software has resulted in over 130 research reports based on data from more than 26,000 students at 358 schools.

West (38 reports)
Alaska, Arizona, Arkansas, California, Idaho, Montana, New Mexico, Oklahoma, Texas, Washington, Wyoming

 International Studies (8 reports)
Australia, Canada, Germany, India, Ireland, Singapore, United Kingdom	Longitudinal Studies (4 reports) State Assessments, Oral Language, Reading Skills Language Skills (31 reports) Language Arts, Oral Language, Listening, Speaking, Syntax, Oral Grammar, Oral Vocabulary
Special Education Recipients (20 reports)
Dyslexia, Autism/PDD, Attention Deficit Disorder, Language Impairments

 Other Populations (11 reports)
Gifted & Talented, Native Americans, Young Adults, Adjudicated
Substantial & ongoing research impact by contributing scientists. Scientists directly involved in the development of the Fast ForWord products have authored or co-authored more than 425 articles and book chapters in the fields of brain plasticity, neuropsychology and cognitive development. This foundational research has been cited more than 4,100 times in the scientific literature.

Highlights of this research include:

  •
  Nineteen studies involving more than 1,900 children have demonstrated Fast ForWord efficacy using well-controlled experimental or quasi-experimental study conditions and reliable and valid performance measures, including studies that use randomized control groups.

  •
  The What Works Clearinghouse of the U.S. Department of Education evaluated our Fast ForWord Language product and found that it had a "potentially positive" impact on the English language skills of English Language Learners or ELL. At year-end 2006, the "potentially positive" rating was the highest rating given to an intervention for English language learners. The study reviewed by the Clearinghouse included students from kindergarten through fifth grade and showed an average improvement index of +31 on a scale of +/- 50. The What Works Clearinghouse was established in 2002 by the U.S. Department of Education's Institute of Education Sciences to provide educators, policymakers, researchers and the public with a central and trusted source of scientific evidence of what works in education. Our study of ELL students met the Clearinghouse's highest evaluation criteria for studies.

  •
  The underlying basis for these achievement gains is demonstrated by a Stanford University study published in 2003 in the Proceedings of the National Academy of Sciences. This study confirmed that after using the Fast ForWord Language product, students on average experienced significant changes in brain activation patterns as shown by functional magnetic resonance imaging. On average, the Fast ForWord participants also showed significant gains on measures of language and reading performance.

Implementation

We market the Fast ForWord products primarily as an intervention solution, and our customers most frequently use the products with students who are struggling. However, some customers use the Fast ForWord software with all of their students. We recommend that students start with either the Fast ForWord Language or the Fast ForWord to Literacy product, progress then to the Fast ForWord Language to Reading or Fast ForWord to Literacy Advanced products, and then to an appropriate Fast ForWord to Reading product. We suggest that students use two Fast ForWord products per year.

Neuroscience teaches us that to facilitate the brain changes that lead to enhanced learning, the student needs to complete a set of learning tasks in a frequent, intense timeframe. To provide that intensity and frequency, we have established product use protocols that call for customers to use the products five days a week, between 30 and 100 minutes (depending on the product) per day, for a period of generally between four and twelve weeks (depending on the student and the product). It can be challenging for educators to dedicate that much time to Fast ForWord use out of a limited and already crowded school day. Fast ForWord implementation also competes with other software applications for the limited number of school computers. To address this challenge, later in 2007 we plan to introduce protocols for all of our products designed for use 30 minutes per day. We believe the addition of this shorter daily protocol will offer our customers valuable additional flexibility.

Our products are most frequently used in a computer lab setting, either a lab entirely devoted to Fast ForWord product use or a lab shared with other applications. A lab setting is likely to provide the appropriate kind of quiet focused atmosphere that is best for Fast ForWord use. Some customers have effectively used the products, especially the Reading series products, in regular classrooms. We expect that the 30 minute protocols will facilitate use in regular classrooms.

We encourage our customers to use the products with as many students as their scheduling and computer resources permit. In 2006, our customers with full site licenses to the Gateway Edition products averaged 98 students per school using the products, up from 92 in 2005.

License Terms

We license our products in a variety of configurations to meet the customer's needs. Schools typically purchase site or workstation licenses, which are available either as a perpetual license or for a limited term. The license package typically contains at least two of our Language series products and varying quantities of our Reading series products. Most customers also purchase implementation services, which we believe are important to encourage successful use of the products. Our approximate license package list prices range from approximately $10,000 to $85,000 per site, depending on the number of products, the number of workstations, the duration of the license and the volume purchased.

Products licensed for administration by private practice professionals are generally purchased on a per product per student basis. Our Language and Reading series products presently list for between $500 and $900 per product per student. The private practice professional charges separately for his or her services. Hospitals, clinics and learning centers purchase both per-product per-student licenses and site or workstation licenses, depending on their size and needs.

Fast ForWord Services and Support

We believe that the training and implementation support provided by our service personnel is important to achieving appropriate product use in schools, where a limited school day and competing priorities makes it challenging for educators to devote the time and resources needed for a solid Fast ForWord implementation. The Fast ForWord products employ science and research unfamiliar to many educators, and understanding these principles is key to successful and sustained implementations. Our service professionals are highly trained and skilled at building the necessary knowledge and best practices. In 2006, services, support and Progress Tracker accounted for 27% of revenue, compared to 25% in 2005 and 26% in 2004. As of March 31, 2007, our service and support organization included 53 employees supplemented by 44 independent contractors who provide on-site customer training, project management, consulting and technical services.

Services

To facilitate effective implementation, we offer on-site product training, technical installation, implementation management, consulting, and professional development services. To help our customers obtain the best possible student achievement results, our product training and professional development sessions provide an extensive hands-on introduction to our products, "best practices" implementation strategies, and an introduction to the science behind our products. We also offer implementation management services, which provide administrators a detailed overview of the Fast ForWord implementation at each of their schools, and consulting on data analysis and interpretation, intervention and motivation strategies, connecting with classroom teachers and other topics of interest to the customer.

We host national and regional Circle of Learning user conferences and a spectrum of forums, workshops, and seminars for customers and prospective customers. At these gatherings, speakers provide information on advances in neuroscience and learning, and current customers offer actual case studies on how Fast ForWord products impact student achievement. These sessions provide Fast ForWord users with opportunities to network and develop informal support relationships.

Support

For customers who purchase our support services, we provide progress monitoring, software technical update releases, and extensive telephone, email and web-based support. Our progress monitoring services provide customers on-going remote monitoring of their students' progress by our staff, with periodic out-bound telephone contact tailored to the customer's level of implementation success. Our Customer Connect Website provides extensive implementation and technical resources, together with Web-based seminars. In our annual independent customer surveys, customers using Fast ForWord products gave excellent ratings to the support they received and the professionalism of our support team.

During 2006, we moved our basic support services from the outside vendor that we had used for many years to our own We Care support center located in Tucson, Arizona. We made this change to enhance our service levels, increase the integration between support personnel and our technical organization, and contain costs. At year end 2006, we had completed this important transition and 14 support professionals were supporting customers from our Tucson center.

Warranty

We generally provide a warranty that our software products operate substantially as described in the manuals and guides that accompany the software for a period of 90 days. The warranty excludes damage from misuse, accident, and certain other circumstances. To date, we have not experienced any significant warranty expense.

Sales and Marketing

We sell to our principal market, K-12 school districts throughout the United States, primarily using a direct sales force. During the past two years, an important part of our strategy has been to increase the size as well as the productivity of our direct sales force. In 2006, our average number of field sales representatives was 42, an increase of approximately 10% over 2005 and 50% over 2004. We plan to continue to increase our field sales force. (We calculate the annual average of field representatives by averaging the number of representatives at the end of each quarter.)

Our field sales personnel typically are experienced professionals with backgrounds in selling technology-based curriculum products to the K-12 market. Most bring strong relationships with educators built over many years. We support our sales representatives with a strong field sales management team with extensive experience in this market and with strategic consultants, who frequently are retired school district superintendents and other senior district administrators, and who have extensive experience and relationships in K-12 education. To reach smaller and rural schools, to a limited extent we also sell our products through school consortiums and regional service centers.

A critical component of our marketing strategy is our brain science events. These are Company-sponsored or co-sponsored events that provide us with a significant period of time in which to explain our neuroscience approach and achievement results, and have been particularly effective selling opportunities. We also conduct direct marketing campaigns and participate in selected trade shows. In our marketing, we emphasize the unique characteristics of our solution, our neuroscience research basis, and our proven impact on student achievement.

We sell to clinical professionals and learning centers principally through direct marketing (mail, web and telesales) and conferences (both industry conferences and an annual forum we conduct ourselves).

We are also building a network of independent value-added resellers outside North America. As of March 31, 2007, we had relationships with 22 resellers, compared to 15 at year end 2005. While to date booked sales outside North America have not been significant, in 2006 these sales increased 112% from 2005. We are building this channel to capitalize on the growing demand for English fluency around the world. We believe that Fast ForWord products offer unique value in quickly "rewiring" the brain for English. We also believe the international market has large potential growth opportunities, and we are positioning to take advantage of these in the future.

Competition

Districts and schools employ a wide variety of learning intervention programs and methods for their struggling students. The market for supplemental and interventional educational products is fragmented and competitive, with no single company or product with a dominant market share. We presently have a small share of the reading intervention supplemental market.

The critical factor for K-12 school districts is the perceived ability of the product to further the district's instructional goals. Attributes that influence the district's assessment of this factor include the ability to deliver measurable improvements in student achievement, cost, reputation, existing relationships with customers, completeness of the product offering, ability to provide effective and efficient product implementation, and ability to work with the other components of the school curriculum. We believe that generally we compete favorably on the basis of these factors.

Our patented products are highly differentiated by their neuroscience basis and their focus on the development of learning capacity through improving cognitive skills. While we therefore have little direct competition, we do compete vigorously for available funding against other companies offering educational software and other language and reading programs, as well as with providers of traditional methods of teaching language and reading. Many of the companies providing these competitive offerings are much larger than us, are more established in the school market than we are, offer a broader range of products to schools, and have greater financial, technical, marketing and distribution resources than we do. Competitors may enter our market segment and offer actual or claimed results similar to those achieved by our products. In addition, although the traditional approaches to language and reading are fundamentally different from the approach we take, the traditional methods are more widely known and accepted and, therefore, represent significant competition for available funds.

Product Development; New Products

The markets in which we compete are characterized by frequent product introductions and evolving educational standards and approaches. Our future success will depend in part on our ability to continue to enhance and update our existing products or to develop and successfully introduce new products.

Our research and development expenses were approximately $1.1 million for the three months ended March 31, 2007, and $4.1 million, $3.9 million, and $3.6 million for the years ended December 31, 2006, 2005 and 2004, respectively. As of March 31, 2007, 22 of our employees were engaged in research and development activities, which include both product development and outcomes research.

Development Strategy

Over the past several years, our development efforts have focused on broadening our product solution and making our products more effective and easier to use in the school environment. Since introducing the first Fast ForWord product, we have broadened our product line to include 11 neuroscience-based intervention products, and a robust suite of Internet-based information tools and introduced a major new architecture for our major products.

Major Product Introductions

Product	Launch year

Fast ForWord Language	1997
Fast ForWord Language to Reading	1998
Away We Go! product family (predecessors to Fast ForWord Language Basics and Fast ForWord to Reading Prep)	1999
Fast ForWord Middle and High School (predecessor to Fast ForWord to Literacy)	1999
Fast ForWord to Reading 3 (originally Fast ForWord Reading)	2000
Progress Tracker	2001
Fast ForWord Gateway Edition (new architecture of our major products that improved ease of use, added additional student content and provided additional Internet based capabilities)	2003
Fast ForWord to Reading 4	2003
Fast ForWord to Reading 1	2004
Fast ForWord to Reading 2	2004
Fast ForWord Language Basics	2005
Fast ForWord to Reading Prep	2005
Fast ForWord to Reading 5	2005
Fast ForWord to Literacy	2006
Fast ForWord to Literacy Advanced	2006

Our products rely on market-tested technology and uniform platforms and are developed in a shared authoring environment, so that customers can easily broaden their Fast ForWord implementations, as well as move students easily among our products.

A critical component of our process for enhancing our products and developing new products is our analysis of the data uploaded to us through our Progress Tracker tool. This data is a unique and valuable resource. Analyzing the patterns among groups of participants allows us to understand, in detail, how students generally progress, where students have difficulty, where intervention might be appropriate, and how these patterns differ by demographic group. We can also identify trends in product use and efficacy that can help us develop product improvements for specific sub-groups of learners.

    Reading Progress Indicator

Later in 2007, we plan to introduce the Reading Progress Indicator assessment as a new component in our Progress Tracker data system offering. Reading Progress Indicator is designed to provide customers with a rapid and convenient way to measure students' reading skills before and after Fast ForWord product use. The Reading Progress Indicator assessment is being developed with and licensed from an independent third party, Bookette Software Company.

Reading Progress Indicator is designed to be a reliable and validated assessment of a student's reading skills that is correlated to nationally recognized normed assessments. Reading Progress Indicator will show an overall reading score in the form of grade equivalents, normal curve equivalents and percentiles. When a customer has licensed Progress Tracker with Reading Progress Indicator, the assessment will be launched for each student when the student begins and completes use of the Fast ForWord product. The assessment will include two forms for each of four grade level tests.

    Product Enhancements

Our strategy for the remainder of 2007 is to devote much of our development resources to three major product enhancement projects:

  •
  30 Minute Protocols – The protocol for most of our products calls for students to use the products five days a week, between 50 and 100 minutes per day, for a period of generally between four and twelve weeks. Devoting that much time and that many computer resources to Fast ForWord use can be difficult for educators. To address this challenge, we are in the process of developing and researching 30-minute per day protocols for all of our major products. In developing these protocols, we used actual student learner results from our database to improve the efficiency and productiveness of each minute of product use. We expect to introduce 30 minute protocols for all of our products later in 2007.

  •
  Updated Technology – We are in the process of updating our products using a new development platform, which will allow us to make our user interfaces more appealing to students, permit better integration between our products and newer operating systems, and give us the capability of delivering our products over a web portal. Our two newest products, Fast ForWord to Literacy and Fast ForWord to Literacy Advanced were created using the Flash authoring environment for multi-media applications, and we have begun the process of converting all of our major products to Flash. Our goal is to complete the conversion for all our major products by the end of 2008.

  •
  Major New Editions of Fast ForWord Language and Fast ForWord Language to Reading. We have also begun major new editions of our two oldest products, Fast ForWord Language and Fast ForWord Language to Reading. In this process, we are mining our student results database to find adjustments that will increase the efficiency and effectiveness of the products, updating the graphical interface and converting the authoring environment to Flash. Our goal is to launch these new editions in 2008.

    New Products

We continue to evaluate potential new applications for our neuroscience-based technology, and have identified a number of potential development areas, including additional products to be marketed specifically for average and gifted students, English language learners, test preparation and improving mathematics skills. While studies have shown that the current Fast ForWord products improve the math performance of learners by developing the foundational skills of memory, attention processing and sequencing, there are other cognitive skills also critical to math proficiency. We are in the early stages of evaluating these potential product areas and have not reached any decision with respect to whether to proceed in a particular area.

Unexpected challenges could make these and other potential development projects longer or more expensive than planned. In addition, new technology products usually contain bugs that are not discovered in the testing process, and tend to be more challenging to implement when they are first introduced, especially in the diverse and challenging K-12 technology environment. We cannot guarantee that we will meet our intended introduction schedule for future products, or that future products will be free of technical issues or that they will be well received in the market.

Intellectual Property

Our intellectual property strategy addresses both product technology and product concepts. Our policy is to protect our proprietary rights in our products and technology through a combination of patents, trademarks, copyrights, trade secret laws, confidentiality procedures, and contractual provisions.

At March 31, 2007, we held the rights to 79 issued patents and 31 pending applications. These include 55 issued U.S. patents and 20 pending U.S. applications that we own or co-own. We also held seven issued patents from other countries and had nine applications pending abroad. We were the exclusive licensee under 11 issued U.S. patents, six issued foreign patents, and two pending foreign patent applications. The U.S. patents expire between 2014 and 2019.

We also have thirteen U.S. trademark registrations, including registrations for marks including "Fast ForWord," our most important trademark.

The 19 patents and applications that we license are owned by the Regents of the University of California, or the Regents, and Rutgers, the State University of New Jersey, and relate to the basic speech and sound modification and adaptive technology developed at those institutions. In 2006, approximately 76% of our product booked sales was derived from selling products that use the licensed inventions. This license is exclusive and extends for the life of the University patents, which expire in 2014, subject to the right of the Regents to terminate in case of default and our right to terminate at any time upon 60 days written notice. If we were to lose our rights under this license, it would materially harm our business. This license requires payment of royalties based upon cumulative net booked sales of our products, subject to certain minimum royalty amounts. In 2006 and each year thereafter, the minimum royalty payment is $150,000. In 2006, 2005 and 2004, we had approximately $894,000, $1,082,000, and $746,000, respectively in royalty expense under the license.

    Posit Science Corporation

In September 2003, we transferred certain of our technology to Posit Science Corporation, or PSC, for use in the healthcare field. The initial focus of PSC is on products to combat age-related cognitive decline and to enhance cognitive abilities as people age. The transaction included a license of the patents we own and certain software we developed, a sublicense of the patents we license from the universities, and the sale of some research-related assets. All of the rights licensed to PSC are limited to a specified healthcare field and most of the licenses are exclusive in that field. For these rights, PSC paid us a one-time initial fee, issued us shares in PSC and has an ongoing royalty obligation. PSC has also agreed to cross-license any patents issues to PSC. We retain all rights to our technology outside of the specified healthcare field.

Dr. Michael M. Merzenich, who is one of our founders, directors, significant stockholders and a former officer of ours, is also a founder, director, significant stockholder and officer of PSC.

Seasonality

Our quarterly booked sales and revenue fluctuate seasonally, reflecting a number of factors including school purchasing practices, budget cycles and instructional periods. Historically, our booked sales have been lowest in the first quarter of the year and highest in the second quarter of the year.

Backlog

Our deferred revenue was approximately $16.2 million as of March 31, 2007, and $19.2 million and $17.0 million as of December 31, 2006 and 2005, respectively. These deferred revenues are primarily composed of the portion of multi-year sales, term-based sales, support and Progress Tracker sales not yet recognized as revenue, and professional development and technical services that have not yet been performed. Approximately $14.8 million of our deferred revenue as of December 31, 2006 and $12.7 million of our deferred revenue as of March 31, 2007 is expected to be recognized prior to December 31, 2007.

Employees

As of April 30, 2007, we had 204 full-time and three part-time employees. We believe our relations with employees are good. None of our employees is represented by a union or subject to collective bargaining agreements.

Facilities

We lease approximately 30,500 square feet of office space in Oakland, California for our headquarters under a lease that expires in December 2013. The lease includes two five-year options to extend the term of the lease. We also lease approximately 2,500 square feet of office space in Tucson, Arizona for our support center under a lease that expires in 2009. We believe our facilities are sufficient for our operations currently and should be adequate to meet our needs for at least the next two years.

Legal Proceedings

On July 15, 2005, SkyTech, Inc., or SkyTech, filed a complaint against us in the District Court for the State of Minnesota, Fourth Judicial District, alleging claims of fraud, breach of contract, breach of duty of good faith and fair dealing, tortious interference, and indemnity. SkyTech alleged that it entered into an independent sales representative agreement, or the "Agreement", with us in October 2002 pursuant to which it has an exclusive right to market our products to the "After School" market. SkyTech further alleged that we prevented SkyTech's performance of the Agreement and that we wrongly terminated the Agreement. SkyTech asserted that it was entitled to an unspecified amount of damages comprised of lost commissions and other damages, attorney's fees, costs and punitive damages. In addition to the SkyTech claims, SkyLearn, L.L.C and HEK, Inc., both of which claimed to be subcontractors of SkyTech, claimed that they suffered damages from our alleged actions with respect to SkyTech. In December 2005, the court granted our motion to dismiss the case and to compel arbitration. The Plaintiffs appealed the ruling. In December 2006, the Minnesota state court of appeals affirmed the trial court's ruling and in February 2007 the Minnesota Supreme Court denied plaintiff's request for review.

In October 2005, we initiated an arbitration proceeding before the American Arbitration Association in San Francisco, California. Our arbitration complaint alleges that SkyTech owes us for training charges that remain unpaid under the Agreement and seeks declaratory relief regarding SkyTech's claims against us. SkyTech has asserted counterclaims against us in the arbitration, repeating the claims made in the Minnesota case and asserting damages of $10 million. This arbitration is presently on hold.

We believe that we have meritorious defenses to SkyTech's claims and intend to defend ourselves vigorously. We do not believe that the resolution of this matter will have a material adverse effect on our financial position or results of operations.

We are involved in claims that arise in the ordinary course of business. We maintain insurance policies with coverages that we believe are appropriate in light of the risks attendant to our business. However, litigation is inherently unpredictable, and the costs and other effects of pending or future litigation, governmental investigations, legal and administrative cases and proceedings (whether civil or criminal), settlements, judgments and investigations, claims and changes in any such matters, and developments or assertions by or against us relating to intellectual property rights and intellectual property licenses, could have a material adverse effect on our business, financial condition and operating results.

Management

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of April 30, 2007:

Executive Officers, Directors and Key Employees	Age	Position(s)
Executive Officers and Directors:
Robert C. Bowen	65	Chairman and Chief Executive Officer
Linda L. Carloni	53	Vice President, General Counsel and Secretary
Glenn G. Chapin	51	Vice President, Education Sales
Jane A. Freeman	53	Sr. Vice President, Chief Financial Officer and Treasurer
Dr. William M. Jenkins	56	Sr. Vice President, Product Development
Gillian A. McCormack	51	Vice President, Operations
Non-Management Directors:
Dr. Michael Merzenich	64	Director
Dr. Paula A. Tallal(3)	59	Director
Carleton A. Holstrom(1)(2)(3)	71	Director
Rodman W. Moorhead, III(2)(3)	63	Director
Ajit Dalvi(1)	64	Director
Dr. Joseph Martin	68	Director
Edward Vermont Blanchard, Jr.(1)	55	Director
David W. Smith(2)(3)	62	Director

1)
Member of the audit committee

2)
Member of the compensation committee

3)
Member of the nominating and corporate governance committee

Edward Vermont Blanchard, Jr. joined us as a director in November 2002. Since December 2004, Mr. Blanchard has been a Senior Advisor to Bear Stearns merchant banking, the private equity affiliate of the Bear Stearns Companies Inc. Mr. Blanchard is also a member of the Board of Directors of Ironshore Inc., a Bermuda-based specialty property/casualty insurance company. From 1986 through 1999, Mr. Blanchard worked in investment banking for Merrill Lynch & Co., from 1990 through 1999 as a Managing Director specializing in mergers and acquisitions for financial institutions. Mr. Blanchard is a Trustee of the American Folk Art Museum and the Yorkville Common Pantry. Mr. Blanchard holds a BA from Harvard College and an MBA from the University of North Carolina at Chapel Hill.

Robert C. Bowen joined us as Chairman and Chief Executive Officer in June 2002. From 1989 to 2001, he served as a senior executive and officer of National Computer Systems, a provider of educational assessment and administrative software and services. His last assignment there, from 1995 to 2001, was as President of NCS Education, a provider of enterprise software for K-12 school districts. NCS was acquired by Pearson, PLC, in 2000. After retiring from NCS in 2001, Mr. Bowen consulted for various businesses in education prior to joining us. Previously, Mr. Bowen held senior executive positions with other education and publishing companies, including seventeen years with McGraw-Hill. Early in his career, Mr. Bowen was a high school math teacher, a coach, and a school district administrator. Mr. Bowen received his bachelor's and master's degrees from the University of Tennessee, Chattanooga.

Linda L. Carloni joined us as General Counsel in October 1999, became our Secretary in March 2000 and was elected Vice President in June 2000. Before joining us, Ms. Carloni was a founder and Vice President of Alere Medical Incorporated, a healthcare services start-up. Earlier in her career, Ms. Carloni worked in technology transfer for the University of California, was the general counsel of Nellcor Incorporated, a medical device company, and was an associate and a partner at the Cooley Godward law firm. She received her bachelor's degree in political science from Case Western Reserve University and her law degree from Boalt Hall School of Law at the University of California, Berkeley.

Glenn G. Chapin joined us as Vice President, Education Sales in April 2001. Prior to joining us, Mr. Chapin served as a Regional Vice President at CompassLearning, an educational technology company starting in 1995. Prior to CompassLearning, Mr. Chapin was a sales executive for NCS where he held positions of increasing responsibility over a 15-year period from serving as the Midwest territory sales representative to Southern Region Sales VP. Mr. Chapin is a graduate of St. John Fischer College in Rochester, New York where he received his Bachelor of Science degree in Business Administration.

Ajit M. Dalvi has been a director since July 2000. He is a former senior media executive and recognized cable industry expert in business, marketing and branding strategy, and is currently a business consultant. He joined Cox Communications in 1982 as its first Marketing Director. He served for 17 years on Cox's senior management team and retired as the Senior Vice President for Strategy and Programming in June 1999. Mr. Dalvi holds a BA from the University of Bombay and an MBA from the Indian Institute of Management.

Jane A. Freeman joined us as Vice President, Finance and Treasurer in August 1999 and was named our Chief Financial Officer in January 2000. She was appointed Senior Vice President in January 2004. She also served as our Vice President Business Development from August 1999 until June 2000. Prior to joining us, Ms. Freeman spent 20 years in the investment business. From 1988 through 1998, she was employed by Rockefeller & Co., a global investment firm, where she led the global asset allocation process, managed the U.S. Small Cap equity product and served on the Management Committee of the firm. She is a director of four mutual funds managed by Harding Loevner, LLP. Ms. Freeman holds a B.A. in mathematics and chemistry and an M.B.A. (with distinction) from Cornell University and a License in Applied Economics from the University of Louvain in Belgium.

Carleton A. Holstrom is one of our founders and has been a director since February 1996. From February 1996 to January 1997, Mr. Holstrom also served as our Chief Financial Officer. Mr. Holstrom retired in 1987 as Senior Vice President-Finance of The Bear Stearns Companies Inc. He is a director of Protalex, Inc., a development stage biopharmaceutical drug development company, and of the Custodial Trust Company, and a trustee, overseer or director of a number of non-profit organizations. Mr. Holstrom has served as a member of the Board of Trustees and Board of Governors of Rutgers, the State University of New Jersey, including as chairman and vice-chairman of both. For more than five years, until 2005, he was a member of the Board of Overseers of the College of Letters and Sciences at the University of Wisconsin at Madison. Mr. Holstrom holds a BS in Economics from the University of Wisconsin at Madison and an MA in Economics from Rutgers.

Dr. William M. Jenkins was appointed our Senior Vice President, Product Development in November 2000. Dr. Jenkins is a founder and served as our Vice President, Product Development from June 1997 until November 2000. From March 1996 to June 1997, Dr. Jenkins was our Vice President, Research and Development. From 1990 to 1996, Dr. Jenkins was an Adjunct Associate Professor at the University of California, San Francisco. Dr. Jenkins is the principal developer of our current software products. Dr. Jenkins holds a B.S. in Psychology, an M.A. in Psychobiology and a Ph.D. in Psychobiology from Florida State University, with additional post-doctoral training from UCSF.

Joseph B. Martin became a member of our Board of Directors in July 2000. He has served as the Dean of the Faculty of Medicine and Caroline Shields Walker Professor of Neurobiology and Clinical Neuroscience at Harvard Medical School since 1997. From 1993 to 1997, Dr. Martin was the Chancellor of UCSF. Since 1997, he has served as trustee of the Massachusetts Biomedical Research Corporation. Dr. Martin is a member of the Institute of Medicine of the National Academy of Sciences. Dr. Martin also serves as a director of Cytyc Corporation and Baxter International Inc. He holds a BS from Eastern Mennonite College, an MD from the University of Alberta and a PhD in Anatomy from the University of Rochester.

Gillian A. McCormack joined us as Vice President, Operations in October 2002. Prior to joining us, Ms. McCormack had served as vice president of professional and technical services for NCS Learn, or Pearson Education, beginning in 2000. From 1994 through 2000, she was the vice president of customer support for NovaNET, an E-learning company. Earlier in her career, Ms. McCormack worked in management and field positions at Jostens Learning, an educational software company. Ms. McCormack began her career as an elementary and middle school teacher and was a master of teacher training in Tucson, Arizona. She holds a bachelor of science in elementary education and a bachelor of science in special education and learning disabled K-12 from the University of Arizona.

Dr. Michael M. Merzenich is one of our founders. He has been a director since inception and served as our Chief Scientific Officer from November 1996 to January 2003. During 1996, Dr. Merzenich served as our CEO and President. During 1997, Dr. Merzenich worked full-time with us during a sabbatical from his faculty position at the University of California, San Francisco, or UCSF. Since 1971, Dr. Merzenich has been a member of the faculty, and since 1980 a full professor, in Neuroscience, Physiology, Biomedical Engineering and Otolaryngology at UCSF. He is currently the Francis A. Sooy Professor of Otolaryngology at UCSF. During 2004, Dr. Merzenich was on sabbatical from UCSF and worked full-time with Posit Science Corporation, which has licensed certain technology from us and is developing neuroscience based products for healthcare applications. Dr. Merzenich is presently the Chief Scientific Officer and a member of the Board of Directors of Posit. Dr. Merzenich has more than 25 years of experience in managing large, multidisciplinary brain science/behavior/engineering research projects that have led to commercial products and numerous publications and awards. In May 1999, Dr. Merzenich was elected a member of the National Academy of Sciences for distinguished and continuing achievements in original research. Dr. Merzenich holds a BS in General Science from the University of Portland and a PhD in Physiology from The Johns Hopkins University, with additional training from the University of Wisconsin.

Rodman W. Moorhead III has been a director since June 1998. In January 2007, Mr. Moorhead retired from Warburg Pincus, a global private equity firm (or its predecessors), where he was employed since 1973. His last position at Warburg Pincus was as Senior Advisor and Managing Director. Mr. Moorhead was nominated to our Board in accordance with rights held by Warburg Pincus Ventures, or Ventures, relating to an equity agreement. As long as Ventures owns a requisite percentage of outstanding shares of common stock, the Board must nominate Mr. Moorhead, or another individual designated by Ventures and reasonably acceptable to the Board, and use its best efforts to cause Mr. Moorhead or such other individual to be elected to the Board. Mr. Moorhead is a director of Coventry Health Care, Inc. He is Chairman of the Board of The Taft School, a member of the Overseers' Committee on University Resources at Harvard College, Co-Chairman of Stroud Water Research Center, and trustee of the Brandywine Conservancy. Mr. Moorhead holds an AB in Economics from Harvard College and an MBA from Harvard Business School.

David W. Smith became a member of our Board of Directors in July 2004. Mr. Smith currently serves as Executive Chair at Plato Learning, Inc., a publicly held educational software company. Before being appointed Executive Chair, he served Plato as the Interim CEO from November 2004 to March 1, 2005, and before that, as a Business Consultant. From September 2000 to December 2002, Mr. Smith was Chief Executive Officer of NCS Pearson, a provider of products, services and technologies to customers in education, government, and business. He also served as President of the NCS Assessment and Testing Services from April 1988 to September 2000. Prior to NCS, Mr. Smith was a senior executive with McGraw Hill Corporation's Training Systems and College Divisions which publish professional, technical and scholarly books and materials. Mr. Smith serves on the Boards of Directors of Capella Education Company, Inscape Publishing, and Plato Learning. Mr. Smith holds an MBA from the University of Iowa, as well as a BA and MA from Southern Illinois University.

Dr. Paula A. Tallal is one of our founders. She has served as a director since inception. She also served as our Executive Vice President from January 1996 until December 2000 and as Chairman of the Board of Directors from January 1996 until November 2000. During 1997, Dr. Tallal worked full-time with us during a sabbatical from her faculty position at Rutgers; she continues to consult with us pursuant to a consulting agreement. Dr. Tallal also consults for Posit Science Corporation, which has licensed certain technology from us. Since 1988, Dr. Tallal has served as co-director of the Center for Molecular and Behavioral Neuroscience at Rutgers. In 2001, Dr. Tallal was named a Board of Governors Professor in Neuroscience by Rutgers University. Dr. Tallal is an active participant in many scientific advisory boards and governmental committees for both developmental language disorders and learning disabilities. Dr. Tallal has over 25 years experience managing multi-site, multi-disciplinary federally funded contracts and grants that have resulted in over 150 publications, as well as national and international honors. Dr. Tallal holds a BA in Art History from New York University and a PhD in Experimental Psychology from Cambridge University with additional training from The Johns Hopkins University.

Our officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Principal and selling stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2007, as adjusted to reflect the sale of common stock offered by the selling stockholders in this offering, for:

  •
  each person who we know beneficially owns more than five percent of our common stock;
  •
  each of our directors;
  •
  each of our named executive officers;
  •
  all of our directors and executive officers as a group; and
  •
  the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 17,077,571 shares of common stock outstanding as of April 30, 2007. For purposes of the table below, we have assumed that 17,077,571 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of April 30, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than one percent is denoted with an "*."

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Scientific Learning Corporation, 300 Frank H. Ogawa Plaza, Suite 600, Oakland, CA 94612-2040.

	Shares beneficially owned prior to this offering(1)			Shares beneficially owned after this offering(2)			Shares beneficially owned after over-allotment
						Number of shares being offered in over-allotment
Name of beneficial owner	Number	Percent (%)	Number of shares being offered(2)	Number	Percent (%)		Number	Percent (%)
Warburg, Pincus Ventures, LP(3)	9,036,638	49.0%	7,661,638	1,375,000	7.5%	—	1,375,000	7.5%
Trigran Investments, Inc.(4) 3201 Old Glenview Road, Suite 235 Wilmette, Illinois 60091	1,789,016	10.5%	—	1,789,016	10.5%	—	1,789,016	10.5%
Robert C. Bowen(5)	1,085,915	6.3%	—	1,085,915	6.3%	—	1,085,915	6.3%
Edward Vermont Blanchard, Jr.(6)	199,024	1.2%	—	199,024	1.2%	—	199,024	1.2%
Ajit M. Dalvi(7)	40,000	*	—	40,000	*	—	40,000	*
Carleton A. Holstrom(8)	324,171	1.9%	—	324,171	1.9%	—	324,171	1.9%
Dr. Joseph B. Martin(9)	63,366	*	—	63,366	*	—	63,366	*
Dr. Michael M. Merzenich(10)	486,305	2.8%	—	486,305	2.8%	100,000	386,305	2.3%
Rodman W. Moorhead III
David W. Smith(11)	30,428	*	—	30,428	*	—	30,428	*
Dr. Paula A. Tallal(12)	608,590	3.6%	—	608,590	3.6%	100,000	508,590	3.0%
Linda L. Carloni(13)	143,011	*	—	143,011	*	—	143,011	*
Glenn G. Chapin(14)	157,507	*	—	157,507	*	—	157,507	*
Jane A. Freeman(15)	267,161	1.5%	—	267,161	1.5%	—	267,161	1.5%
Dr. William M. Jenkins(16)	207,337	1.2%	—	207,337	1.2%	—	207,337	1.2%
All directors and executive officers as a group (14 persons)(17)	3,687,779	20.2%	—	3,687,779	20.2%	—	3,487,779	19.1%

* Less than one percent.

1) This table is based upon information supplied by officers and directors and Schedules 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 17,077,571 shares outstanding on April 30, 2007, adjusted as required by rules promulgated by the SEC.

2) Assumes that the underwriters do not exercise their over-allotment option.

3) Includes 7,661,638 shares owned and 1,375,000 shares issuable upon the exercise of immediately exercisable warrants. The stockholder is Warburg, Pincus Ventures, L.P. ("WPV"). Warburg Pincus Partners, LLC ("WP Partners"), a subsidiary of Warburg Pincus & Co. ("WP") is the sole general partner of WPV. WPV is managed by Warburg Pincus LLC ("WP LLC"). The address of the Warburg Pincus entities is 466 Lexington Avenue, New York, New York 10017. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the Warburg Pincus entities. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus entities.

4) Includes 1,221,980 shares held by Trigran Investments, L.P. and 567,036 shares held by Trigran Investments, L.P. II. Trigran Investments, Inc. is the general partner of both these partnerships. Douglas Granat and Laurence Oberman are the controlling shareholders and sole directors of Trigran Investments, Inc.

5) Includes 807,790 shares owned by Mr. Bowen and 278,125 shares subject to stock options that are or will be exercisable by June 30, 2007. Certain of Mr. Bowen's options have vesting that accelerates on the achievement of certain stock price targets, none of which have yet been met. These options are not included in this table. See Employment Agreement below.

6) Includes 146,024 shares held by Mr. Blanchard; 2,000 shares held in trusts for his children, of which Mr. Blanchard is a trustee; 1,000 shares held in an UGMA account for Mr. Blanchard's minor child; and 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Blanchard's children are beneficiaries. Also includes 35,000 shares subject to exercisable stock options.

7) Includes 5,000 shares held by Mr. Dalvi. Also includes 35,000 shares subject to exercisable stock options.

8) Includes 119,856 shares held directly by Mr. Holstrom and 154,315 shares held by the Holstrom Family Partnership. Also includes 15,000 shares held by the Edward V. Blanchard Insurance Trust UAD 12/20/93, of which Mr. Holstrom is a trustee. Mr. Holstrom disclaims beneficial ownership of the securities held in this trust. Includes 35,000 shares subject to exercisable stock options. 109,856 of the directly-held shares are held in a brokerage margin account and therefore are pledged as security for any loans from that brokerage firm.

9) Includes 28,366 shares held by the Martin Living Trust or the Martin Family Trust, Community Property. Dr. Martin is a trustee of both trusts. Also includes 35,000 shares subject to exercisable stock options.

10) Includes 394,992 shares held directly or in a living trust, 61,313 shares held by the Merzenich Charitable Remainder Trust, and 30,000 shares subject to exercisable stock options. Dr. Merzenich is a member of the board of directors of our company.

11) Includes 5,428 shares held by Mr. Smith and 25,000 shares subject to exercisable stock options.

12) Includes 445,257 shares held directly by Dr. Tallal, 133,333 shares held by the Colleen Osburn Trust, for which Dr. Tallal serves as trustee, and 30,000 shares subject to exercisable stock options. Dr. Tallal disclaims beneficial ownership of the shares held by the trust. Dr. Tallal is a member of the board of directors of our company.

13) Includes 11,553 shares held by Ms. Carloni and 131,458 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of June 30, 2007.

14) Includes 34,174 shares held by Mr. Chapin and 123,333 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of June 30, 2007.

15) Includes 36,953 shares held by Ms. Freeman and 230,208 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of June 30, 2007.

16) Includes 110,254 shares held by Dr. Jenkins and 97,083 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of June 30, 2007.

17) Includes the information in notes (1) through (16), as applicable. Also includes for the other executive officer included in the group: 6,631 shares held by such officer and 68,333 shares subject to stock options that are or will be exercisable or restricted stock units that will have vested as of June 30, 2007.

Description of capital stock

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our certificate of incorporation and bylaws. For more detailed information, please see our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Our authorized capital stock consists of 41,000,000 shares, with a par value of $0.001 per share, of which:

  •
  40,000,000 shares are designated as common stock; and

  •
  1,000,000 shares are designated as preferred stock.

At April 30, 2007, we had outstanding 17,077,571 shares of common stock, held of record by 114 stockholders, and no shares of preferred stock outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Common Stock Warrant

In 2001, we issued a fully vested warrant to purchase 1,375,000 shares of our common stock at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of Warburg Pincus, the principal selling stockholder in this offering, in connection with the guarantee of a line of credit to us. Warburg Pincus is selling all of its shares in this offering. The entire warrant is currently outstanding and will expire if unexercised by March 9, 2008. The exercise of this warrant may be on a cash basis or a net exercise basis for fewer shares. The shares subject to the warrant will not be covered by the lock-up agreement described in the "Underwriting" section below. In addition, WPV, Inc. may transfer the warrant.

Registration Rights

Our company and Warburg Pincus (and its affiliates) are parties to an Amended and Restated Registration Rights Agreement, dated December 30, 1998, as amended, with respect to the 7,661,638 shares of our common stock offered by this prospectus and an additional 1,375,000 shares of our common stock issuable upon exercise of a warrant to purchase shares of our common stock that it beneficially owns. We refer to these shares collectively as registrable securities.

Registration of shares of common stock in response to exercise of the these registration rights would result in Warburg Pincus (and its affiliates) being able to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration effected pursuant to the exercise of these registration rights.

The registration rights terminate when Warburg Pincus (and its affiliates): (1) beneficially own less than one percent of our outstanding common stock and (2) can sell all of such holder's registrable securities in any three-month period without registration, in compliance with Rule 144 of the Securities Act or another similar exemption.

Demand Registration Rights

If, at any time, Warburg Pincus (and its affiliates) request in writing that an amount of securities having a proposed aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. Following this offering, we will continue to be obligated to effect up to two registrations in response to these demand registration rights by Warburg Pincus (and its affiliates). Depending on certain conditions, however, we may defer such registration for up to 90 days. The underwriters of any underwritten offering have the right to limit the number of shares registered pursuant to such an offering for marketing reasons.

Piggyback Registration Rights

If at any time we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, Warburg Pincus (and its affiliates) will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered pursuant to such an offering for marketing reasons, subject to certain limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

    Undesignated Preferred Stock

As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

    Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

We have provided in our certificate of incorporation that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws.

In addition, our bylaws provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or the board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

    Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

    Board Vacancies Filled Only by Majority of Directors Then in Office

Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

    Board Classification

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see "Management – Board of Directors." This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In connection with our Annual Stockholder meeting on June 1, 2007, we have proposed that our stockholders vote to amend our certificate of incorporation and bylaws in order to declassify our board. See our Proxy Statement for our 2007 Annual Stockholders meeting for additional information about the proposal.

    No Cumulative Voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

    Board Removal

Our certificate of incorporation provides that directors may be removed by stockholders without cause only upon the affirmative vote of two-thirds of the then outstanding voting power of the Company and may be removed with cause only upon the affirmative vote of a majority of the then outstanding voting power of the Company.

    Delaware Anti-Takeover Statute

We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

  •
  Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  At or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law, our certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent's address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 509-4000.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol "SCIL."

Material U.S. federal tax considerations
for non-U.S. holders of common stock

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the acquisition, ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a "non-U.S. holder" is any holder other than:

  •
  a citizen or resident of the United States;

  •
  a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Generally, an individual may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, such individual would count all of the days in which he or she was present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were citizens of the United States.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change (possibly with retroactive effect). We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset (generally property held for investment).

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder's individual circumstances, nor does it address any aspects of U.S. state, local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

  •
  banks, insurance companies or other financial institutions;

  •
  partnerships;

  •
  tax-exempt organizations;

  •
  tax-qualified retirement plans;

  •
  dealers in securities or currencies;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  •
  certain U.S. expatriates; and

  •
  persons that will hold common stock as a position in a hedging transaction, "straddle" or "conversion transaction" for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

If a partnership holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its own tax advisors.

Dividends

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder's country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN or appropriate substitute form to us or our paying agent. Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI (or any successor form), with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional "branch profits tax" at a rate of 30% (or a reduced rate as may be specified by an applicable income tax treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder's shares of our common stock unless:

  •
  the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to U.S. income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S.

    federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

  •
  the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses (even though the individual is not considered a resident of the United States);

  •
  the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates; or

  •
  we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder's holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. If we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is "regularly traded on an established securities market" (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including the Nasdaq National Market.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed (at a current rate of 28%) on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder (and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person) or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

  •
  a U.S. person;

  •
  a "controlled foreign corporation" for U.S. federal income tax purposes;

  •
  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

  •
  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no actual knowledge or reason to know to the contrary).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Underwriting

ThinkEquity Partners LLC is acting as bookrunning lead manager of this offering and is acting as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and the principal selling stockholder, Warburg Pincus, has agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter's name.

Underwriter	Number of shares
ThinkEquity Partners LLC

Total	7,661,638

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $     per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $     per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representative may change the public offering price and the other selling terms.

Certain other stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

Subject to certain exceptions, we and each of our officers and directors have agreed not to offer to sell, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of), directly or indirectly, any shares of our common stock or any securities convertible into or exchangeable for our common stock, or enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether any transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, without the prior written consent of ThinkEquity Partners LLC for a period of 90 days after the date of this prospectus, provided that Robert C. Bowen, our Chief Executive Officer, has agreed to a lock-up for 180 days after the date of this prospectus, and we have agreed to a lock-up for 120 days after the date of this prospectus. Notwithstanding the foregoing, for the purpose of allowing the underwriters to comply with NASD Rule 2711(f)(4), if (1) during the last 17 days of the initial 90-day (or 180-day or 120-day, as applicable) lock-up period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial 90-day (or 180-day or 120-day, as applicable) lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial 90-day (or 180-day or 120-day, as applicable) lock-up period, then in each case the initial 90-day (or 180-day or 120-day, as applicable) lock-up period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable.

Our common stock trades on the Nasdaq Global Market under the symbol "SCIL."

The following table shows the underwriting discounts and commissions that Warburg Pincus is to pay to the underwriters in connection with this offering and the underwriting discounts and commissions that certain other stockholders are to pay to the underwriters in connection with the offering assuming full exercise of the underwriters' option to purchase additional shares of common stock.

	Paid by Warburg Pincus	Paid by other selling stockholders*
Per share	$	$
Total	$	$

*
Assuming full exercise of the over-allotment option

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

In connection with the offering, the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

We estimate that our portion of the total expenses of this offering will be approximately $    million.

The underwriters have performed investment banking and advisory services for us and Warburg Pincus from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us and Warburg Pincus in the ordinary course of their business.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representative of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representative will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We and Warburg Pincus have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be made to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication to 100 or more persons, other than qualified investors, in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each purchaser of shares of our common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

The sellers of shares of our common stock have not authorized and do not authorize the making of any offer of shares of our common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares of our common stock as contemplated in this prospectus. Accordingly, no purchaser of shares of our common stock, other than the underwriters, is authorized to make any further offer of shares of our common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors (as defined above) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth entities falling within Article 49(2) of the Order, or (iii) other persons to whom it may lawfully be communicated (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Legal matters

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Various legal matters related to the offering will be passed upon for the underwriters by DLA Piper US LLP, New York, New York.

Experts

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements and schedule at December 31, 2006 and 2005, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We've included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. We are required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the Public Reference

Room of the SEC, 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

Incorporation of certain information by reference

We may "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is an important part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference into this prospectus. We incorporate by reference the following documents:

  •
  The portions of the Definitive Proxy Statement on Schedule 14A relating to our 2007 Annual Stockholders Meeting, filed with the SEC on April 10, 2007 that are incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2006.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of the reports and documents that have been incorporated by reference in this prospectus, at no cost. Any such request may be made by writing or telephoning us at the following address or phone number:

General Counsel Scientific Learning Corporation 300 Frank H. Ogawa Plaza, Suite 600 Oakland, CA 94612-2040 (510) 444-3500

These documents may also be accessed through our website at www.scilearn.com or as described under "Where You Can Find Additional Information" above. The information and other content contained on or linked from our website are not part of this prospectus.

Scientific Learning Corporation

Report of Ernst & Young LLP, independent registered public accounting firm

The Board of Directors and Stockholders
Scientific Learning Corporation

We have audited the accompanying balance sheets of Scientific Learning Corporation as of December 31, 2006 and 2005 and the related statements of operations, stockholders equity (deficit), and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the index at Item 16b. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Scientific Learning Corporation as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, in 2006 Scientific Learning Corporation changed its method of accounting for share based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) "Share Based Payment".

/s/ ERNST & YOUNG LLP

San Francisco, California
March 5, 2007

Scientific Learning Corporation

Balance sheets

(In thousands, except share and per share amounts)	December 31, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$16,364	$9,022
Short-term investments	—	3,043
Accounts receivable, net of allowance for doubtful accounts of $99 and $81 at December 31, 2006 and 2005, respectively	7,098	3,519
Notes and interest receivable from current and former officers	—	297
Prepaid expenses and other current assets	971	1,312

Total current assets	24,433	17,193
Property and equipment, net	941	469
Other assets	909	1,072

Total assets	$26,283	$18,734

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$607	$214
Accrued liabilities	5,089	2,966
Deferred revenue	14,786	11,171

Total current liabilities	20,482	14,351
Deferred revenue, long-term	4,373	5,832
Other liabilities	411	386

Total liabilities	25,266	20,569
Commitments and contingencies
Stockholders' equity (deficit):
Preferred stock, $0.001 par value; 1,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; 40,000,000 authorized, 16,972,333 and 16,799,058 shares issued and outstanding at December 31, 2006 and 2005, respectively, and additional paid-in capital	78,909	76,265
Accumulated deficit	(77,892)	(78,100)

Total stockholders' equity (deficit)	1,017	(1,835)

Total liabilities and stockholders' equity (deficit)	$26,283	$18,734

See accompanying notes.

Scientific Learning Corporation

Statements of operations

(In thousands, except per share amounts)	Year ended December 31,
	2006	2005	2004
Revenues:
Products	$29,966	$30,263	$22,802
Service and support	11,032	10,056	8,174

Total revenues	40,998	40,319	30,976
Cost of revenues:
Cost of products	1,638	2,018	1,775
Cost of service and support	7,897	5,637	4,981

Total cost of revenues	9,535	7,655	6,756

Gross profit	31,463	32,664	24,220
Operating expenses:
Sales and marketing	21,073	17,619	16,087
Research and development	4,129	3,896	3,555
General and administrative	6,643	5,841	5,313

Total operating expenses	31,845	27,356	24,955

Operating income (loss)	(382)	5,308	(735)
Other income from related party	150	50	99
Interest and other income (expense), net	643	421	(100)

Net income (loss) before income tax	411	5,779	(736)
Income tax provision (benefit)	203	182	(43)

Net income (loss)	$208	$5,597	$(693)

Basic net income (loss) per share:	$0.01	$0.33	$(0.04)

Shares used in computing basic net income (loss) per share	16,846	16,715	16,408

Diluted net income (loss) per share:	$0.01	$0.31	$(0.04)

Shares used in computing diluted net income (loss) per share	17,740	18,023	16,408

See accompanying notes.

Scientific Learning Corporation

Statements of cash flows

(In thousands)	Year ended December 31,
	2006	2005	2004
Operating Activities:
Net income (loss)	$208	$5,597	$(693)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	479	728	779
Increase in interest receivable from current and former officers	—	(169)	(387)
Increase in interest receivable on short term investments	—	(44)	—
Amortization of deferred financing costs	—	—	232
Stock-based compensation	2,126	205	181
Changes in operating assets and liabilities:
Accounts receivable	(3,579)	2,142	(544)
Prepaid expenses and other current assets	341	(6)	(162)
Other assets	33	(67)	—
Accounts payable	393	(389)	122
Accrued liabilities	2,123	(1,372)	463
Deferred revenue	2,156	(8,781)	6,284
Other liabilities	25	42	59

Net cash provided by (used in) operating activities	4,305	(2,114)	6,334
Investing Activities:
Purchases of property and equipment, net	(821)	(181)	(646)
Maturity (purchase) of investments	3,043	(2,999)	—
Repayment on officer loans and accrued interest	213	3,561	—

Net cash provided by (used in) investing activities	2,435	381	(646)
Financing Activities:
Proceeds from issuance of common stock, net	602	474	945
Borrowings under bank line of credit	—	—	3,000
Repayments of borowings under bank line of credit	—	—	(3,000)

Net cash provided by financing activities	602	474	945

Increase (decrease) in cash and cash equivalents	7,342	(1,259)	6,633
Cash and cash equivalents at beginning of period	9,022	10,281	3,648

Cash and cash equivalents at end of period	$16,364	$9,022	$10,281

Supplemental disclosure of cash flow information:
Cash paid during the year for income taxes	$65	$422	—
Supplemental disclosure of noncash financing activities:
Common stock surrendered in connection with repayment of officer loans	$84	—	—

See accompanying notes

Scientific Learning Corporation

Statements of stockholders' equity (deficit)

	Common stock and additional paid-in capital
(In thousands, except share amounts)			Accumulated deficit	Total stockholders' equity (deficit)
	Shares	Amount
Balance at December 31, 2003	16,150,551	$74,460	$(83,004)	$(8,544)
Issuance of common stock under stock option plan	417,773	645	—	645
Issuance of common stock under employee stock purchase plan	78,468	300	—	300
Stock-based compensation	—	110	—	110
Stock issued in exchange for services	10,797	71	—	71
Net loss and comprehensive loss	—	—	(693)	(693)

Balance at December 31, 2004	16,657,589	75,586	(83,697)	(8,111)
Issuance of common stock under stock option plan	71,778	215	—	215
Issuance of common stock under employee stock purchase plan	58,795	259	—	259
Stock-based compensation	—	137	—	137
Stock issued in exchange for services	10,896	68		68
Net income and comprehensive income	—	—	5,597	5,597

Balance at December 31, 2005	16,799,058	76,265	(78,100)	(1,835)
Issuance of common stock under stock option plan	86,422	254	—	254
Issuance of common stock under employee stock purchase plan	84,555	348	—	348
Stock-based compensation	—	2,052	—	2,052
Stock issued in exchange for services	17,079	74	—	74
Stock surrendered	(14,781)	(84)	—	(84)
Net income and comprehensive income	—	—	208	208

Balance at December 31, 2006	16,972,333	$78,909	$(77,892)	$1,017

See accompanying notes

Scientific Learning Corporation

Notes to financial statements

(1)       Summary of Significant Accounting Policies:

Description of Business

Scientific Learning Corporation develops and distributes the Fast ForWord family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. We sell primarily to K-12 schools in the United States through a direct sales force.

All of our activities are in one operating segment.

We were incorporated in 1995 in the State of California and were reincorporated in 1997 in the State of Delaware.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Actual results may differ from those estimated.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. The application of SOP 97-2 requires us to exercise significant judgment related to our specific transactions and transaction types.

Booked sales to our school customers typically include multiple elements (e.g., Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). We allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"), if VSOE exists for each element. If we do not have VSOE for one or more delivered elements in an arrangement (typically software), we recognize revenue using the residual method, whereby the difference between the total arrangement fee and the total fair value of the undelivered elements is recognized as revenue relating to the delivered elements. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. All revenue from transactions that include new products that have not yet been delivered is deferred until the delivery of all products. Deferred revenue is recognized as revenue as discussed below. Direct costs related to deferred software license revenue are deferred until the related license revenue is recognized.

Product Revenue

Product revenue is primarily derived from the licensing of software and is recognized as follows:

  •
  Perpetual licenses—software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

  •
  Term licenses—software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

  •
  Individual participant licenses—software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Service and Support Revenue

Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which primarily consist of cash on deposit with banks, money market funds, and U.S. Government debt with a maturity of three months or less, are stated at cost, which approximates fair value.

Short-Term Investments

We determine the appropriate classification of investments at the time of purchase in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and reevaluate such determination at each balance sheet date. In August 2005 we purchased for $2,999,000 an investment in debt securities issued by the U.S. Treasury that matured in February 2006. We classified this investment as held-to-maturity and it was carried at amortized cost of $3,043,000 at December 31, 2005. The carrying value of short-term investments approximates fair value due to their short-term nature.

Accounts Receivable

We conduct business primarily with public school districts and speech and language professionals in the United States. We maintain an allowance for doubtful accounts for estimated losses due to the inability of customers to make payments. We adjust this allowance periodically based on our historical experience of bad debt write offs.

Inventories

Product inventories, which are primarily finished goods, are stated at the lower of cost or market. Cost is determined using a weighted average approach, which approximates the first-in first-out method. If inventory costs exceed expected market value due to obsolescence or lack of demand adjustments are recorded for the difference between the cost and the market value.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, short-term investments, accounts receivable, notes receivable from current and former officers, and accounts payable approximate fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, short-term investments and accounts receivable.

Cash and cash equivalents are invested in major financial institutions in the United States. Such deposits may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly, minimal credit risk exists with respect to these investments.

The accounts receivable of the Company are derived from booked sales to customers located primarily in the United States. The Company performs ongoing credit evaluations of its customers. The Company does not require collateral.

An allowance for doubtful accounts is determined with respect to those accounts that the Company has determined to be doubtful of collection. At December 31, 2006, no customer accounted for more than 10% of the Company's accounts receivable. At December 31, 2005, one customer accounted for 12% of the Company's accounts receivable. No customers accounted for more than 10% of the company's revenue in any of fiscal 2004, 2005, or 2006.

The Company has no off-balance sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other hedging arrangements.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Software Development Costs

The Company accounts for software development costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," under which certain software development costs incurred subsequent to the establishment of technological feasibility are capitalized and amortized over the estimated lives of the related products. Technological feasibility is established upon completion of a working model. In 2004, 2005 and 2006 costs incurred subsequent to the establishment of technological feasibility for new projects were not significant, and were charged to research and development expense. Software costs are amortized to cost of product revenues over the estimated useful life of the software, which is three years. Amortization was $130,000, $261,000, and $351,000 for the years ended December 31, 2006, 2005 and 2004, respectively. All capitalized software development costs were fully amortized by June 30, 2006.

Costs related to internally developed software and software purchased for internal use are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." During the year ended December 31, 2006, the Company purchased an enterprise-wide, customer relationship management system. As of December 31, 2006, a net book value of $463,000 related to the purchase and subsequent implementation of this system was included in property and equipment. These costs will be depreciated over the estimated useful life of five years.

Long-Lived Assets

The Company regularly reviews the carrying value of long-lived assets. We continually make estimates regarding future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

Accounting for Stock-Based Compensation

Effective January 1, 2006 we began recording compensation expense associated with stock-based awards and other forms of equity compensation in accordance with SFAS 123R, "Share-Based Payment" ("SFAS 123R"). We adopted SFAS 123R using the modified prospective transition method and consequently have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized for fiscal year 2006 now includes 1) amortization related to the remaining unvested portion of stock-based awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 "Accounting for Stock-Based Compensation" ("FAS 123"); and 2) amortization related to stock-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In addition, we record expense over the offering period and vesting term in connection with 1) shares issued under our employee stock purchase plan and 2) stock options and restricted stock awards. The compensation expense for stock-based awards includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis.

Prior to January 1, 2006, we accounted for stock-based awards using the intrinsic value method of accounting in accordance with APB 25, whereby the difference between the exercise price and the fair market value on the date of grant is recognized as compensation expense. Under the intrinsic value method of accounting, no compensation expense was recognized in our Consolidated Statements of Operations when the exercise price of our employee stock option grant equals the market price of the underlying common stock on the date of grant, and the measurement date of the option grant is certain. The measurement date is certain when the date of grant is fixed and determinable.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $26,000, $18,000 and $13,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the use of the liability method in accounting for income taxes. Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the net amount expected to be realized.

Net Income (Loss) per Share

Under the provisions of SFAS No. 128, "Earnings per Share," basic net income (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution of securities by adding common stock equivalents (computed using the treasury stock method) to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities have been excluded from the computation of diluted net loss per share as their inclusion is antidilutive.

The following table sets forth the computation of net income (loss) per share (in thousands, except per share data):

	Year ended December 31,
	2006	2005	2004
Net income (loss)	$208	$5,597	$(693)

Weighted average shares used in calculation of basic net income (loss) per share	16,846	16,715	16,408
Effect of dilutive securities:
Employee stock options	894	1,308	—

Weighted-average diluted common shares	17,740	18,023	16,408

Basic net income (loss) per share:	$0.01	$0.33	$(0.04)

Diluted net income (loss) per share:	$0.01	$0.31	$(0.04)

If we had reported net income in 2004, the calculation of diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as an additional 1,101,352 common equivalent shares (computed using the treasury stock method) related to outstanding stock options not included in the calculations above for the year ended December 31, 2004.

For the years ended December 31, 2006 and 2005, respectively, 1,393,649 and 1,058,652 options with exercise prices greater than the average market price for our common stock were excluded from the calculation of diluted net income per share because their effect is anti-dilutive.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measures" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), expands disclosures about fair value measurements, and applies under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the FASB anticipates that for some entities, the application of SFAS 157 will change current practice. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 will have a material impact on our financial position, results of operations, and cash flows.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N), "Quantifying Misstatements in Current Year Financial Statements," ("SAB 108"). SAB 108 addresses how the effect of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. It indicates that the current-year correction of a material error that includes prior-year effects may result in the need to correct prior-year financial statements even if the misstatement in the prior year or years is considered immaterial. Any prior-year financial statements found to be materially misstated in years subsequent to the issuance of SAB 108 would be restated in accordance with SFAS No. 154, "Accounting Changes and Error Corrections." The adoption of SAB 108 did not have a material impact on our financial position, results of operations, and cash flows.

(2)       Stock-Based Compensation:

Stock-Based Compensation Plans

On December 31, 2006, we had four active share-based compensation plans, which are described below.

In May 1999, our stockholders approved our 1999 Equity Incentive Plan. The total number of shares authorized for issuance under the plan is 5,492,666. Option awards have generally been granted with an exercise price equal to the market price of our common stock at the date of grant, and generally vest based on four years of continuous service with a ten-year contractual term. Restricted stock units awarded under this plan generally vest over four years of continuous service in annual or semi-annual installments.

In May 1999, our stockholders approved the 1999 Non-Employee Directors' Stock Option Plan. The total number of shares authorized for issuance under this plan is 250,000.

In May 2002, the Board of Directors approved the 2002 CEO Stock Option Plan, which was subsequently approved by our stockholders in May 2003. The total number of shares authorized for issuance under this plan is 470,588.

In May 1999, the stockholders approved the 1999 Employee Stock Purchase Plan (ESPP), which became effective upon the completion of the initial public offering of our common stock. The total number of shares authorized for issuance under the plan is 700,000. Eligible employees may purchase common stock at 85% of the lesser of the fair market value of our common stock on the first day of the applicable one-year offering period or the last day of the applicable six-month purchase period. At December 30, 2006, 82,324 shares were available for issuance under this plan.

Adoption of SFAS No. 123R

Prior to January 1, 2006, we accounted for our stock plans under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Effective January 1, 2006, we began recording compensation expense associated with stock-based awards and other forms of equity compensation in accordance with SFAS 123R, "Share-Based Payment". We adopted the modified prospective transition method provided for under SFAS 123R, and consequently have not retroactively adjusted results from prior periods. Under this transition method, compensation cost associated with stock-based awards recognized for fiscal year 2006 now includes 1) amortization related to the remaining unvested portion of stock-based awards granted prior to January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 "Accounting for Stock-Based Compensation"; and 2) amortization related to stock-based awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R. In addition, we record expense over the offering period and vesting term in connection with 1) shares issued under our employee stock purchase plan and 2) stock options and restricted stock unit awards. The compensation expense for stock-based awards includes an estimate for forfeitures and is recognized over the expected term of the award on a straight-line basis.

SFAS No. 123R requires us to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. For purposes of calculating pro forma information under SFAS 123 for periods prior to January 1, 2006, we accounted for forfeitures as they occurred.

In anticipation of the adoption of SFAS No. 123R, we did not modify the terms of any previously granted options. We made minor changes to our equity compensation program by reducing the overall number of shares covered by equity compensation grants and granting restricted stock units beginning in the first quarter of 2006.

The following table presents the pro forma effect on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123 to options granted under our share-based compensation arrangements during the years ended December 31, 2005 and 2004 (in thousands, except per share data):

	Year ended December 31,
	2005	2004
Net income (loss), as reported	$5,597	$(693)
Add: Stock-based compensation costs included in the determination of net income (loss), net of related tax effects	205	181
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,998)	(1,977)

Pro forma net income (loss)	$3,804	$(2,489)

Basic net income (loss) per share, as reported	$0.33	$(0.04)

Basic net income (loss) per share, pro forma	$0.23	$(0.15)

Diluted net income (loss) per share, as reported	$0.31	$(0.04)

Diluted net income (loss) per share, pro forma	$0.21	$(0.15)

For purposes of this pro forma disclosure, we estimated the value of the options using the Black-Scholes option valuation model and amortized the fair value of options granted to expense over the option vesting period.

Compensation Cost

The following table summarizes the effects of share-based compensation resulting from the application of SFAS 123R in the year ended December 31, 2006 (in thousands, except per share amounts):

Year ended December 31, 2006
Cost of service and support revenues	$193
Sales and marketing	738
Research and development	314
General and administrative	881

Share-based compensation effect on operating loss	2,126
Income taxes	(257)

Net share-based compensation effect on net income	$1,869

Share-based compensation effect on basic net income per share	$0.11

Share-based compensation effect on diluted income loss per share	$0.11

Valuation of Stock Option Awards

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility, the estimated life of each award and estimated pre-vesting forfeitures. The fair value of these stock options was estimated assuming no expected dividends and estimates of expected life, volatility and risk-free interest rate at the time of grant. Estimated volatility is based on the historical prices of our common stock over the expected life of each option. Expected life of the options is based on our history of option exercise and cancellation activity. The risk free interest rates used are based on the U.S. Treasury yield curve in effect at the time of grants for periods corresponding with the expected life of the options. We use historical data to estimate pre-vesting option forfeitures. We recognize compensation expense for the fair values of these awards, which typically have graded vesting, on a straight-line basis over the requisite service period of each of these awards.

The fair value of stock options granted was estimated using the following weighted-average assumptions:

	Year ended December 31,
	2006	2005	2004
Expected life (in years)	4	4	4
Risk-free interest rate	5.1%	3.7%	3.1%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	80%	106%	129%

Summary of Stock Options

The following table summarizes all stock option activity under our share-based compensation plans for the years ended December 31, 2006, 2005 and 2004:

	Outstanding options
	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2003	3,045,027	$3.76
Granted	552,497	$5.71
Exercised	(417,773)	$1.54
Forfeited	(76,739)	$7.88

Outstanding at December 31, 2004	3,103,012	$4.33
Granted	575,200	$5.80
Exercised	(71,778)	$2.95
Forfeited	(226,109)	$9.73

Outstanding at December 31, 2005	3,380,325	$4.26
Granted	120,000	$4.33
Exercised	(86,422)	$2.93
Forfeited	(114,259)	$6.21

Outstanding at December 31, 2006	3,299,644	$4.23	5.73	$6,759,900

Vested and expected to vest at December 31, 2006	2,802,038	$4.55	5.69	$5,196,672
Exercisable at December 31, 2006	2,145,103	$4.94	5.44	$3,636,589

The aggregate intrinsic value of options outstanding at December 31, 2006 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 2,077,009 shares that had exercise prices that were lower than the $5.49 market price of our common stock at December 31, 2006 ("in the money options"). The total intrinsic value of options exercised during the years ended December 31, 2006, 2005 and 2004 was $151,000, $192,000 and $1.5 million, respectively. The fair value of options vested during the years ended December 31, 2006, 2005 and 2004 was $1.7 million, $1.7 million, and $1.6 million, respectively.

The following table summarizes information concerning outstanding and exercisable stock options at December 31, 2006:

	Outstanding			Exercisable
Price range	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual life (years)	Number of shares	Weighted average exercise price per share
$0.60 – $1.39	1,123,170	$1.37	5.3	373,170	$1.34
$1.40 – $1.90	381,710	$1.72	5.6	374,165	$1.71
$1.98 – $5.48	572,129	$4.27	5.4	527,832	$4.21
$5.50 – $5.95	684,482	$5.84	7.7	384,548	$5.81
$5.96 – $39.88	538,153	$9.88	4.5	485,388	$10.29

	3,299,644	$4.23	5.7	2,145,103	$4.94

As of December 31, 2006, total unrecognized compensation cost related to stock options granted under our various plans was $1.4 million. We expect that cost to be recognized over a weighted-average period of 1.6 years.

Summary of Restricted Stock Units and Restricted Stock Awards

The following table summarizes all restricted stock unit activity under our share-based compensation plans for the year ending December 31, 2006:

	Outstanding restricted stock units
	Number of shares	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2005	—
Awarded	236,500
Vested	(2,500)
Forfeited or expired	(5,000)

Outstanding at December 31, 2006	229,000

Vested and expected to vest at December 31, 2006	176,681	1.41	$969,977

Restricted stock units were awarded for the first time in 2006 under our 1999 Equity Incentive Plan. The fair value of these grants was calculated based upon the fair market value of our stock at the date of grant, less an estimate of pre-vesting forfeitures. The weighted-average grant-date fair value of restricted stock units awarded during fiscal 2006 was $4.88.

Employee Stock Purchase Plan ("ESPP")

ESPP awards for offering periods prior to and after the adoption of SFAS No. 123R were valued using the Black-Scholes model using the following assumptions:

	Year ended December 31,
	2006	2005	2004
Expected life (in years)	0.5 – 1.0	0.5 – 1.0	0.5 – 1.0
Risk-free interest rate	4.2%	2.6%	1.3%
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	40%	45%	86%

Disclosures Pertaining to All Share-Based Compensation Plans

Cash received under all share-based payment arrangements for the years ended December 31, 2006, 2005 and 2004 was $602,000, $474,000 and $945,000, respectively, related to the exercise of stock options and the purchase of ESPP shares. The weighted-average grant-date fair value of options, restricted stock units and restricted stock awards granted in the years ended December 31, 2006, 2005 and 2004 was $4.21, $4.36 and $4.81 per share, respectively. Because of our net operating losses and related valuation allowance, we did not realize any tax benefits for the tax deductions from share-based payment arrangements during the years ended December 31, 2006, 2005 or 2004.

(3)       Prepaid Expenses and Other Current Assets:

Prepaid expenses and other current assets consist of the following (in thousands):

	December 31,
	2006	2005
Prepaid expenses	$815	$1,093
Product inventory	130	190
Other receivables	26	29

	$971	$1,312

(4)       Property and Equipment:

Property and equipment consists of the following (in thousands):

	December 31,
	2006	2005
Computer equipment and software	$5,284	$4,528
Office furniture and equipment	1,518	1,518
Leasehold improvements	489	487

	7,291	6,533
Less accumulated depreciation	(6,350)	(6,064)

	$941	$469

Depreciation expense for the years ended December 31, 2006, 2005, and 2004 was $350,000, $467,000, and $428,000, respectively.

(5)       Notes Receivable from Current and Former Officers:

Notes receivable from current and former officers consist of the following (in thousands):

	December 31,
	2006	2005
Principal	$—	$236
Accrued interest	—	61

	$—	$297

The notes were full recourse loans secured by shares of our common stock, owned by the current and former officers and bore interest at 4.94%. Principal and interest were due on December 31, 2005. The outstanding amount at December 31, 2005 was settled in full during the first quarter of 2006.

(6)       Other Assets:

Other assets consist of the following (in thousands):

	December 31,
	2006	2005
Software development costs	$3,089	$3,089
Less accumulated amortization	(3,089)	(2,959)

Software development costs, net	—	130
Other non current assets	909	942

	$909	$1,072

The amortization expense for software development costs for the years ended December 31, 2006, 2005, and 2004 was $130,000, $262,000, and $351,000, respectively.

(7)       Accrued Liabilities:

Accrued liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Accrued vacation	$1,036	$1,194
Accrued commissions and bonus	2,710	532
Accounts payable accruals	503	441
Other accrued liabilities	768	799
Accrued income tax payable	72	—

	$5,089	$2,966

(8)       Deferred Revenue:

Deferred revenue consists of the following (in thousands):

	December 31,
	2006	2005
Current:
Products	$5,484	$4,568
Service and support	9,302	6,603

	$14,786	$11,171

Long term:
Products	$1,519	$1,917
Service and support	2,854	3,915

	$4,373	$5,832

(9)       Bank Line of Credit:

On December 2, 2005 we amended and extended our existing revolving line of credit agreement with Comerica Bank. The maximum that can be borrowed under the agreement is $5.0 million. The line expires on June 2, 2007. Borrowing under the line of credit bears interest at a floating prime rate, or a fixed rate of LIBOR plus 2.5%. To secure the line we granted Comerica a security interest in all of our assets other than our intellectual property. We also agreed with Comerica that we will not grant a security interest in our intellectual property to any third party. Borrowings under the line are subject to various covenants. In September 2006 we further amended the agreement to include a letter of credit sublimit not to exceed $1.0 million. At December 31, 2006, we have an outstanding letter of credit for $206,000. There were no borrowings outstanding on the line of credit at December 31, 2006.

(10)       Income Taxes:

All income (loss) before income taxes is derived from the United States.

The components of the provision (benefit) for income taxes are as follows (in thousands):

	Year ended December 31,
	2006	2005	2004
Current:
Federal	$97	$159	$(43)
State	106	23	—

Total Current	203	182	(43)
Deferred:
Federal	—	—	—
State	—	—	—

Total Deferred	—	—	—

Total provision (benefit) for income taxes	$203	$182	$(43)

Differences between income taxes calculated using the federal statutory income tax rate and the provision (benefit) for income taxes were as follows (in thousands):

	Year ended December 31,
	2006	2005	2004
Computed tax at statutory rate of 34%	$140	$1,965	$(250)
State taxes, net of federal benefit	73	23	—
Federal Alternative Minimum Tax	97	159	(43)
Losses (benefited) not benefited	(631)	(2,015)	183
Non deductible stock-based compensation	407	—	—
Other non deductible expenses	117	50	67

Provision (benefit) for income taxes	$203	$182	$(43)

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets are as follows, (in thousands):

	December 31,
	2006	2005
Deferred tax assets:
Net operating losses	$23,353	$25,215
Capitalized software development costs	202	315
Deferred revenue	2,250	1,617
Research credits carryforwards	1,723	1,521
Other	509	1,109

Total gross deferred tax assets	28,037	29,777
Valuation allowance	(28,037)	(29,777)

Total net deferred tax assets	$—	$—

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the net deferred tax assets have been fully offset by a valuation allowance. The valuation allowance decreased from December 31, 2005 to December 31, 2006 in the amount of $1,740,000.

As of December 31, 2006, we had net operating loss carryforwards for federal income tax purposes of approximately $65,300,000, which expire in the years 2018 through 2024 and federal research tax credits of approximately $1,150,000, which expire in the years 2011 through 2026.

As of December 31, 2006, we also had California net operating loss carryforwards of approximately $30,720,000 expiring in the years 2012 through 2014 and California research and development tax credits of approximately $860,000 which carry forward indefinitely.

Included in the net operating loss carryforward are losses created by the exercise of stock options. Although these net operating loss carryforwards are reflected in total U.S. net operating tax loss carryforwards, pursuant to Statement 123(R), deferred tax assets associated with these deductions are only recognized to the extent that they reduce taxes payable. Further, these recognized deductions are treated as direct increases to stockholders' equity and as a result do not impact the Statement of Operations. To the extent stock-option related deductions are not recognized pursuant to Statement 123(R), the unrecognized benefit is not reflected on the Consolidated Balance Sheet. Accordingly, the Company has reduced deferred tax assets by approximately $881,000 which represents the unrecognized benefit from stock-option related net operating loss carryforwards as of December 31, 2006, that is potentially available for utilization in future years.

Utilization of our net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitation provided by the Internal Revenue Code and a similar state provision. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

(11)       Stockholders' Equity (Deficit):

Common Stock

At December 31, 2006, we had reserved shares of common stock for future issuance as follows:

Stock options outstanding	3,299,644
Stock awards outstanding	229,000
Stock options available for future grants	496,440
Employee stock purchase plan	82,324
Common stock warrants	1,375,000

5,482,408

Common Stock Warrants

In 2001, we issued a fully vested non-forfeitable warrant to purchase 1,375,000 shares of our common stock at an exercise price of $8.00 per share. The warrant was issued to WPV, Inc., an affiliate of a significant stockholder of ours, in connection with the guarantee of a line of credit to us. The warrant is outstanding and will expire if unexercised by March 9, 2008.

(12)       Commitments and Contingencies:

Leases

We lease our Oakland, California corporate office facility and our Tucson, Arizona office under non-cancelable operating leases with terms expiring in 2013 and 2009, respectively. Future minimum payments under these leases as of December 31, 2006 are as follows (in thousands):

2007	$993
2008	995
2009	1,003
2010	1,032
2011	1,079
2012 and thereafter	2,312

$7,414

Rent expense under all operating leases was $1.0 million for each of the years ended December 31, 2006, 2005 and 2004.

License Agreement

In September 1996, we entered into a license agreement with a university for the use of the intellectual property underlying its most significant current products. In exchange for the license, which expires in 2014, we issued stock and paid a license-issue fee. The agreement also provided for milestone payments, all of which have been made, and for royalties based on booked sales of products using the licensed technology. Royalty expenses were $894,000, $1,082,000 and $746,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and are included in cost of product revenues. Annual minimum guaranteed royalty payments are $150,000.

If we lose or are unable to maintain the license agreement during the term of the underlying patents, it would adversely affect our business. The university may terminate the license agreement if we fail to perform or violate its terms without curing the violation within 60 days of receiving written notice of the violation.

Litigation

On July 15, 2005, SkyTech, Inc. ("SkyTech") filed a complaint against us in the District Court for the State of Minnesota, Fourth Judicial District, alleging claims of fraud, breach of contract, breach of duty of good faith and fair dealing, tortious interference, and indemnity. SkyTech alleged that it entered into an independent sales representative agreement (the "Agreement") with us in October 2002 pursuant to which it has an exclusive right to market our products to the "After School" market. SkyTech further alleged that we prevented SkyTech's performance of the Agreement and that we wrongly terminated the Agreement. SkyTech asserted that it was entitled to an unspecified amount of damages comprised of lost commissions and other damages, attorney's fees, costs and punitive damages. In addition to the SkyTech claims, SkyLearn, L.L.C and HEK, Inc., both of which claimed to be subcontractors of SkyTech, claimed that they suffered damages from our alleged actions with respect to SkyTech. In December 2005, the court granted our motion to dismiss the case and to compel arbitration. The Plaintiffs appealed the ruling. In December 2006, the Minnesota state court of appeals affirmed the trial court's ruling and in February 2007 the Minnesota Supreme Court denied plaintiff's request for review.

In October 2005, we initiated an arbitration proceeding before the American Arbitration Association in San Francisco, California. Our arbitration complaint alleges that SkyTech owes us for training charges that remain unpaid under the Agreement and seeks declaratory relief regarding SkyTech's claims against us. SkyTech has asserted counterclaims against us in the arbitration, repeating the claims made in the Minnesota case and asserting damages of $10 million. This arbitration is presently on hold.

We believe that we have meritorious defenses to SkyTech's claims and intend to defend ourselves vigorously. We do not believe that the resolution of this matter will have a material adverse effect on our financial position or results of operations.

(13)       Warranties; Indemnification:

We generally provide a warranty that our software products substantially operate as described in the manuals and guides that accompany the software for a period of 90 days. The warranty does not apply in the event of misuse, accident, and certain other circumstances. To date, we have not incurred any material costs associated with these warranties and have no accrual for such items at December 31, 2006.

From time to time, we enter into contracts that require us, upon the occurrence of certain contingencies, to indemnify parties against third party claims. These contingent obligations primarily relate to (i) claims against our customers for violation of third party intellectual property rights caused by our products; (ii) claims resulting from personal injury or property damage resulting from our activities or products; (iii) claims by our office lessors arising out of our use of the premises; and (iv) agreements with our officers and directors under which we may be required to indemnify such persons for liabilities arising out of their activities on our behalf. Because the obligated amounts for these types of agreements usually are not explicitly stated, the overall maximum amount of these obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on our balance sheet as of December 31, 2006 or 2005.

(14)       Employee Retirement and Benefit Plan:

We have a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code, which covers substantially all employees. Eligible employees may contribute amounts to the plan, via payroll withholding, subject to certain limitations. In 2007 we started to match contributions by plan participants at a rate of 3% of salary, with an annual maximum of $2,000 per participant.

(15)       Related Party Transaction:

On September 30, 2003, we entered into an agreement with Posit Science Corporation ("PSC") to provide PSC with exclusive rights in the healthcare field to certain intellectual property, patents and software we own or license, along with transfer of certain healthcare research projects. A co-founder, substantial shareholder, and member of our Board of Directors is a co-founder, officer, director and substantial shareholder of PSC.

The rights were acquired by PSC for a combination of cash, stock and future royalties. PSC paid $500,000 cash, of which $448,000 was recognized as other income during the year ended December 31, 2003. The balance was recognized over the next nine months as services were provided to PSC. Amounts received to date and any future receipts are being reported as other income as we do not consider the sale of these rights to be part of our recurring operations. Under the agreement, we will receive net royalties between 2% to 4% on products sold by PSC that use our patents or software. We did not record a value for the 1.8 million shares of PSC received in the transaction, because PSC was a private start-up venture, the shares of which had no determinable value. We have a 3.5% equity interest in PSC. We received royalty income from PSC of $150,000, $50,000 and $99,000 in fiscal years 2006, 2005 and 2004, respectively. There were no amounts due from PSC at December 31, 2006.

16.       Interim Financial Information (unaudited)

Quarterly financial data (in thousands, except per share amounts)

	2006
	Quarter ended
	March 31	June 30	September 30	December 31	Total
Total revenues	$7,831	$12,953	$9,925	$10,289	$40,998
Gross profit	5,662	10,446	7,403	7,952	31,463
Net income (loss)	(2,174)	2,388	(332)	326	208
Net income (loss) per share:
Basic	$(0.13)	$0.14	$(0.02)	$0.02	$0.01
Diluted	$(0.13)	$0.13	$(0.02)	$0.02	$0.01

	2005
	Quarter ended
	March 31	June 30	September 30	December 31	Total
Total revenues	$10,245	$13,279	$9,812	$6,983	$40,319
Gross profit	8,452	11,158	8,006	5,048	32,664
Net income (loss)	1,290	3,593	2,262	(1,548)	5,597
Net income (loss) per share:
Basic	$0.08	$0.22	$0.14	$(0.09)	$0.33
Diluted	$0.07	$0.20	$0.13	$(0.09)	$0.31

Scientific Learning Corporation

Condensed balance sheets

(In thousands)	March 31, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$12,108	$16,364
Accounts receivable, net	4,706	7,098
Prepaid expenses and other current assets	1,286	971

Total current assets	18,100	24,433
Property and equipment, net	1,140	941
Other assets	901	909

Total assets	$20,141	$26,283

Liabilities and stockholders' equity (deficit)
Current liabilities:
Accounts payable	$646	$607
Accrued liabilities	3,690	5,089
Deferred revenue	12,694	14,786

Total current liabilities	17,030	20,482
Deferred revenue, long-term	3,491	4,373
Other liabilities	422	411

Total liabilities	20,943	25,266
Stockholders' equity (deficit):
Common stock and additional paid-in capital	79,718	78,909
Accumulated deficit	(80,520)	(77,892)

Total stockholders' equity (deficit)	(802)	1,017

Total liabilities and stockholders' equity (deficit)	$20,141	$26,283

See accompanying notes.

Scientific Learning Corporation

Condensed statements of operations

(In thousands, except per share amounts)	Three months ended March 31,
	2007	2006
	(Unaudited)
Revenues:
Products	$5,453	$5,348
Service and support	3,359	2,483

Total revenues	8,812	7,831
Cost of revenues:
Cost of products	306	320
Cost of service and support	2,253	1,849

Total cost of revenues	2,559	2,169
Gross profit	6,253	5,662
Operating expenses:
Sales and marketing	6,406	5,379
Research and development	1,146	1,022
General and administrative	1,771	1,567

Total operating expenses	9,323	7,968

Operating loss	(3,070)	(2,306)
Other income from related party	78	37
Interest and other income	255	95

Net loss before income tax	(2,737)	(2,174)
Income tax benefit	(109)	—

Net loss	$(2,628)	$(2,174)

Basic and diluted net loss per share:	$(0.15)	$(0.13)

Shares used in computing basic and diluted net loss per share	17,003	16,797

See accompanying notes.

Scientific Learning Corporation

Condensed statements of cash flows

	Three months ended March 31,
(In thousands)	2007	2006
	(Unaudited)
Operating Activities:
Net loss	$(2,628)	$(2,174)
Adjustments to reconcile net income to cash used in operating activities:
Depreciation and amortization	82	97
Stock-based compensation	465	381
Changes in operating assets and liabilities:
Accounts receivable	2,392	(1,630)
Prepaid expenses and other current assets	(315)	(21)
Other assets	8	11
Accounts payable	39	7
Accrued liabilities	(1,399)	462
Deferred revenue	(2,974)	(1,047)
Other liabilities	11	(7)

Net cash used in operating activities	(4,319)	(3,921)
Investing Activities:
Purchases of property and equipment, net	(281)	(187)
Maturity of investments	—	3,043
Repayment on officer loans and accrued interest	—	213

Net cash provided by (used in) investing activities	(281)	3,069
Financing Activities:
Proceeds from insurance of common stock, net	344	26

Net cash provided by financing activities	344	26

Decrease in cash and cash equivalents	(4,256)	(826)
Cash and cash equivalents at beginning of period	16,364	9,022

Cash and cash equivalents at end of period	$12,108	$8,196

Supplemental schedule of noncash financing activities:
Common stock surrendered in connection with repayment of officer loans	—	$84

See accompanying notes.

(1)       Summary of Significant Accounting Policies:

Description of Business

Scientific Learning Corporation develops and distributes the Fast ForWord family of software. Our patented products build learning capacity by rigorously and systematically applying neuroscience-based learning principles to improve the fundamental cognitive skills required to read and learn. To facilitate the use of our products, we offer a variety of on-site and remote professional and technical services, as well as phone, email and web-based support. We sell primarily to K-12 schools in the United States through a direct sales force.

All of our activities are in one operating segment.

We were incorporated in 1995 in the State of California and were reincorporated in 1997 in the State of Delaware.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent that there are material differences between these estimates and actual results, our financial statements could be affected.

Unaudited Interim Financial Information

The unaudited interim financial statements as of March 31, 2007 and for the three months ended March 31, 2007 and 2006 is unaudited, but includes all normal recurring adjustments that we consider necessary for a fair presentation of our financial position at such date and our results of operations and cash flows for those periods. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States and on the same basis as the audited financial statements.

These condensed financial statements and notes should be read in conjunction with our audited financial statements and notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

Revenue Recognition

We derive revenue from the sale of licenses to our software and from service and support fees. Software license revenue is recognized in accordance with AICPA Statement of Position 97-2, "Software Revenue Recognition," as amended by Statement of Position 98-9 (SOP 97-2). SOP 97-2 provides specific industry guidance and four basic criteria, which must be met to recognize revenue. These are: 1) persuasive evidence of an arrangement exists; 2) delivery of the product has occurred; 3) a fixed or determinable fee; and 4) the probability that the fee will be collected. The application of SOP 97-2 requires us to exercise significant judgment related to our specific transactions and transaction types.

Sales to our school customers typically include multiple elements (e.g., Fast ForWord software licenses, Progress Tracker, our Internet-based participant tracking service, support, training, implementation management, and other services). We allocate revenue to each element of a transaction based upon its fair value as determined in reliance on "vendor specific objective evidence" ("VSOE"), if VSOE exists for each element. As we do not have VSOE for software licenses, we normally recognize revenue using the residual method on arrangements with multiple elements that include software licenses, whereby the difference between the total arrangement fee and the total fair value of the undelivered elements (generally services and support) is recognized as revenue relating to software licenses. VSOE of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for those products and services when sold separately and, for support services, is also measured by the renewal price. We are required to exercise judgment in determining whether VSOE exists for each undelivered element based on whether our pricing for these elements is sufficiently consistent.

The value of software licenses, services and support invoiced during a particular period is recorded as deferred revenue until recognized. All revenue from transactions that include new products that have not yet been delivered is deferred until the delivery of all products. Deferred revenue is recognized as revenue as discussed below.

Product Revenue

Product revenue is primarily derived from the licensing of software and is recognized as follows:

  •
  Perpetual licenses—software licensed on a perpetual basis. Revenue is recognized at the later of product delivery date or contract start date using the residual method. If VSOE does not exist for all the undelivered elements, all revenue is deferred and recognized ratably over the service period if the undelivered element is services or when all elements have been delivered.

  •
  Term licenses—software licensed for a specific time period, generally three to twelve months. Revenue is recognized ratably over the license term.

  •
  Individual participant licenses—software licensed for a single participant. Revenue is recognized over the average period of use, typically six weeks.

Service and Support Revenue

Service and support revenue is derived from a combination of training, implementation, technical and professional services, online services and customer support. Training, technical and other professional services are typically sold on a per day basis. If VSOE exists for all elements of an arrangement or all elements except software licenses, services revenue is recognized as performed. If VSOE does not exist for all the elements in an arrangement except software licenses, service revenue is recognized over the longest contractual period in an arrangement. Revenue from services sold alone or with support is recognized as performed.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents, which primarily consist of cash on deposit with banks, money market funds, and US Government debt with a maturity of three months or less, are stated at cost, which approximates fair value.

Other Assets

Other assets consist of the following (in thousands):

	March 31, 2007	December 31, 2006
	(unaudited)
Long-term lease deposits	$855	$855
Other non current assets	46	54

	$901	$909

Net Loss Per Share

Basic net loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted net loss per share reflects the potential dilution of securities by adding common stock equivalents (computed using the treasury stock method) to the weighted-average number of common shares outstanding during the period, if dilutive. Potentially dilutive securities of 1,124,190 and 896,720 have been excluded from the computation of diluted net loss per share in the three month periods ending March 31, 2007 and 2006, respectively, as their inclusion is antidilutive.

The following table sets forth the computation of net loss per share (in thousands, except per share data):

	Three months ended March 31,
	2007	2006
	(unaudited)
Net loss	$(2,628)	$(2,174)

Weighted average shares used in calculation of basic net loss per share	17,003	16,797
Effect of dilutive securities:
Employee stock options	—	—

Weighted-average basic and diluted common shares	17,003	16,797

Basic and diluted net loss per share:	$(0.15)	$(0.13)

Fair Value Measurement

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of the adoption of SFAS 157 on our financial condition and results of operations.

(2)       Stock-Based Compensation:

Compensation Cost

The following table summarizes our stock-based compensation expense resulting from the application of SFAS 123R in the three months ended March 31, 2007 and 2006 (in thousands):

	Three months ended March 31,
	2007	2006
	(unaudited)
Cost of service and support revenues	$48	$40
Sales and marketing	198	138
Research and development	88	62
General and administrative	131	141

Total stock-based compensation expense	465	381

Valuation of Stock Option Awards

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. This model requires the input of subjective assumptions, including expected stock price volatility, the estimated life of each award and estimated pre-vesting forfeitures. The fair value of these stock options was estimated assuming no expected dividends and estimates of expected life, volatility and risk-free interest rate at the time of grant. Estimated volatility is based on the historical prices of our common stock over the expected life of each option. Expected life of the options is based on our history of option exercise and cancellation activity. The risk free interest rates used are based on the U.S. Treasury yield curve in effect at the time of grants for periods corresponding with the expected life of the options. We use historical data to estimate pre-vesting option forfeitures. We recognize compensation expense for the fair values of these awards, which typically have graded vesting, on a straight-line basis over the requisite service period of each of these awards.

There were no stock options granted in the three month periods ended March 31, 2007 or 2006.

Summary of Stock Options

The following table summarizes all stock option activity under our share-based compensation plans for the three months ended March 31, 2007:

	Outstanding options
	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2006	3,299,539	$4.23
Granted (unaudited)	—	—
Exercised (unaudited)	(72,975)	$4.72
Forfeited (unaudited)	(9,029)	$8.30

Outstanding at March 31, 2007 (unaudited)	3,217,535	$4.21	5.51	$12,754,898

Vested and expected to vest at March 31, 2007 (unaudited)	2,737,627	$4.54	5.48	$10,210,752
Exercisable at March 31, 2007 (unaudited)	2,131,183	$4.94	5.28	$7,457,645

The aggregate intrinsic value of options outstanding at March 31, 2007 is calculated as the difference between the exercise price of the underlying options and the market price of our common stock for the 3,049,602 shares that had exercise prices that were lower than the $7.64 market price of our common stock at March 31, 2007 ("in the money options"). The total intrinsic value of options exercised during the three months ended March 31, 2007 and 2006 was $141,000 and $13,000, respectively. The fair value of options vested during the three months ended March 31, 2007 and 2006 was $392,000 and $345,000, respectively.

The following table summarizes information concerning outstanding and exercisable stock options at March 31, 2007 (unaudited):

	Outstanding			Exercisable
Price range	Number of shares	Weighted- average exercise price per share	Weighted- average remaining contractual life (years)	Number of shares	Weighted average exercise price per share
$0.60 - $1.39	1,117,570	$1.37	5.1	367,570	$1.34
$1.40 - $1.90	381,600	$1.72	5.4	381,600	$1.71
$1.98 - $5.69	763,526	$4.69	5.6	678,377	$4.60
$5.80 - $7.64	786,906	$6.06	6.6	535,703	$6.11
$11.25 - $39.88	167,933	$17.84	2.6	167,933	$17.84

	3,217,535	$4.21	5.5	2,131,183	$4.94

As of March 31, 2007, total unrecognized compensation cost related to stock options granted under our various plans was $1.2 million. We expect that cost to be recognized over a weighted-average period of 1.3 years.

Summary of Restricted Stock Units

The following table summarizes all restricted stock unit activity under our share-based compensation plans for the three months ending March 31, 2007:

	Outstanding restricted stock units
	Number of shares	Weighted- average remaining contractual term (years)	Aggregate intrinsic value
Outstanding at December 31, 2006	229,000
Awarded (unaudited)	195,000
Vested (unaudited)	(40,000)
Forfeited or expired (unaudited)	—

Outstanding at March 31, 2007 (unaudited)	384,000

Vested and expected to vest at March 31, 2007 (unaudited)	291,581	1.79	$2,227,678

Restricted stock units were awarded for the first time in 2006 under our 1999 Equity Incentive Plan. The fair value of these grants was calculated based upon the fair market value of our stock at the date of grant, less an estimate of pre-vesting forfeitures. The weighted-average grant-date fair value of restricted stock units awarded during the three months ending March 31, 2007 and 2006 was $6.86 and $5.05, respectively.

Employee Stock Purchase Plan ("ESPP")

ESPP awards were valued using the Black-Scholes model using the following assumptions:

	Three months ended March 31,
	2007	2006
	(unaudited)
Expected life (in years)	1.0	1.0
Risk-free interest rate	5.1%	3.4%
Dividend yield	0.0%	0.0%
Expected volatility	54%	48%

    Disclosures Pertaining to All Share-Based Compensation Plans

Cash received under all share-based payment arrangements for the three months ended March 31, 2007 and 2006 was $344,000 and $26,000, respectively, related to the exercise of stock options and the purchase of ESPP shares. Because of our net operating losses and related valuation allowance, we did not realize any tax benefits for the tax deductions from share-based payment arrangements during the three months ended March 31, 2007 or 2006.

(3)       Comprehensive Income (Loss):

We have no items of other comprehensive income (loss), and accordingly, the comprehensive income (loss) is equal to the net income (loss) for all periods presented.

(4)       Warranties; Indemnification:

We generally provide a warranty that our software products substantially operate as described in the manuals and guides that accompany the software for a period of 90 days. The warranty does not apply in the event of misuse, accident, and certain other circumstances. To date, we have not incurred any material costs associated with these warranties and have no accrual for such items at March 31, 2007.

From time to time, we enter into contracts that require us, upon the occurrence of certain contingencies, to indemnify parties against third party claims. These contingent obligations primarily relate to (i) claims against our customers for violation of third party intellectual property rights caused by our products; (ii) claims resulting from personal injury or property damage resulting from our activities or products; (iii) claims by our office lessor arising out of our use of the premises; and (iv) agreements with our officers and directors under which we may be required to indemnify such persons for liabilities arising out of their activities on behalf of ourselves. Because the obligated amounts for these types of agreements usually are not explicitly stated, the overall maximum amount of these obligations cannot be reasonably estimated. No liabilities have been recorded for these obligations on our balance sheet as of March 31, 2007 or March 31, 2006.

(5)       Related Party Transaction:

In September 2003 we entered into an agreement with Posit Science Corporation ("PSC") to provide PSC with exclusive rights in the healthcare field to certain intellectual property owned or licensed by us, along with transfer of certain healthcare research projects. A co-founder, substantial shareholder, and member of our Board of Directors, is a co-founder, officer, director and substantial shareholder of PSC.

During the quarter ended March 31, 2007, we recorded $78,000 in royalties receivable from PSC. For the comparable period in 2006, we recorded $37,000 in royalties receivable. Amounts received to date and any future receipts are being reported as other income as we do not consider these royalties to be part of our recurring operations.

(6)       Provision for Income Taxes:

In the three months ending March 31, 2007, we recorded an income tax benefit of $109,000, based on our expectation that we will be profitable for the fiscal year. For the three months ended March 31, 2006 we recorded no income tax provision. The tax benefit for the three months ended March 31, 2007 principally consists of federal and state taxes currently payable offset by the utilization of net operating losses resulting in an effective tax rate of approximately 4%. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and previously reported net losses, we continue to maintain a full valuation allowance against our remaining net deferred tax assets.

Accounting for Uncertainty in Income Taxes

Effective January 1, 2007, we adopted Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109." ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a company's income tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 utilizes a two-step approach for evaluating uncertain tax positions accounted for in accordance with SFAS 109. Step one, Recognition, requires a company to determine if the weight of available evidence indicates that a tax position is more likely than not to be sustained upon audit, including resolution of related appeals or litigation processes, if any.

Step two, Measurement, is based on the largest amount of benefit, which is more likely than not to be realized on ultimate settlement. The cumulative effect of adopting FIN No. 48 on January 1, 2007 is recognized as a change in accounting principle, recorded as an adjustment to the opening balance of retained earnings on the adoption date.

As a result of the implementation of FIN 48, we did not recognize any increase or decrease in the liability for unrecognized tax benefits related to tax positions taken in prior periods, therefore, there was no corresponding adjustment to the opening balance of retained earnings. Additionally, FIN 48 specifies that tax positions for which the timing of the ultimate resolution is uncertain should be recognized as long-term liabilities. We made no reclassifications between current and long term taxes payable upon adoption of FIN 48. Our total amount of unrecognized tax benefits as of the January 1, 2007 adoption date and March 31, 2007 was $1.4 million. Also, we have no unrecognized tax benefits that, if recognized, would affect our current or future effective tax rate.

Our continuing practice is to recognize interest and penalties relating to income tax matters in income tax expense. We recorded approximately $2,000 for these expenses in the three month period ended March 31, 2007, and had no accruals at March 31, 2007.

Our only major tax jurisdiction is the United States and our 2003-2006 tax years remain subject to examination by the appropriate governmental agencies due to our operating loss positions. Our federal income tax return for 2004 is currently under examination.

(7)       Commitments and Contingencies:

On July 15, 2005, SkyTech, Inc. ("SkyTech") filed a complaint against us in the District Court for the State of Minnesota, Fourth Judicial District, alleging claims of fraud, breach of contract, breach of duty of good faith and fair dealing, tortious interference, and indemnity. SkyTech alleged that it entered into an independent sales representative agreement (the "Agreement") with us in October 2002 pursuant to which it has an exclusive right to market our products to the "After School" market. SkyTech further alleged that we prevented SkyTech's performance of the Agreement and that we wrongly terminated the Agreement. SkyTech asserted that it was entitled to an unspecified amount of damages comprised of lost commissions and other damages, attorney's fees, costs and punitive damages. In addition to the SkyTech claims, SkyLearn, L.L.C and HEK, Inc., both of which claimed to be subcontractors of SkyTech, claimed that they suffered damages from our alleged actions with respect to SkyTech. In December 2005, the court granted our motion to dismiss the case and to compel arbitration. The Plaintiffs appealed the ruling. In December 2006, the Minnesota state court of appeals affirmed the trial court's ruling and in February 2007 the Minnesota Supreme Court denied plaintiff's request for review.

In October 2005, we initiated an arbitration proceeding before the American Arbitration Association in San Francisco, California. Our arbitration complaint alleges that SkyTech owes us for training charges that remain unpaid under the Agreement and seeks declaratory relief regarding SkyTech's claims against us. SkyTech has asserted counterclaims against us in the arbitration, repeating the claims made in the Minnesota case and asserting damages of $10 million. This arbitration is presently on hold.

We believe that we have meritorious defenses to SkyTech's claims and intend to defend ourselves vigorously. We do not believe that the resolution of this matter will have a material adverse effect on our financial position or results of operations.

Brain activation patterns change after using *Fast ForWord*® products to more closely resemble successful readers

Not Activated

Activated

Research includes:

- Over 130 efficacy studies based on data from more than 26,000 students at more than 350 schools demonstrating the positive impact of *Fast ForWord*® products
- Student populations include: at-risk, English language learners, special education, general education and gifted and talented
- Proven results from eight countries including Germany, India, Singapore, the United Kingdom and the United States
- Our founders have authored over 425 scientific publications that have been cited more than 4,100 times in the scientific literature

PART II

Information not required in prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee and the NASD filing fee.

SEC registration fee		$1,589
NASD filing fee		5,673
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant's certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

  •
  The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings (1) authorized by the registrant's board of directors, (2) brought to enforce a right to indemnification or (3) where indemnification is required by law.

  •
  The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant's policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15. Recent Sales of Unregistered Securities.

None

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits. A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b)
Financial Statement Schedules

The financial statement schedule of the Company is provided in this separate section. The financial statement schedule included in this section is as follows:

Schedule II—Valuation and Qualifying Accounts (in thousands):

Allowance for Doubtful Accounts Years Ended December 31,

	Opening balance	Charges (credits) to operating expenses	Additions (deductions) to allowance	Closing balance
2006	$81	$18	$—	$99
2005	$121	$(40)	$—	$81
2004	$139	$(103)	$85	$121

Item 17. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on the 18th day of May, 2007.

SCIENTIFIC LEARNING CORPORATION
/s/ ROBERT C. BOWEN By: Robert C. Bowen Chief Executive Officer

Power of attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert Bowen and Jane Freeman, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the 18th day of May, 2007.

Signature	Title	Date

/s/ ROBERT C. BOWEN Robert C. Bowen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 18, 2007
/s/ JANE A. FREEMAN Jane A. Freeman	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer and Accounting Officer)	May 18, 2007
/s/ DR. MICHAEL MERZENICH Dr. Michael Merzenich	Director	May 18, 2007
/s/ DR. PAULA A. TALLAL Dr. Paula A. Tallal	Director	May 18, 2007

/s/ CARLETON A. HOLSTROM Carleton A. Holstrom	Director	May 18, 2007
/s/ RODMAN W. MOORHEAD, III Rodman W. Moorhead, III	Director	May 18, 2007
/s/ AJIT DALVI Ajit Dalvi	Director	May 18, 2007
/s/ DR. JOSEPH MARTIN Dr. Joseph Martin	Director	May 18, 2007
/s/ EDWARD VERMONT BLANCHARD, JR. Edward Vermont Blanchard, Jr.	Director	May 18, 2007
/s/ DAVID W. SMITH David W. Smith	Director	May 18, 2007

Exhibit index

Exhibit Number	Description
1.1+	Form of Underwriting Agreement
3.1(20)	Amended and Restated Certificate of Incorporation
3.2(9)	Amended and Restated Bylaws
4.1	Reference is made to Exhibits 3.1 and 3.2
4.2(1)	Specimen Stock Certificate
4.3(2)	Amended and Restated Registration Rights Agreement, dated as of December 31, 1998
4.4(3)	Amendment No. 1 to Amended and Restated Registration Rights Agreement
4.5(5)	Amendment No. 2 to Amended and Restated Registration Rights Agreement
5.1+	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10.1(1)*	Form of Indemnity Agreement with each of our directors and executive officers
10.2(16)*	1999 Equity Incentive Plan, as amended
10.3(16)*	Forms of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement under the Incentive Plan
10.4(7)*	Forms of Stock Option Grant Notice, Stock Option Agreement and Stock Award Agreement under the Incentive Plan
10.5(14)*	1999 Non-Employee Directors' Stock Option Plan, as amended
10.6(7)*	Forms of Nonstatutory Stock Option Agreements under the Non-Employee Directors' Stock Option Plan
10.7(7)*	1999 Employee Stock Purchase Plan, as amended
10.8(16)*	Form of 1999 Employee Stock Purchase Plan Offering under the Employee Stock Purchase Plan
10.9(11)*	Milestone Equity Incentive Plan
10.10(6)*	2002 CEO Option Plan
10.11(6)*	Employment Agreement dated as of May 31, 2002 by and between Scientific Learning Corporation and Robert C. Bowen
10.12(11)*	Letter Agreement dated January 2004 by and between the Registrant and Robert C. Bowen amending the Employment Agreement
10.13(13)*	Independent Contractor Agreement dated April l7, 2003 between the Registrant and Paula A. Tallal and Project Assignment thereunder dated December 17, 2004
10.14(12)*	2005 Management Incentive Plan
10.15(17)*	2006 Management Incentive Plan
10.16(12)*	Summary of 2005 base salary and 2004 bonuses payable to Named Executive Officers
10.17(15)*	Summary of compensation payable to directors
10.18(10)	Loan and Security Agreement dated as of January 15, 2004 by and between the Registrant and Comerica Bank
10.19(14)	First Amendment to Loan and Security Agreement, dated as of September 29, 2004, by and between Comerica Bank and the Registrant, amending the Loan and Security Agreement
10.20(16)	Second Amendment to Loan and Security Agreement, dated as of December 2, 2005, by and between Comerica Bank and the Registrant, amending the Loan and Security Agreement
10.21(18)	Third Amendment to Loan and Security Agreement, dated as of September 5, 2006, by and between Comerica Bank and the Registrant, amending the Loan and Security Agreement
10.22(1)†	Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California
10.23(9)	Amendment No. 3 to Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California, amending the agreement
10.24(18)	Amendment No. 4 to Exclusive License Agreement, dated September 27, 1996, with the Regents of the University of California, amending the agreement

10.25(9)	Lease, dated as of October 1, 2003, with Rotunda Partners II
10.26(1)	Securities Purchase Agreement, dated September 24, 1996, with Warburg, Pincus Ventures, L.P.
10.27(3)	Agreement to Issue Warrant and Grant of Security Interest dated as of March 9, 2001 by and between the Registrant and WPV, Inc.
10.28(3)	Warrant to Purchase 1,375,000 Shares of Common Stock of the Registrant
10.29(4)	Stock Purchase Agreement dated November 9, 2001 between the Registrant and Warburg Pincus Ventures, L.P.
10.30(8)	Technology Transfer Agreement dated as of September 30, 2003 by and between the Registrant and Neuroscience Solutions Corporation (now renamed Posit Science Corporation) or "NSC"
10.31(8)	SLC License Agreement dated as of September 30, 2003 by and between the Registrant and NSC
10.32(8)	NSC License Agreement dated as of September 30, 2003 by and between NSC and the Registrant
10.33(19)*	2007 Management Incentive Plan
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2+	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (included on the signature page to this registration statement on Form S-1)

1)
Incorporated by reference to the exhibits previously filed with the Registrant's Registration Statement on Form S-1 (File No. 333-56545).

2)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 10-K for the year ended December 31, 1999 (File No. 000-24547).

3)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K on March 12, 2001 (File No. 000-24547).

4)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 10-Q for the quarter ended September 30, 2001 (File No. 000-24547).

5)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 8-K on December 7, 2001 (File No. 000-24547).

6)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 8-K on June 7, 2002 (File No. 000-24547).

7)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 10-Q for the quarter ended June 30, 2003 (File No. 000-24547).

8)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 8-K on October 1, 2003 (File No. 000-24547).

9)
Incorporated by reference to the exhibits filed with the Registrant's Form 10-Q for the quarter ended September 30, 2003 (File No. 000-24547).

10)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K on February 5, 2004 (File No. 000-24547).

11)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 10-Q for the quarter ended March 31, 2004 (File No. 000-24547).

12)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K filed on March 25, 2005 (File No. 000-24547).

13)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K filed on December 20, 2004 (File No. 000-24547).

14)
Incorporated by reference to exhibits previously filed with the Registrant's Form 10-K for the year ended December 31, 2004 (File No. 000-24547).

15)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K filed on May 27, 2005.

16)
Incorporated by reference to exhibits previously filed with the Registrant's Form 10-K for the year ended December 31, 2005 (File No. 000-24547).

17)
Incorporated by reference to the exhibits previously filed with the Registrant's Form 10-Q for the quarter ended March 31, 2005 (File No. 000-24547).

18)
Incorporated by reference to exhibits previously filed with the Registrant's Form 10-K for the year ended December 31, 2006 (File No. 000-24547).

19)
Incorporated by reference to exhibits previously filed with the Registrant's Form 8-K filed on March 13, 2007 (File No. 000-24547).

20)
Incorporated by reference to exhibits previously filed with the Registrant's Form 10-Q for the quarter ended March 31, 2007 (File No. 000-24547).

+
To be filed by amendment.

†
Certain portions of this exhibit have been omitted based upon confidential treatment granted by the Securities and Exchange Commission for portions of the referenced exhibit.

*
Management contract or compensatory plan or arrangement.

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